Exhibit 99.1

Historical resubmission

Version	Reasons for resubmission	Date of update
V2	Update in item 20.2	**05/31/2019**
V3	Update in itens 12.5/6, 12.7/8, 12.12, 15.1/15.2, 15.3, 15.4, 15.8 and 19.2	**06/18/2019**
V4	Update in itens 11.1, 12.5/6, 12.7/8 e 21.3	**07/29/2019**
V5	Update in itens 11.1 and 12.12	**11/04/2019**
V6	Update in itens 18.8 and 18.12	**11/22/2019**
V7	Update in itens 12.5/6 and 12.12	**01/08/2020**
V8	Update in itens 18.8 and 18.12	**01/23/2020**
V9	Update in itens 11.1, 11.2, 12.7/8 and 21.3	**02/10/2020**
V10	Update in itens 18.8 and 18.12	**03/02/2020**
V11	Update in itens 11.1, 11.2, 12.5/6, 12.7/8, 12.12, 15.1/15.2, 15.3, 15.4, 15.8, 19,2 and 19.3	**05/08/2020**

11. Projections 11.1. Projections should identify: According to the Material Fact disclosed on 05/04/2020, Itaú Unibanco informed its stockholders and the market in general that the Company’s management has decided to suspend its projections for the year 2020, disclosed through Material Fact on February 10, 2020.

11.2. Should the issuer have disclosed, for the past three years, projections for the evolution of its indicators: a) state which are being replaced by new projections included in the form and which are being repeated in the form According to the Material Fact disclosed on 05/04/2020, Itaú Unibanco informed its stockholders and the market in general that the Company’s management has decided to suspend its projections for the year 2020, disclosed through Material Fact on February 10, 2020. b) with respect to the projections related to the periods that have already lapsed, compare the data projected with the effective performance of the indicators, clearly presenting the reason for any differences in projections Projections for fiscal year 2019 (1) Includes foreign units ex-Latin America; (2) Includes financial guarantees provided and corporate securities; (3) Composed of Result from loan losses, Impairment and discounts granted; (4) Commissions and fees (+) income from insurance, pension plan and premium bonds operations (-) claim expenses (-) insurance, pension plan and premium bonds selling expenses. Reasons for divergence from projections: Total loan portfolio: the higher-than-expected growth in Brazil is mainly driven by the higher credit demand from individuals and small and middle-market companies and to the increased corporate securities from the corporate segment. Financial margin with clients: the lower-than-expected growth in Consolidated was mainly driven by the foreign exchange variation in our Latin American operations. Cost of credit: the higher-than-expected level in Consolidated is mainly due to the higher increase in the loan portfolio in Brazil and to the higher-than-expected levels of provision for the Latin America portfolio, driven by macroeconomic uncertainties in Chile in the fourth quarter of 2019. Commissions and fees and result from insurance operations: the higher-than-expected growth in Consolidated and in Brazil is mainly driven by higher revenues from economic and financial advisory, brokerage and fund management services. Non-interest expenses: the lower-than-expected growth in Consolidated and in Brazil is due to the efficient cost management.

Projections for fiscal year 2018 (1) Includes foreign units ex-Latin America; (2) Includes financial guarantees provided and corporate securities; (3) Composed of Result from loan losses, Impairment and discounts granted; (4) Commissions and fees (+) income from insurance, pension plan and premium bonds operations (-) claim expenses (-) insurance, pension plan and premium bonds selling expenses. Reasons for divergence from projections: Financial margin with the market: the higher-than-expected growth in Consolidated was mainly driven by our results in Latin America. Commissions and fees and result from insurance operations: the lower-than-expected growth in Brazil was mainly driven by the lower-than-expected level of economic activities and a fiercer competitive environment. Non-interest expenses: the higher-than-expected growth in Consolidated was mainly driven by the foreign exchange variation in our Latin America operations. Projections for fiscal year 2017 (1) Considers USD-BRL rate at R$3.50 in December 2017; (2) Includes foreign units ex-Latin America; (3) Includes financial guarantees provided and corporate securities; (4) Financial margin with clients also includes the reclassification in 2016 of discounts granted to Cost of credit; (5) Composed of Result from loan losses, Impairment and discounts granted; (6) Commissions and fees (+) income from insurance, pension plan and premium bonds operations (-) claim expenses (-) insurance, pension plan and premium bonds selling expenses. 200

12.5/6 – Composition and professional experience of the board of directors and fiscal council Name Date of birth Management body Date of Term of office Number of election consecutive terms of office Taxpayer ID (CPF) Profession Elective office held Date of Nominated by the Percentage of investiture controlling attendance at stockholder meetings Other positions held and roles performed at the issuer Description of other positions/roles Andre Balestrin Cestare 06/08/1978 Board of Officers member only 04/30/2020 Annual 3 213.634.648-25 Engineer 19 – Other officers No 0.00% Not applicable. Officer Renato Barbosa do Nascimento 10/28/1971 Board of Officers member only 04/30/2020 Annual 3 161.373.518-90 Accountant 19 – Other officers No 0.00% Not applicable. Officer André Sapoznik 02/24/1972 Board of Officers member only 04/30/2020 Annual 4 165.085.128-62 Engineer 19 – Other officers No 0.00% Not applicable. Director Vice President Gilberto Frussa 10/20/1966 Board of Officers member only 04/30/2020 Annual 4 127.235.568-32 Lawyer 19 – Other officers No 0.00% Not applicable. Officer Álvaro Felipe Rizzi Rodrigues 03/28/1977 Board of Officers member only 04/30/2020 Annual 6 166.644.028-07 Lawyer 19 – Other officers No 0.00% Member of the Disclosure and Trading Officer Committee

12.5/6 - Composition and professional experience of the board of directors and fiscal council

Name	Date of birth	Management body	Date of election	Term of office	Number of consecutive terms of office
Taxpayer ID (CPF)	**Profession**	**Elective office held**	**Date of investiture**	**Nominated by the controlling stockholder**	**Percentage of attendance at meetings**
Other positions held and roles performed at the issuer		**Description of other positions/roles**			
Sérgio Mychkis Goldstein	11/12/1977	Board of Officers member only	04/30/2020	Annual	4
282.310.718-57	Lawyer	19 – Other officers		No	0.00%
Not applicable		Officer			
Claudia Politanski	08/31/1970	Board of Officers member only	04/30/2020	Annual	12
132.874.158-32	Lawyer	19 – Other officers		No	0.00%
Member of the Social Responsibility Committee		Director Vice President			
Alexsandro Broedel	10/05/1974	Board of Officers member only	04/30/2020	Annual	7
031.212.717-09	Accountant	19 – Other officers		No	0.00%
Investor Relations Officer		Executive Officer			
Chairman of the Disclosure ad Trading Committee					
Emerson Macedo Bortoloto	07/25/1977	Board of Officers member only	04/30/2020	Annual	9
186.130.758-60	Information Technologist	19 – Other officers		No	0.00%
Not applicable.		Officer

12.5/6 - Composition and professional experience of the board of directors and fiscal council

Name	Date of birth	Management body	Date of election	Term of office	Number of consecutive terms of office
Taxpayer ID (CPF)	**Profession**	**Elective office held**	**Date of investiture**	**Nominated by the controlling stockholder**	**Percentage of attendance at meetings**
Other positions held and roles performed at the issuer		**Description of other positions/roles**			
Tatiana Grecco 167.629.258-63 Not applicable.	08/31/1973 Technologist in Construction	Board of Officers member only 19 – Other officers Officer	04/30/2020	Annual No	3 0.00%
Candido Botelho Bracher 039.690.188-38 Member of the Social Responsibility Committee	12/05/1958 Business Administrator	Board of Officers member only 19 – Other officers Chief Executive Officer	04/30/2020	Annual No	12 0.00%
José Virgilio Vita Neto 223.403.628-30 Not applicable.	09/13/1978 Lawyer	Board of Officers member only 19 – Other officers Officer	04/30/2020	Annual No	6 0.00%
Rodrigo Luís Rosa Couto 882.947.650-15 Not applicable.	08/08/1975 Business Administrator	Board of Officers member only 19- Other officers Officer	04/30/2020	Annual No	9 0.00%
Fernando Barçante Tostes Malta 992.648.037-34 Not applicable	04/14/1968 Systems Analyst	Board of Officers member only 19- Other officers Executive Officer	04/30/2020	Annual No	4 0.00%
Paulo Sergio Miron 076.444.278-30 Not applicable.	07/26/1966 Accountant	Board of Officers member only 19- Other officers Executive Officer	04/30/2020	Annual No	5 0.00%
Adriano Cabral Volpini 162.572.558-21 Not applicable.	12/06/1972 Business Administrator	Board of Officers member only 19- Other officers Executive Officer	04/30/2020	Annual No	2 0.00%
Leila Cristiane Barboza Braga de Melo 153.451.838-05 Not applicable.	10/04/1971 Lawyer	Board of Officers member only 19- Other officers Executive Officer	04/30/2020	Annual No	6 0.00%
Caio Ibrahim David 101.398.578-85 Not applicable.	01/20/1968 Engineer	Board of Officers member only 19- Other officers General Director	04/30/2020	Annual No	4 0.00%

Committee Milton Maluhy Filho 06/08/1976 Board of Officers member only 04/30/2020 Annual 2 252.026.488-80 Business 19- Other officers No 0.00% Member of the Disclosure and Administrator Director Vice President Trading Committee Márcio de Andrade Schettini 05/22/1964 Board of Officers member only 04/30/2020 Annual 5 662.031.207-15 Engineer 19 – Other officers No 0.00% Not Applicable General Director Frederico Trajano Inácio Rodrigues 03/25/1976 Board of Directors member only 04/28/2020 Annual 0 253.929.608-47 Business 29- Other board officers Member of Yes 0.00% Not Applicable Administrator the Board of Directors (independent director) Ana Lúcia de Mattos Barretto Villela 10/25/1973 Board of Directors member only 04/28/2020 Annual 2 066.530.828-06 Pedagogic 29- Other board officers Yes 0.00% Member of the Nomination and Professional Member of the Board of Directors (non-executive director) Corporate Governance Committee Member of the Personnel Committee Member of the Social Responsibility Committee Fábio Colletti Barbosa 10/03/1954 Board of Directors member only 04/28/2020 Annual 5 771.733.258-20 Business 29- Other board officers Yes 100.00% Administrator Member of the Board of Directors Member of the Personnel Committee (independent director) Member of the Nomination and Corporate Governance Committee Member of the Strategy Committee Chairman of the Related Parties Committee Member of the Social Responsibility Committee

Gustavo Jorge Laboissière Loyola 12/19/1952 Board of Directors member only 04/28/2020 Annual 12 101.942.071-53 Economist 29—Other board members Yes 100.00% Member of the Related Parties Member of the Board of Directors Committee (independent director) Member of the Compensation Committee Chairman of the Audit Committee José Galló 09/11/1951 Board of Directors member only 04/28/2020 Annual 4 032.767.670-15 Business 29—Other board members Yes 100.00% Member of the Personnel Committee Administrator Member of the Board of Directors (independent director) Pedro Luiz Bodin de Moraes 07/13/1956 Board of Directors member only 04/28/2020 Annual 12 548.346.867-87 Economist 29—Other board members Yes 100.00% Member of the Compensation Member of the Board of Directors Committee (independent director) Chairman of the Capital and Risk Management Committee Member of the Related Parties Committee Pedro Moreira Salles 10/20/1959 Board of Directors member only 04/28/2020 Annual 12 551.222.567-72 Banker 29 – Other board members Yes 100.00% Chairman of the Strategy Committee Co-chairman of the Board of Directors Chairman of the Nomination and (non-executive director) Corporate Governance Committee Chairman of the Personnel Committee Member of the Compensation Committee Member of the Social Responsibility Committee

12.5/6—Composition and professional experience of the board of directors and fiscal council Name Date of birth Management body Date of Term of office Number of election consecutive terms of office Taxpayer ID (CPF) Profession Elective office held Date of Nominated by the Percentage of investiture controlling attendance at stockholder meetings Other positions held and roles performed at the issuer Description of other positions/roles Ricardo Villela Marino 01/28/1974 Board of Directors member only 04/28/2020 Annual 12 252.398.288-90 Engineer 29—Other board members Yes 81.82% Member of the Strategy Committee Member of the Board of Directors (executive director) Alfredo Egydio Setubal 09/01/1958 Board of Directors member only 04/28/2020 Annual 12 014.414.218-07 Business 29—Other board members Yes 81.82% Member of the Personnel Committee Administrator Member of the Board of Directors (non-Member of the Nomination and executive director) Corporate Governance Committee Member of the Disclosure and Trading Committee Chairman of the Social Responsibility Committee Roberto Egydio Setubal 10/13/1954 Board of Directors member only 04/28/2020 Annual 12 007.738.228-52 Engineer 29—Other board members Yes 90.91% Member of the Capital and Risk Co-chairman of the Board of Directors Management Committee (non-executive director) Member of the Strategy Committee Chairman of the Compensation Committee

12.5/6 - Composition and professional experience of the board of directors and fiscal council

Name	Date of birth	Management body	Date of election	Term of office	Number of consecutive terms of office
Taxpayer ID (CPF)	**Profession**	**Elective office held**	**Date of investiture**	**Nominated by the controlling stockholder**	**Percentage of attendance at meetings**
Other positions held and roles performed at the issuer		**Description of other positions/roles**			
João Moreira Salles	04/11/1981	Board of Directors member only	04/28/2020	Annual	3
295.520.008-58	Economist	29 - Other board members		Yes	90.91%
Member of the Strategy Committee		Member of the Board of Directors (non-executive director)			
Marco Ambrogio Crespi Bonomi	05/06/1956	Board of Directors member only	04/28/2020	Annual	3
700.536.698-00	Economist	29 - Other board members		Yes	81.82%
Member of the Nomination and Corporate Governance Committee Member of the Capital and Risk Management Committee		Member of the Board of Directors (non-executive director)			
Rene Guimarães Andrich	08/04/1971	Fiscal Council	04/28/2020	Annual	0
709.926.659-49	Accountant	47 - Fiscal Council (Alternate) Nominated by preferred stockholders		Yes	0.00%
Not applicable.					
Reinaldo Guerreiro	02/10/1953	Fiscal Council	04/28/2020	Annual	3
503.946.658-72	Accountant	46 - Fiscal Council (Alternate) Nominated by the controlling stockholder		Yes	0.00%
Not applicable.					
Alkimar Ribeiro Moura	08/09/1941	Fiscal Council	04/28/2020	Annual	4
031.077.288-53	Economist	43 - Fiscal Council (Effective) Nominated by the controlling stockholder		Yes	100.00%
Not applicable.					
Eduardo Azevedo do Valle	05/24/1957	Fiscal Council	04/28/2020	Annual	4
598.809.967-04	Engineer	47 - Fiscal Council (Alternate) Nominated by preferred stockholders		No	0.00%
Not applicable.

12.5/6 - Composition and professional experience of the board of directors and fiscal council

Name	Date of birth	Management body	Date of election	Term of office	Number of consecutive terms of office
Taxpayer ID (CPF)	Profession	Elective office held	Date of investiture	Nominated by the controlling stockholder	Percentage of attendance at meetings
Other positions held and roles performed at the issuer		Description of other positions/roles			
João Costa	08/10/1950	Fiscal Council	04/28/2020	Annual	11
476.511.728-68	Economist	46 - Fiscal Council (Alternate) Nominated by the controlling stockholder		Yes	0.00%
Not applicable.					
José Caruso Cruz Henriques	12/31/1947	Fiscal Council	04/28/2020	Annual	9
372.202.688-15	Lawyer	40 – Chairman of the Fiscal Council Elected by the controlling stockholder		Yes	100.00%
Not applicable.					

Professional experience / Statement of any conviction /Independence criteria

Sergio Mychkis Goldstein - 282.310.718-57

Sergio Mychkis Goldstein (Officer) has been a partner under our Partnership Program for Officers and Employees since 2017 and an Officer at the Itaú Unibanco Group since 2015.
Mr. Goldstein was responsible for the Wholesale Legal and Tax departments, carrying out legal services in the following business lines: (i) Investment Banking: coordinating the performance of services in fixed income, variable income, M&A and structured operations; (ii) Treasury: coordinating the performance of services in treasury operations, mainly fund raising with the retail segment, private segment, and institutional investors; (iii) Wealth Management Services: coordinating the performance of the service in asset management operations of the Itaú Unibanco Group, Private Banking, and custody, management and own and third parties' fund management activities; (iv) Allocated Funds and Onlending: coordinating the performance of services to meet corporate banking demands with respect to allocated fund operations (rural and real estate) and onlending operations of funds from BNDES and other external lines; (v) Debt Restructuring: coordinating the performance of the services to meet the demands of the Debt Restructuring Department, both in the corporate and the largest companies in the middle-market segments, basically working on the restructuring of contracts – out of court; (vi) Cross Border Loans/FX: coordinating the performance of services to meet the demands for granting foreign and cross border loans; (vii) High Volumes: coordinating the performance of services to meet the demands for banking products, such as working capital, selling, buying, assignment and discount operations; (viii) Tax Advisory and Litigation issues.
He holds a Bachelor's degree in Law from Pontifícia Universidade Católica de São Paulo (PUC-SP) and a Master's degree in Banking and Finance from the Boston University School of Law, Boston (MA, U.S.).

Claudia Politanski—132.874.158-32 Claudia Politanski (Vice President) has been a partner under our Partnership Program for Officers and Employees since 2007 and a Vice President at the Itaú Unibanco Group since 2013 and currently leads the Human Resources, Legal, Governmental and Institutional Relations, Corporate Communication and Marketing departments. She is a member of the Executive Committee and she was the secretary of the Board of Directors between 2012 and 2018. She started her career at the Itaú Unibanco Group in 1991 and was elected Officer in 2003. Ms. Politanski has been Vice President of the Executive Board of the Federação Brasileira de Bancos (FEBRABAN) since 2013 and member of the Board of Directors of Hospital Israelita Albert Einstein since 2016. She holds a Bachelor’s Degree in Law from the Universidade de São Paulo (USP), a LL.M. Degree from the University of Virginia and MBA from the Fundação Dom Cabral. Alexsandro Broedel—031.212.717-09 Alexsandro Broedel (Executive Officer) has been a partner under our Partnership Program for Officers and Employees since 2017, an Executive Officer at the Itaú Unibanco Group since 2015 and Investor Relations Officer since 2017. He has held several positions within the Itaú Unibanco Group including Officer (2012 to 2015). Mr. Broedel has been Full Professor of Accounting and Finance at Universidade de São Paulo (USP) since 2002, teaching in graduate, master and postgraduate programs, and was a Commissioner (2010 to 2012) at the Comissão de Valores Mobiliários (CVM). He was a Consultant (2008 to 2009) at Mattos Filho, Veiga Filho, Marrey Jr. e Quiroga Advogados and a Member of the Audit Committee (2012) of BM&FBOVESPA S.A. – Bolsa de Valores, Mercadorias e Futuros (currently B3 S.A. – Brasil, Bolsa, Balcão). Mr. Broedel also was a Member of the Board of Directors of CETIP S.A. – Mercados Organizados (CETIP S.A. – Organized Markets) (2013 to 2017); Member of International Integrated Reporting Committee (IIRC) (2014 to 2019); Member of the International Accounting Standards Board (IASB) since 2010; Member of the Board of Directors of IRB Brasil Resseguros since 2015. He is also Full Professor at FEA-USP and was Professor (2001 to 2002) at EAESP-FGV; Professor (2005) at Manchester Business School; and Visiting professor at London School of Economics. He holds a Bachelor’s degree in Accounting from the Universidade de São Paulo (USP), PhD in Controllership and Accounting from the Universidade de São Paulo (USP), PhD in Accounting and Finance from Manchester Business School and Bachelor’s degree in Law from the Universidade de São Paulo (USP). Emerson Macedo Bortoloto—186.130.758-60 Emerson Macedo Bortoloto (Officer) has been an Officer at the Itaú Unibanco Group since 2011. He joined the Itaú Unibanco Group in 2003, taking over a number of positions in the Internal Audit department. He is currently the Internal Audit Officer, responsible for managing the Audit department, whose mission is to plan, carry out and report on audits in Itaú Unibanco Group Retail processes and business, as well as its Wealth Management Services unit. He is also currently responsible for managing the planning, control and reporting of Itaú Unibanco’s Audit Committee’s activities. He holds a Bachelor’s degree in Data Processing Technology, a postgraduate degree in Audit and Consulting in Information Security from Faculdades Associadas de São Paulo (FASP) and, in 2004, he obtained the CISA certification issued by the Information Systems Audit and Control Association (ISACA). He also has a MBA in Internal Auditing from Fundação Instituto de Pesquisas Contábeis, Atuariais e Financeiras (FIPECAFI).

Tatiana Grecco—167.629.258-63 Tatiana Grecco (Officer) has been an Officer at the Itaú Unibanco Group since 2017. She has held several positions within the Itaú Unibanco Group including Member of the Board of Directors since 2018. She has been working in the financial and capital markets since 1994, when she joined Itaú Asset Management. She has built a consistent and ascending career throughout the years within the firm, starting as a back-office analyst of institutional and private banking investors’ portfolios. In 1998, she became a portfolio manager of fund of funds. After that, she spent 5 years as senior portfolio manager of fixed income and technical provision and later became the head of technical provision portfolio management. In 2009, Ms. Grecco initiated the indexed business at Itaú Asset Management, through mutual funds and ETFs. In 2014, she also became head of portfolio solutions Brazil. She has coordinated the ETF Committee and the ESG Workgroup at ANBIMA for several years. She was also Vice President of Fixed Income and Multimarket Funds Committee at the same Association, contributing to the development of Brazilian Mutual Funds. Since 2017, she is responsible for the market and liquidity risk control at Itaú Unibanco—bank, asset management and broker dealer units. She holds a Bachelor’s degree in civil construction from the Universidade Estadual Paulista (UNESP), post-graduate degree in finance from IBMEC-SP. She holds a Master’s degree on business administration from Fundação Getulio Vargas (FGV), São Paulo, Brazil and completed an executive education program of Risk and Asset Management from Yale University. She is also a Certified Financial Planner (CPF) since 2009. Candido Botelho Bracher—039.690.188-38 Candido Botelho Bracher (CEO) has been a partner under our Partnership Program for Officers and Employees since 2010 and CEO of the Itaú Unibanco Group since 2017. He has held several positions within the Itaú Unibanco Group including Wholesale Banking General (2015 to 2017) and Vice President (2004 a 2015). Mr. Bracher was also a Member of the Board of Directors (2009 to 2014) of the BM&FBOVESPA S.A. – Bolsa de Valores, Mercadorias e Futuros (currently B3 S.A. – Brasil, Bolsa, Balcão), an Alternate Member of the Board of Directors (1999 to 2005); a Member of the Board of Directors (2005 to 2013) of Pão de Açúcar–Companhia Brasileira de Distribuição. He holds a Bachelor’s degree in Business Administration from the Fundação Getulio Vargas (FGV), São Paulo, Brazil.

José Virgilio Vita Neto—223.403.628-30 José Virgilio Vita Neto (Officer) has been a partner under our Partnership Program for Officers and Employees since 2008 and an Officer at the Itaú Unibanco Group since 2011. He started his career at the Itaú Unibanco Group in 2000 and worked as a lawyer until 2003. He was responsible for the wholesale banking’s legal consulting department, particularly, structured operations and real estate loans. Mr. Vita worked as Legal Manager (2003 to 2008), being responsible for the wholesale banking’s legal department, including, particularly, structured operations, real estate loans, foreign exchange, derivatives and project financing; retail legal consulting and administrative and investigative proceedings, including those related to consumer protection bodies. He also worked as Legal Superintendent (2008 to 2009), responsible for retail legal consulting, administrative and investigative proceedings, litigation for major cases and public-interest civil actions. He served as Legal Superintendent (2009 to 2011), being responsible for the Retail Legal Consulting, litigation for major cases and public-interest civil actions, management of appeals in higher courts, administrative and investigative proceedings and criminal cases. He holds a Bachelor’s degree in Law from the Universidade de São Paulo (USP), a Master’s degree in Civil Law – Contracts from the University de Salamanca, Spain, a PhD in Civil Law – Contracts from the Universidade de São Paulo (USP) and Authentic Leadership Development from Harvard. Rodrigo Luís Rosa Couto—882.947.650-15 Rodrigo Luís Rosa Couto (Officer) has been an Officer at the Itaú Unibanco Group since 2011. He has held several positions within the Itaú Unibanco Group including Corporate Risk Superintendent (2008 to 2011). Mr. Couto was an Associate (2005 to 2008) at McKinsey & Company and Inspector (1998 to 2003) at the Banco Central do Brasil. He participated in an internship program at Financial Stability Institute of the BIS where he worked on the development and was a member of the teaching staff of a training course for bank supervisors of regulatory authorities worldwide (2003). He holds a Bachelor’s degree in Business Administration, Finance major, from the Universidade Federal do Rio Grande do Sul, a Master’s degree in Business Administration, Finance major, from The Wharton School, University of Pennsylvania. Fernando Barçante Tostes Malta—992.648.037-34 Fernando Barçante Tostes Malta (Executive Officer) has been a partner under our Partnership Program for Officers and Employees since 2007 and an Executive Officer at the Itaú Unibanco Group since 2015. He has held several positions within the Itaú Unibanco Group working for the Internal Controls and Compliance Officer from 2016 to this date, responsible for the non-financial risks of the group, starting with Operational Risks and Compliance and, since 2017,Information Security, Anti-Money Laundering and Fraud Prevention, as well as for the coordination of Operational and Underwriting Risk Control of international units; Cards Operations, Rede (Redecard), Mortgage Loans, Vehicle Financing, Consortia, Collection, Legal Operations, and all active customer services (2015 to 2016). Mr. Malta also was an Officer in Customer Service, Operations and Card Services, Mortgage Loans, Vehicle Financing, Consortia, Insurance and Capitalization Operations (2013 to 2015); Customer Service, Operations and Services Officer of Consumer Credit (cards and financing companies) (2011 to 2013); Customer Service Officer of the Consumer Credit department (cards and financing companies) (2009 to 2011); and Channel and CRM Officer (Unibanco, prior to the merger) (2004 to 2009). He started his career in 1988, working in many different positions. He worked in the management of the Channels, Branches and Institutional Portfolio departments and participated in a number of projects/initiatives (1995 to 2008). He also served as Alternate Member of the Board of Directors of Tecnologia Bancária S.A.; Deputy Member of the Board of Directors of Luizacred S.A. Sociedade de Crédito, Financiamento e Investimento; and as Alternate Member of the Board of Directors of Financeira Itaú CBD Crédito, Financiamento e Investimento and Banco Carrefour S.A. He holds a Bachelor’s degree in Information Technology from the Pontificia Universidade Católica do Rio de Janeiro (PUC-RJ), MBA from the Fundação Dom Cabral. Mr. Malta also attended an extension course in Strategy from the Kellogg School of Management (FDC) and extension course in Banking Management from the Swiss Finance Institute.

Paulo Sergio Miron—076.444.278-30 Paulo Sergio Miron (Executive Officer) has been a partner under our Partnership Program for Officers and Employees since 2019 and an Executive Officer at the Itaú Unibanco Group since 2015. He is also Member of the Audit Committee of Porto Seguro S.A.; Member of the Fiscal Council of Maria Cecilia Souto Vidigal Foundation; and Executive Officer of the Instituto Unibanco. He was a Partner at PricewaterhouseCoopers, São Paulo, Brazil (1996 to 2015) and the partner responsible for the audit work at large Brazilian financial conglomerates, including Unibanco – União de Bancos Brasileiros (1997 to 2000), Banco do Brasil (2001 to 2005) and Itaú Unibanco S.A. (2009 to 2013). At PricewaterhouseCoopers, Brasília, Federal District (DF), Brazil, Mr. Miron was a Partner (2001 to 2008) and he also was the partner responsible for PwC Brazil’s department for the provision of services to the government (2004 to 2008) and the partner responsible for PwC Brazil’s banking department (1997 to 2008). He has also been the coordinator of PwC Brazil’s department of training at financial institutions for over 10 years, and worked as a college professor for a number of years teaching courses related to the financial market. He is a member of the Brazilian Institute of Accountants and a speaker at many seminars related to financial instruments and auditing. He holds a Bachelor’s degree in Accounting from the Universidade São Judas Tadeu, São Paulo, Brazil, and in Economics from Universidade Mackenzie, São Paulo, Brazil. Adriano Cabral Volpini—162.572.558-21 Adriano Cabral Volpini (Officer) has been a partner under our Partnership Program for Officers and Employees since 2017 and an Officer at the Itaú Unibanco Group since 2012. He worked as Superintendent of Prevention of Unlawful Acts (2005 to 2012), Manager of Prevention of Unlawful Acts (2004 to 2005), Inspection Manager (2003 to 2003), Inspector (1998 to 2003) and Auditor (1996 to 1997) and worked in the Branch Operation Department (1991 to 1996). He also holds management positions in companies of the Itaú Unibanco Group. He holds a Bachelor’s degree in Social Communication from the Fundação Armando Álvares Penteado (FAAP), São Paulo, Brazil, postgraduate degree in Accounting and Financial Administration from the Fundação Armando Álvares Penteado (FAAP), São Paulo, Brazil and MBA in Finance from the Instituto Brasileiro de Mercado de Capitais (IBMEC). Leila Cristiane Barboza Braga de Melo—153.451.838-05 Leila Cristiane Barboza Braga de Melo (Executive Officer) has been a partner under our Partnership Program for Officers and Employees since 2007 and an Executive Officer at the Itaú Unibanco Group since 2015. She is currently responsible for the entire Legal Department, Government Relations, Corporate Communication and, since 2014, she has also been designated as the Ombudsman Officer. She has held several positions within the Itaú Unibanco Group including Officer (2010 to 2015). She started her career at the Itaú Unibanco Group in1997, working in the Legal Advisory Department of Unibanco in operations involving banking products, credit card, and real estate and vehicle financing, and in projects related to mergers and acquisitions, corporate restructuring processes and capital markets, among others and was elected Deputy Officer in 2008. She is also a Member of W.I.L.L. – Women in Leadership in Latin America (nongovernmental organization with international coverage focused on improving the individual and collective value of women in leadership positions in Latin America). Ms. Melo also worked in the Project Finance and Securities Departments of the Debevoise & Plimpton firm in New York. She holds a Bachelor’s degree in Law from the Universidade de São Paulo (USP) and attended a Specialization course on Financial Law and Capital Markets from the Brazilian Institute of Capital Markets and on Fundamentals of Business Law from New York University (NYU) and Fellows Program – IWF Leadership Foundation.

Caio Ibrahim David—101.398.578-85 Caio Ibrahim David (Senior Vice President (“Diretor Geral”)) has been a partner under our Partnership Program for Officers and Employees since 2010 and a Head of Wholesale Bank at the Itaú Unibanco Group since 2019. Currently, he is responsible for Institutional Treasury and also for Planning of the Wholesale Bank. He has held several positions within the Itaú Unibanco Group including Vice President (2013 to 2019). He joined the Group in 1987 as a trainee, working in the controllership, and market and liquidity risk control departments and was elected Officer in 2003. He worked in the areas of Risk, Finance and Operations. In 1998, he was a Summer Associate in the Global Risk Management department at Bankers Trust Co. in New York. He participated as Board member at Banco Itaú BBA S.A. and Porto Seguro S.A. (2013 to 2015). At Rede, Itaú Unibanco´s investee, he worked as Vice Chairman of the Board of Directors (2010 to 2012). Mr. David also served as Chairman of the Advisory Board of the Fundo Garantidor de Crédito (FGC) (2013 to 2015). He holds a Bachelor’s degree in Mechanical Engineering at Universidade Mackenzie, postgraduate degree in Economics and Finance at the Universidade de São Paulo (USP), Master’s degree in Controllership also at Universidade de São Paulo (USP) and MBA at New York University with major in Finance, Accounting and International Business. Milton Maluhy Filho—252.026.488-80 Milton Maluhy (Vice President) has been a partner under our Partnership Program for Officers and Employees since 2011 and a Vice President at the Itaú Unibanco Group since 2019. He is currently acting as Chief Financial Officer and Chief Risk Officer. He has held several positions within the Itaú Unibanco Group including CEO of Itaú CorpBanca (Chile) (2016 to 2018) in charge of the merger of two banks, CorpBanca and Banco Itaú Chile. He started his career at the Itaú Unibanco Group in 2003 and was elected Officer in 2007. He holds a Bachelor’s degree in Business Administration from Fundação Armando Álvares Penteado (FAAP), São Paulo, Brazil. Márcio de Andrade Schettini—662.031.207-15 Márcio de Andrade Schettini (Senior Vice President (“Diretor Geral”)) has been a partner under our Partnership Program for Officers and Employees since 2007 and a Head of Retail Bank at the Itaú Unibanco Group since 2015. He has held several positions within the Itaú Unibanco Group including Executive Vice President (2004 to 2015). He holds a Bachelor’s degree in Electric Engineering and a Master´s degree from the Pontificia Universidade Católica do Rio de Janeiro (PUC-RJ), where he also attended a specialization course on mathematical systems and modeling. He also has a Master of Science degree in Finance from the University of London – SOAS and attended the OPM – Owners/President Management Program at Harvard University.

Andre Balestrin Cestare—213.634.648-25 Andre Balestrin Cestare (Officer) has been an Officer at the Itaú Unibanco Group since 2017. He was the Finance Superintendent responsible for the financial planning of the Retail Banking, the analysis and disclosure of results and changes from budget; budgeting and monitoring the performance of products under Retail management (2016 to 2017); he was also responsible for the Accounting Management of Loan Operations and contact to regulatory bodies, including sending regulatory information on loan portfolio, and calculating and controlling the allowance for loan losses (2015 to 2016); responsible for preparing, analyzing and disclosing the managerial budget, calculating managerial result by product, sales channel and operation, and costing model calculations (2014 to 2015); responsible for preparing, analyzing and disclosing the managerial budget (2012 to 2014); and responsible for calculating the Treasury managerial result, providing support to management of structural and proprietary positions, and supporting the Treasury result budget (2010 to 2012). He holds a Bachelor’s degree in Mechanical Engineering from Escola Politécnica da Universidade de São Paulo (USP), a postgraduate degree in Business Administration from Fundação Getulio Vargas (FGV), São Paulo, Brazil and a Professional Master’s degree in Finance and Economics from Fundação Getulio Vargas (FGV), São Paulo, Brazil. He also attended the Executive Qualification Program from Fundação Dom Cabral. Renato Barbosa do Nascimento—161.373.518-90 Renato Barbosa do Nascimento (Officer) has been an Officer at the Itaú Unibanco Group since 2017. He held several positions within PricewaterhouseCoopers Auditores Independentes (São Paulo, Brazil), including Audit Partner from 2009 to 2017. He took part in a three-year professional exchange program (2014 to 2017) and worked at PricewaterhouseCoopers in Mexico City, Mexico, as audit officer leading external audits in subsidiaries of international entities of the financial industry in Mexico. His main responsibility as Audit Partner was to lead external audits in entities of the financial industry in São Paulo (2009 to 2017). In this period, Mr. Nascimento was also responsible for monitoring external audits carried out by the PricewaterhouseCoopers teams of the United States, United Kingdom, Switzerland, Portugal, Chile, Argentina, Paraguay and Uruguay of subsidiaries of Brazilian financial institutions in these countries. Also at PricewaterhouseCoopers Auditores Independentes (São Paulo, Brazil) he was Audit Senior Manager of the financial industry (2008 to 2009), and his main responsibility was to manage teams in charge of carrying out audits of entities of the financial industry, regulated by the Central Bank of Brazil. Mr. Nascimento served as Audit Senior Manager of the financial industry (2006 to 2008), and took part in a two-year professional exchange program working at PricewaterhouseCoopers in London, United Kingdom, and his main responsibilities were managing external audits of British financial institutions in England, managing external audits of subsidiaries of international banks, as well as the resulting development of knowledge on the application of the International Financial Reporting Standards (IFRS), Sarbanes Oxley (SOx) rules and policies issued by the Public Company Accounting Oversight Board (PCAOB). He holds a Bachelor’s degree in Accounting and in Business Administration from Universidade Paulista. He also holds a Master’s degree in Business Administration (MBA) from Fundação Getulio Vargas (FGV), São Paulo, Brazil.

André Sapoznik—165.085.128-62 André Sapoznik (Vice President) has been a partner under our Partnership Program for Officers and Employees since 2007 and a Vice President at the Itaú Unibanco Group since 2016. He started his career at the Itaú Unibanco Group in 1998 and was elected Officer in 2009. He holds a Bachelor’s degree in Production Engineering from the Escola Politécnica da Universidade de São Paulo (USP) and MBA from Stanford University Graduate School of Business. Gilberto Frussa—127.235.568-32 Gilberto Frussa (Officer) has been a partner under our Partnership Program for Officers and Employees since 2010 and an Officer at the Itaú Unibanco Group since2006, being the Chief Compliance Officer since 2017. He has held several positions within the Itaú Unibanco Group including Member of the Decision-Making Council at EFPC – Fundação Itaú Unibanco Complementary Pension Plan since 2017. He was also a partner (1993 to 1995) at Carvalho Pinto, Monteiro de Barros, Frussa & Bohlsen – Advogados, responsible for the banking law department; a Lawyer (1989 to 1993) at Banco BBA-Creditanstalt S.A.; and a Law trainee and legal assistant in the Contracts and Intellectual Property departments (1986 to 1989) at Pinheiro Neto – Advogados. Mr. Frussa was also Chairman of the Legal Affairs Committee (2012 to 2015) of the Associação Brasileira das Entidades dos Mercados Financeiro e de Capitais (ANBIMA) and an Effective Member of the Conselho de Recursos do Sistema Financeiro Nacional (CRSFN) in the capacity of representative of the Associação Nacional dos Bancos de Investimento (ANBID) (2000 to 2003) and in the capacity of representative of Associação Brasileira das Entidades dos Mercados Financeiro e de Capitais (ANBIMA) (2011 to 2013). He holds a Bachelor’s degree in Law from the Universidade de São Paulo (USP). Álvaro Felipe Rizzi Rodrigues—166.644.028-07 Álvaro Felipe Rizzi Rodrigues (Officer) has been a partner under our Partnership Program for Officers and Employees since 2017 and an Officer at the Itaú Unibanco Group since 2014, being responsible for the following departments: Legal M&A (Mergers and Acquisitions), Antitrust, Corporate and Corporate Governance, Corporate Paralegal, Contracts and Intellectual Property, as well as for the International Legal Department and the Legal Retail Banking Department (responsible for the legal issues related to products and services of the retail banking, insurance and pension plan businesses). He started his career at the Itaú Unibanco Group in 2005 previously served as a Manager and a Supervisor (2005 to 2014). He has also served in the Corporate and Contracts departments (1998 to 2005) of Tozzini Freire Advogados. He holds a Bachelor’s degree in Law from the Law School of the University of São Paulo (USP). He also attended a Specialization course in Corporate Law at the Pontifical Catholic University of São Paulo (PUC-SP) and holds a Master’s degree (“Master of Laws” – L.L.M.) from Columbia University Law School in New York, U.S.

Ana Lúcia de Mattos Barretto Villela—066.530.828-06 Ana Lúcia de Mattos Barretto Villela (non-executive Member) has been a Member of the Board of Directors since 2018. She was Member of the Board of Directors at the Itaú Unibanco Group (1996 to 2001). Ms. Villela has also been an Alternate Member of the Board of Directors of IUPAR – Itaú Unibanco Participações S.A. since 2018; Vice Chairman of the Board of Directors (non-executive Member) of Itaúsa – Investimentos Itaú S.A. since 2017; Member of the Sustainability Committee (2015 to 2018) of Duratex S.A.; Co-Founder of AlanaLab (Maria Farinha Filmes, Flow, Jungle Bee) since 2014; Founding President of Alana Foundation since 2012; CEO of Instituto Alana since 2002; Member of the Advisory Board at Instituto Brincante since 2001 and Fellow Ashoka since 2010. She has been a Member of the Innovation Board of XPRIZE since 2018. First representative from Latin America on the Innovation Board of XPRIZE, a non-profit organization created by Peter Diamandis, who designs and manages global competitions to encourage the development of new technologies that may help solve some of mankind’s major challenges. She was a Member of the Advisory Board at Instituto Akatu (2013 to 2017); Member of the Advisory Board at Commercial Free Childhood (CCFC) (2015 to 2017); and Member of the Advisory Board at Conectas (2003 to 2018). She holds a Bachelor’s degree in Teaching with a minor in School Administration from the Pontificia Universidade Católica de São Paulo (PUC-SP); a Master’s degree in Educational Psychology from the Pontificia Universidade Católica de São Paulo (PUC-SP); Graduate studies in Business Administration from Fundação Armando Álvares Penteado (FAAP), São Paulo, Brazil (incomplete) and postgraduate studies in Administration in the Third Sector from the Fundação Getulio Vargas (FGV), São Paulo, Brazil (incomplete).

Fábio Colletti Barbosa - 771.733.258-20 Fábio Colletti Barbosa (Independent Member) has been a Member of the Board of Directors since 2015. He has been a Member of the Board of Directors of Natura Cosméticos S.A. since 2017; Member of the Board of Directors of Cia. Hering since 2017; and Member of the Board of Directors of CBMM since 2015. He was CEO (2011 to 2014) at Abril Comunicações S.A.; Chairman of the Board of Directors (2011 to 2011) at Banco Santander (Brazil) S.A.; CEO (2008 to 2010) at Banco Santander S.A.; and CEO (1998 to 2008) at Banco Real S.A. Mr. Barbosa also served as Chairman of the Board of Directors at Fundação OSESP (São Paulo Orchestra) (2012 to 2019), and is presently a Board Member at UN Foundation (USA) since 2011; Member of the Board of Directors at Instituto Empreender Endeavor since 2008 (Chairman since 2015); Member of the Board of Directors at Almar Participações S.A. since 2013; and Member of the Investment Committee at Gávea Investimentos since 2015. He holds a Bachelor’s degree in Economics from the Fundação Getulio Vargas (FGV), São Paulo, Brazil and a Master’s degree in Business Administration from the Institute for Management Development, Lausanne, Switzerland. Gustavo Jorge Laboissière Loyola - 101.942.071-53 Gustavo Jorge Laboissière Loyola (Independent Member) has been a Member of the Board of Directors since 2006 and President of the Audit Committee since 2017. He was also Member of the Fiscal Council (2003 to 2006). He has been a partner at Tendências Consultoria Integrada S/S Ltda. since 2002 and at Tendências Conhecimento Assessoria Econômica Ltda. since 2003, and a Managing Partner at Gustavo Loyola Consultoria S/C since 1998. Mr. Loyola was Governor (1992 to 1993 and 1995 to 1997) of the Banco Central do Brasil and Governor of the National Financial System Regulation and Organization (1990 to 1992). He holds a Bachelor’s degree in Economics from the Universidade de Brasília and a PhD in Economics from the Fundação Getulio Vargas (FGV), Rio de Janeiro, Brazil. José Galló - 032.767.670-15 José Galló (Independent Member) has been a Member of the Board of Directors since 2016. Mr. Galló is currently Chairman of the Board of Directors at Lojas Renner; Member of the Board of Directors since 1998, having held the position of Chairman of this Board between 1999 and 2005, and is currently Chairman of the Strategic Committee and member of the Sustainability Committee. He was Superintendent of Lojas Renner S.A. (1991 to 1999), when he was elected Chief Executive Officer, a position he held until 2019. He has over 30 years of experience in retailing, having been a member of the Board of Directors of Instituto para Desenvolvimento do Varejo (IDV). He has been a member of the Board of Directors of Localiza Rent a Car S.A. since 2010, having been elected Vice Chairman of this Board in 2019; Member of the Board of Directors of Ultrapar Participações S.A. since 2019. He was a member of the Board of Directors of SLC Agrícola S.A. (2007 to 2016). He was an Officer at Renner Administradora de Cartões de Crédito Ltda., Dromegon Participações Ltda., Realize Participações S.A. and Realize Crédito, Financiamento e Investimento S.A., all of which are related to Lojas Renner S.A. He was also a member of the Decision-Making Council of Instituto Lojas Renner (2008 to 2019). He is currently an ambassador of Endeavor Brazil in Rio Grande do Sul and Officer at Rumos Consultoria Empresarial Ltda. since 1987. He holds a Bachelor’s degree in Business Administration from the São Paulo School of Business Administration of the Fundação Getulio Vargas (FGV), São Paulo, Brazil.

Pedro Luiz Bodin de Moraes - 548.346.867-87 Pedro Luiz Bodin de Moraes (Independent Member) has been a Member of the Board of Directors since 2009. He was Member of the Board of Directors (2003 to 2008) at the Itaú Unibanco Group. He has been a partner at Cambuhy Investimentos Ltda. since 2011 and at Ventor Investimentos Ltda. since 2009. He was an Officer (2002 to 2003) and a Partner (2005 to 2014) at Icatu Holding S.A.; and an Officer and a Partner (1993 to 2002) at Banco Icatu S.A. Mr. Bodin de Moraes also served as Monetary Policy Officer (1991 to 1992) at the Banco Central do Brasil (1990 to 1991) and as Officer at Banco Nacional de Desenvolvimento Econômico e Social (BNDES). He holds Bachelor’s and Master’s degrees in Economics from the Pontificia Universidade Católica do Rio de Janeiro (PUC-RJ) and a PhD in Economics from the Massachusetts Institute of Technology (MIT). Pedro Moreira Salles - 551.222.567-72 Pedro Moreira Salles (non-executive Co-chairman) has been a Co-chairman since 2017, and he was also the Chairman of the Board of Directors (2009 to 2017) and Executive Vice President (2008 to 2009).He has held several positions within the Itaú Unibanco Group including CEO (2004 to 2008). Mr. Salles has also been a Chairman of the Board of Directors and CEO of Companhia E. Johnston de Participações since 2008. He has also been a Chairman since 2018; Member of the Board of Directors (2008 to 2015) and CEO (2015 to 2018) at IUPAR – Itaú Unibanco Participações S.A., having previously served as Chairman (2008 to 2012). He has served as Vice Chairman of the Board of Directors of Porto Seguro S.A. (2009 to 2012), as Chairman of the Board of Directors of E. Johnston Representação e Participações S.A. (2001 to 2009) and as Member of the Board of Directors of Totvs S.A. (2010 to 2017). Mr. Salles has also been the Chairman of the Steering Committee of the since 2017. He holds a Bachelor’s degree, magna cum laude, in Economics and History from the University of California, Los Angeles. He also attended the international relations master’s program at Yale University and the OPM – Owner/President Management Program at Harvard University, both in the United States. Ricardo Villela Marino - 252.398.288-90 Ricardo Villela Marino (non-executive Vice President) has been a Vice President since 2020, and he was also the Member of the Board of Directors (2008 a 2020) and Chairman of the bank’s Latin America Strategic Council since 2018. He has held several positions within the Itaú Unibanco Group since 2004 including Vice President (2010 to 2018).He has also been an Alternate Member of the Board of Directors of Itaúsa – Investimentos Itaú S.A. since 2011; Alternate Member of the Board of Directors of Duratex S.A. since 2009; Alternate Member of the Board of Directors of Itautec S.A. (2009 to 2019) and Alternate Member of the Board of Directors of Elekeiroz S.A. (2009 to 2018). He holds a Bachelor’s degree in Mechanical Engineering from the Escola Politécnica da Universidade de São Paulo (USP) and a Master’s degree in Business Administration from MIT Sloan School of Management, Cambridge, U.S.

Alfredo Egydio Setubal - 014.414.218-07 Alfredo Egydio Setubal (non-executive Member) has been a Member of the Board of Directors since 2007. He has held several positions within the Itaú Unibanco Group including Vice President (1996 to 2015); Investor Relations Officer (1995 to 2015); Executive Officer (1993 to 1996) and Managing Officer (1988 and 1993). Mr. Setubal has also served as CEO and Investment Relations Officer since 2015; Vice Chairman of the Board of Directors since 2008; Member of the Disclosure and Trading Committee since 2009 and Coordinator since 2015; Member of the Investment Policies Committee (2008 to 2011); Coordinator of the Investments Committee and Member of the Finance, the Personnel and Ethics, and the Sustainability and Risks committees since 2017 at Itaúsa – Investimentos Itaú S.A. Mr. Setubal has also served as Member of the Board of Directors at Associação Brasileira das Companhias Abertas (ABRASCA) (Brazilian Association of Listed Capital Companies)(1999 to 2017); and has been Financial Officer of Museu de Arte Moderna de São Paulo (MAM) (São Paulo Museum of Modern Art) since 1992; Vice Chairman of the Board of Directors at Fundação Bienal de São Paulo (São Paulo Art Biennial Foundation) since 2017 (and Member since 2009); and Chairman of the Decision-Making Council at Museu de Arte de São Paulo (MASP) (São Paulo Art Museum) since 2018. He holds a Bachelor’s and postgraduate degrees in Business Administration from the Fundação Getulio Vargas (FGV), São Paulo, Brazil, with a specialization course at INSEAD (France). Roberto Egydio Setubal - 007.738.228-52 Roberto Egydio Setubal (non-executive Co-chairman) has been a Co-chairman since 2017, and he was also the Vice Chairman of the Board of Directors (2003 to 2017) and CEO (1994 to 2017). He has held several positions within the Itaú Unibanco Group including Senior Vice President (“Diretor Geral”) (1990 to 1994). Mr. Setubal has been a Member of the Board of Directors and of the Audit Committee of Royal Dutch Shell (Netherlands) since 2017. He has served as Vice President since 1994 at Itaúsa – Investimentos Itaú S.A. and Chairman of the Accounting Policies Committee (2008 to 2011). Since 1994 he has been a Member of the Board of the International Monetary Conference. He was President of the Federação Nacional dos Bancos (FENABAN) and of the Federação Brasileira de Bancos (FEBRABAN) (1997 to 2001) and President of the Advisory Board of Federação Brasileira de Bancos (FEBRABAN) (2008 to 2017). In 2000, Mr. Setubal became a Member of the Trilateral Commission and the International Board of the NYSE and in 2002 he became a Member of the International Advisory Committee of the Federal Reserve Bank of New York. In 2010, he became a Member of the China Development Forum and, since 2015, he has been a Co-chairman of the WEF (World Economic Forum). He has also been a member of the Economic and Social Development Board of the Presidency of the Republic of Brazil (CDES) since 2016. He holds a Bachelor’s degree in Production Engineering from the Escola Politécnica da Universidade de São Paulo (USP), Brazil and a Master’s degree in Science Engineering from the Stanford University, California, U.S. João Moreira Salles - 295.520.008-58 João Moreira Salles (non-executive Member) has been a Member of the Board of Directors since 2017. He is an Officer at IUPAR – Itaú Unibanco Participações S.A. since 2018 and held the position of Member of the Board of Directors (2015 to 2018). He has also been on the Board of XP Investimentos S.A. since 2018. Mr. Moreira Salles is currently an Officer of Brasil Warrant Administração de Bens e Empresas S.A. (BWSA), where, since 2013, he has been overseeing the management of BW Gestão de Investimentos (BWGI) through his role in the Investment, Risk and Operational Committees of the firm, and has been responsible for the monitoring of other BWSA subsidiaries. He has been a Partner and a Member of the Investment Committee of Cambuhy Investimentos Ltda. since 2013, and was a Member of the Board of Directors of investee Parnaíba Gás Natural (2014 to 2017). Before joining BWSA and Cambuhy, he was an Investment Banker at J. P. Morgan Chase, in New York (2011 to 2013). He holds a Bachelor’s degree in Economics from INSPER, a Master’s degree in Economics from Columbia University, GSAS, a Master’s degree in Finance from Columbia University, GSB, and a PhD in Economic Theory from the Universidade de São Paulo (FEA-USP).

Marco Ambrogio Crespi Bonomi - 700.536.698-00 Marco Ambrogio Crespi Bonomi (Independent Member) has been a Member of the Board of Directors since 2017. He has held several positions within the Itaú Unibanco Group since 1998 including Senior Vice President (“Diretor Geral”) (2015 to 2017). He was a Vice President (2004 to 2011) of the Associação Nacional das Instituições de Crédito, Financiamento e Investimento (ACREFI). He holds a Bachelor’s degree in Economics from Fundação Armando Álvares Penteado (FAAP), São Paulo, Brazil and attended a Financial Executive Advanced course at the Fundação Getulio Vargas (FGV), São Paulo, Brazil and a course on Capital Markets at New York University. Reinaldo Guerreiro - 503.946.658-72 Reinaldo Guerreiro (Member) has been an Alternate Member of the Fiscal Council since 2017. He has been a Member of the Board of Directors since 2016; Member of the Risk and Finance Committee of Petrobrás Distribuidora S.A. since 2016; Member of the Strategic Committee of Petróleo Brasileiro S.A. since 2016; Member of the Board of Directors of Cia. de Saneamento Básico do Estado de São Paulo – SABESP (Basic Sanitation Company of the State of São Paulo) since 2007 and Independent Member of the Audit Committee (2007 to 2017); Member of the Fiscal Council of the FEA-USP Endowment Fund since 2016. Mr. Guerreiro works as Chairman of the Board of Trustees of Fundação Instituto de Pesquisas Contábeis, Atuariais e Financeiras (FIPECAFI – Institute for Accounting, Actuarial and Financial Research Foundation. He is Full Professor and Congregation Member of the School of Economics, Business Administration and Accounting of the Universidade de São Paulo (FEA-USP), having been Head of the Accounting Department in two terms of office, Principal (2010 to 2014), and is currently Vice Head of the Accounting and Actuarial Department. He holds a Bachelor’s degree in Accounting from the School of Economics, Business Administration and Accounting of the Universidade de São Paulo (FEA-USP); a Master’s degree in Accounting from FEA-USP; a Ph.D. in Controllership and Accounting from FEA-USP; a Habilitation degree (“livre-docência”) in Controllership and Accounting from FEA-USP.

Alkimar Ribeiro Moura - 031.077.288-53 Alkimar Ribeiro Moura (Member) has been an Member of the Fiscal Council since 2016. He has held several positions within the Itaú Unibanco Group including Member of the Audit Committee (2010 to 2015). Mr. Moura is a Retired Economics Professor at the São Paulo School of Business Administration of the Fundação Getulio Vargas (FGV), São Paulo, Brazil. He was an Independent Member of the Board of Directors (2012 to 2017), and a Coordinating Member of the Audit Committee (2013 to 2017) of Cetip S.A. Mercados Organizados (Cetip S.A. – Organized Markets). Mr. Moura was an Independent Member of the Supervisory Board of BM&FBOVESPA S.A. – Bolsa de Valores, Mercadorias e Futuros (currently B3 S.A. – Brasil, Bolsa, Balcão): Market Supervision (2007 to 2010). He was Chairman of Investment Banking (2001 to 2003) and Vice Chairman of Finance and Capital Markets (2001 to 2003) at Banco do Brasil S.A. Mr. Moura held several positions within the Banco Central do Brasil, including Standards and Financial System Organization Officer (1996 to 1997); Monetary Policy Officer (1994 to 1996); Public Debt and Open Market Transactions Officer (1987 to 1988). He was an Officer at Banco Pirelli-Fintec (1988 to 1993). He holds a Bachelor’s degree in Economics from the Universidade Federal de Minas Gerais, Belo Horizonte, Brazil, a Master`s degree from the University of California, Berkeley, and a PhD in Applied Economics from the Stanford University, California, U.S. Eduardo Azevedo do Valle - 598.809.967-04 Eduardo Azevedo do Valle (Member) has been an Member of the Fiscal Council since 2016. He is the Chairman of the Board of Directors of Cabo Frio Airport, in charge of its strategy committee since 2018, and he has been the Managing Partner at Valens Brasil Ltda. ME, since 2015. He was an Executive Officer at Oil & Gas at BSM Engenharia S.A. (2014 to 2015); Chief Executive Officer at Asco Participações do Brasil (2012 to 2014) and Apolo Tubulars S.A. (2010 to 2012); CEO at Brasco Logística Offshore (2007 to 2010); Vice President at Praxair Distribution, Inc. for the U.S. and Canada (1999 to 2003); Marketing Officer at White Martins Gases Industriais S.A. (2003 to 2005); Logistics Officer (2005 to 2006); Gas Distribution and Production Manager (1995 to 1998); Financial Administration Manager (1991 to 1992); Member of the Board of Directors of Porto do Forno RJ (2008 to 2010); and Officer at the Brazilian Metal Tubes and Accessories Industry Association (Associação Brasileira da Indústria de Tubos e Acessórios de Metal)(ABITAM) (2010 to 2012). He was the Global Leader of the Praxair, Inc. Distribution Team (1987 to 2002). He holds a Bachelor’s degree in Business Administration from Universidade Federal do Rio de Janeiro (UERJ); a Bachelor’s degree in Electrical Engineering from IME; an MBA in Global Leaders Program from Praxair, Inc.; a postgraduate degree in Business Management of Oil and Gas Exploration and Production from the Brazilian Petroleum, Gas and Biofuel Institute (IBP); IBGC (Brazilian Institute of Corporate Governance): IBGC Certification for Board Members; NACD (National Association of Corporate Directors), U.S.: NACD Governance Fellow.

Frederico Trajano Inácio Rodrigues - 253.929.608-47 Frederico Trajano Inácio Rodrigues (Independent Member) has been a Member of the Board of Directors since 2020. He has been Chief Executive Officer (CEO) of Magazine Luiza S.A. since 2015, and was a Sales and Marketing Executive Officer, a Commercial Officer, and took charge of the Marketing Office. He started his career in 2000, being responsible for the E-Commerce. Mr. Rodrigues has been an Effective Member of the Board of Directors of Luizaseg Seguros S.A., since 2005. He worked in the retail and consumer goods industries at Deutsche Bank Securities (1998 to 1999) and in the technology, internet and telecommunication industries at Westsphere Equity Investors (1999 to 2000). He holds a Bachelor’s degree in Business Administration from the Fundação Getulio Vargas (FGV), São Paulo, Brazil, with a specialization course in Finance at University of California – Berkeley. João Costa - 476.511.728-68 João Costa (Member) has been an Alternate Member of the Fiscal since 2009. He has held several positions within the Itaú Unibanco Group including Managing Director (1997 to 2008). He has been an Alternate Member of the Fiscal Council of Itaúsa – Investimentos Itaú S.A. since 2009. He was an Effective Member of the Fiscal Council of the Brazilian Federation of Banks (FEBRABAN – Federação Brasileira de Bancos), National Federation of Banks (FENABAN – Federação Nacional dos Bancos), Brazilian Institute of Banking Science (IBCB – Instituto Brasileiro de Ciência Bancária) and State of São Paulo Bank Association (1997 to 2008). He holds a Bachelor’s degree in Economics from Faculdade de Economia São Luiz - São Paulo, Brazil; Continuing education in Business Administration from the School of Economics and Business Administration of the Universidade de São Paulo (FEA-USP); Management Program for Executives, University of Pittsburgh. José Caruso Cruz Henriques - 372.202.688-15 José Caruso Cruz Henriques (Member) has been an Member of the Fiscal Council since 2011, and Chairman of this Board since 2017. He has held several positions within the Itaú Unibanco Group including Officer (1988 to 2003). He has been Executive President of Corhen Serviços Ltda. since 2003. He holds a Bachelor’s degree in Law from the Universidade de São Paulo (USP) and a postgraduate degree in Business Administration from the Fundação Getulio Vargas (FGV), São Paulo, Brazil. Rene Guimarães Andrich - 709.926.659-49 Rene Guimarães Andrich (member) has been an Alternate Member of the Fiscal since 2020. He is a member of the Audit Committee of Companhia Paranaense de Gás (COMPAGÁS); Chairman of the Audit Committee of Hospital de Clínicas de Porto Alegre (HCPA). He is a Professor, Mentor, and Instructor in Compliance, Internal Controls, and Internal Audit Courses. He was Head of Internal Audit – Latin America at Electrolux do Brasil S.A.; External Auditor at Paraná Auditores; Senior Auditor at Spaipa S.A. Indústria Brasileira de Bebidas; and Senior Auditor at Ernst & Young. He holds certifications with CCIe – Certification for Board Members (IBGC); CRMA – Certified Risk Management Assurance (The IIA); CIA – Certified Internal Auditor (The IIA); CCSA – Certificate in Control Self-Assessment (The IIA); QA – Accreditation in QA Assessment/Validation (The IIA), and with the Regional Accounting Council (CRC). He holds a Bachelor’s degree in Management from Pontifícia Universidade Católica do Paraná, a postgraduate degree in Controllership from Fundação Getúlio Vargas and a Bachelor’s degree in Accounting from FAE Business School.

Type of Conviction Description of the conviction Renato Barbosa do Nascimento - 161.373.518-90 N/A André Sapoznik - 165.085.128-62 N/A Gilberto Frussa - 127.235.568-32 N/A Álvaro Felipe Rizzi Rodrigues - 166.644.028-07 N/A Claudia Politanski - 132.874.158-32 N/A Sergio Mychkis Goldstein - 282.310.718-57 N/A Alexsandro Broedel - 031.212.717-09 N/A Emerson Macedo Bortoloto - 186.130.758-60 N/A Tatiana Grecco - 167.629.258-63 N/A Candido Botelho Bracher - 039.690.188-38 N/A José Virgilio Vita Neto - 223.403.628-30 N/A Rodrigo Luís Rosa Couto - 882.947.650-15 N/A Fernando Barçante Tostes Malta - 992.648.037-34 N/A Paulo Sergio Miron - 076.444.278-30 N/A Adriano Cabral Volpini - 162.572.558-21 N/A Leila Cristiane Barboza Braga de Melo - 153.451.838-05 N/A Caio Ibrahim David - 101.398.578-85 N/A Milton Maluhy Filho - 252.026.488-80 N/A

Márcio de Andrade Schettini - 662.031.207-15 N/A Andre Balestrin Cestare - 213.634.648-25 N/A Frederico Trajano Inácio Rodrigues - 253.929.608-47 N/A Ana Lúcia de Mattos Barretto Villela - 066.530.828-06 N/A Fábio Colletti Barbosa - 771.733.258-20 N/A Gustavo Jorge Laboissière Loyola - 101.942.071-53 N/A José Galló - 032.767.670-15 N/A Pedro Luiz Bodin de Moraes - 548.346.867-87 N/A Pedro Moreira Salles - 551.222.567-72 N/A Ricardo Villela Marino - 252.398.288-90 N/A Alfredo Egydio Setubal - 014.414.218-07 N/A Roberto Egydio Setubal - 007.738.228-52 N/A João Moreira Salles - 295.520.008-58 N/A Marco Ambrogio Crespi Bonomi - 700.536.698-00 N/A Rene Guimarães Andrich - 709.926.659-49 N/A Reinaldo Guerreiro - 503.946.658-72 N/A Alkimar Ribeiro Moura - 031.077.288-53 N/A Eduardo Azevedo do Valle - 598.809.967-04 N/A João Costa - 476.511.728-68 N/A José Caruso Cruz Henriques - 372.202.688-15

12.7/8 - Composition of committees Name Type of committee Position held Profession Date of election Term of office Percentage Description of other of positions held attendance at meetings Taxpayer ID (CPF) Description of other Type of audit Date of Date of Number of committees birth investiture consecutive terms of office Other positions held/roles performed at the issuer Antonio Carlos Barbosa de Oliveira Audit Committee Committee member (effective) Engineer 04/30/2020 Annual 94.74% 528.154.718-68 A Statutory Audit Committee non 06/13/1951 2 Not applicable. adherent to CVM Instruction No. 308/99 Antonio Francisco de Lima Neto Audit Committee Committee member (effective) Economist 04/30/2020 Annual 100.00% 231.877.943-00 A Statutory Audit Committee non 06/13/1965 5 Not applicable. adherent to CVM Instruction No. 308/99 Diego Fresco Gutierrez Audit Committee Committee member (effective) Accountant 04/30/2020 Annual 100.00% 214.970.328-90 A Statutory Audit Committee non 01/24/1970 7 Not applicable. adherent to CVM Instruction No. 308/99 Gustavo Jorge Laboissière Loyola Audit Committee Chairman of the Committee Economist 04/30/20209 Annual 97.37% 101.942.071-53 A Statutory Audit Committee non 12/19/1952 3 Member of the Board of Directors adherent to CVM Instruction No. 308/99 Member of the Related Parties Committee Member of the Compensation Committee Otavio Yazbek Audit Committee Committee member (effective) Lawyer 04/30/2020 Annual 0.00% 163.749.928-06 A Statutory Audit Committee non 07/08/1972 0 Not applicable. adherent to CVM Instruction No. 308/99 Luciana Dias Audit Committee Committee member (effective) Lawyer 04/30/2020 Annual 0.00% 251.151.348-02 A Statutory Audit Committee non 0 Not applicable. adherent to CVM Instruction No. 308/99 01/13/1976 Rogério Paulo Calderón Peres Audit Committee Committee member (effective) Business 04/30/2020 Annual 100.00% 035.248.608-26 A Statutory Audit Committee non Administrator 4 Not applicable. adherent to CVM Instruction No. 308/99 02/02/1962

Gustavo Jorge Laboissière Loyola Compensation Committee Committee member (effective) Economist 04/30/2020 Annual 75.00% 101.942.071-53 12/19/1952 4 Member of the Board of Directors 04/30/2020 Chairman of the Audit Committee Member of the Related Parties Committee Geraldo José Carbone Compensation Committee Committee member (effective) Economist 04/30/2020 Annual 75.00% 952.589.818-00 08/02/1956 04/30/2020 2 Not applicable. Pedro Luiz Bodin de Moraes Compensation Committee Committee member (effective) Economist 04/30/2020 Annual 100.00% 548.346.867-87 07/13/1956 10 Member of the Board of Directors 04/30/2020 Chairman of the Capital and Risk Management Committee Member of the Related Parties Committee Pedro Moreira Salles Compensation Committee Committee member (effective) Banker 04/30/2020 Annual 100.00% 551.222.567-72 10/20/1959 10 Co-chairman of the Board of 04/30/2020 Directors Chairman of Strategy Committee Chairman of the Nomination and Corporate Governance Committee Chairman of the Personnel Committee Member of the Social Responsibility Committee

12.7/8 - Composition of committees Name Type of committee Position held Profession Date of election Term of office Percentage of Description of other attendance positions held at meetings Taxpayer ID (CPF) Description of other Type of audit Date of Date of Number of committees birth investiture consecutive terms of office Other positions held/roles performed at the issuer Roberto Egydio Setubal Compensation Committee Chairman of the Committee Engineer 04/30/2020 Annual 100.00% 007.738.228-52 3 Co-chairman of the Board of Directors 04/30/2020 Member of the Capital and Risk Management Committee Member of the Strategy Committee Alexsandro Broedel Other committees Chairman of the Committee Accountant 04/30/2020 Annual 100.00% 031.212.717-09 Disclosure and Trding 10/05/1974 04/30/2020 6 Executive Officer Committee Investor Relations Officer Alfredo Egydio Setubal Other committees Committee member Business 04/30/2020 Annual 100.00% 014.414.218-07 Nomination and (effective) Administrator 04/30/2020 11 Member of the Board of Directors Corporate Governance 09/01/1958 Member of the Personnel Committee Committee Member of the Disclosure and Trading Committee Chairman of the Social Responsibility Committee

12.7/8 - Composition of committees Name Type of committee Position held Profession Date of election Term of office Percentage of Description of other attendance positions held at meetings Taxpayer ID (CPF) Description of other Date of Date of Number of committees Type of audit birth investiture consecutive terms of office Other positions held/roles performed at the issuer Alfredo Egydio Setubal Other committees Committee member Business 04/30/2020 Annual 75.00% 014.414.218-07 Disclosure and Trading (effective) Administrator 12 Member of the Board of Directors Committee 09/01/1958 04/30/2020 Member of the Nomination and Corporate Governance Committee Member of the Personnel Committee Chairman of the Social Responsibility Committee Alfredo Egydio Setubal Other committees Committee member Business 04/30/2020 Annual 100.00% 014.414.218-07 Personnel Committee (effective) Administrator 04/30/2020 5 Member of the Board of Directors 09/01/1958 Member of the Nomination and Corporate Governance Committee Member of the Disclosure and Trading Committee Chairman of the Social Responsibility Committee Alfredo Egydio Setubal Other committees Chairman of the Committee Business 04/30/2020 Annual 100.00% 014.414.218-07 Social Responsibility Administrator 2 Member of the Board of Directors Committee 09/01/1958 04/30/2020 Member of the Personnel Committee Member of the Nomination and Corporate Governance Committee Member of the Disclosure and Trading Committee

12.7/8 - Composition of committees Name Type of committee Position held Profession Date of election Term of office Percentage of Description of other attendance positions held at meetings Taxpayer ID (CPF) Description of other Type of audit Date of Date of Number of committees birth investiture consecutive terms of office Other positions held/roles performed at the issuer Álvaro Felipe Rizzi Rodrigues Other committees Committee member Lawyer 04/30/2020 Annual 50.00% 166.644.028-07 Disclosure and Trading (effective) 03/28/1977 6 04/30/2020 Officer Committee Ana Lúcia de Mattos Barreto Villela Other committees Committee member Pedagogic 04/30/2020 Annual 100.00% 066.530.828-06 Nomination and Corporate (effective) Professional 04/30/2020 2 Member of the Board of Directors Governance Committee 10/25/1973 Member of the Personnel Committee Member of the Social Responsibility Committee Ana Lúcia de Mattos Barretto Villela Other committees Committee member Pedagogic 04/30/2020 Annual 100.00% 066.530.828-06 Personnel Committee (efective) Professional 04/30/2020 Member of the Board of Directors 10/25/1973 2 Member of the Nomination and Corproate Governance Committee Member of the Social Responsibility Committee Ana Lúcia de Mattos Barretto Other Committees Committee member Pedagogic 04/30/2020 Annual 100.00% Villela Social Responsiblity (efective) Professional 04/30/2020 2 066.530.828-06 Committee 10/25/1973 Member of the Board of Directors Member of the Personnel Committee Member of the Nomination and Corporate Governance Committee Candido Botelho Bracher Other Committees Committee member Business 04/30/2020 Annual 100.00% 039.690.188-38 Social Responsibility (effective) Administrator 2 Chief Executive Officer Committee 12/05/1958 04/30/2020

Carlos Henrique Donegá Aidar Other committees Committee member Economist 04/30/2020 Annual 100.00% 076.630.558-96 Disclosure and Trading (effective) 10/19/1965 6 Committee 04/30/2020 Not applicable. Eduardo Queiroz Tracanella Other committees Committee member Publicist 04/30/2020 Annual 100.00% 272.985.178-05 Disclosure and (effective) 10/01/1974 2 04/30/2020 Not applicable. Trading Committee Claudia Politanski Social Responsibility Committee member Lawyer 04/30/2020 Annual 100.00% 132.874.158-32 Committee (effective) 08/31/1970 04/30/2020 2 Director Vice-President Fábio Colletti Barbosa Other committees Committee member Business 04/30/2020 Annual 100.00% 771.733.258-20 Personnel Committee (effective) Administrator 04/30/2020 5 Membe of the Board of Directors 10/03/1954 Member of the Strategy Committee Member of the Nomination and Corporate Governance Committee Chairman of the Related Parties Committee Member of the Social Responsibility Committee

12.7/8 - Composition of committees Name Type of committee Position held Profession Date of election Term of office Percentage of Description of other attendance positions held at meetings Taxpayer ID (CPF) Description of other Type of audit Date of Date of Number of committees birth investiture consecutive terms of office Other positions held/roles performed at the issuer Fábio Colletti Barbosa Other committees Committee member Business 04/30/2020 Annual 100.00% (effective) Administrator 04/30/2020 5 771.733.258-20 Nomination and 10/03/1954 Member of the Board of Corporate Directors Governance Member of the Strategy Committee Committee Chairman of the Related Parties Committee Member of the Personnel Committee Member of the Social Responsibility Committee Fábio Colletti Barbosa Other committees Committee member Business 04/30/2020 Annual 66.67% (effective) Administrator 04/30/2020 5 771.733.258-20 Strategy Committee 10/03/1954 Member of the Board of Directors Member of the Nomination and Corporate Governance Committee Chairman of the Related Parties Committee Member of the Personnel Committee Member of the Social Responsibility Committee Fábio Colletti Barbosa Other committees Chairman of the Committee Business 04/30/2020 Annual 100.00% 771.733.258-20 Related Parties Administrator 04/30/2020 3 Member of the Board of Directors Committee 10/03/1954 Member of the Strategy Committee

Fábio Colletti Barbosa Other committees Committee member Business 04/30/2020 Annual 100.00% 771.733.258-20 Social Responsibility (effective) Administrator 04/30/2020 2 Member of the Board of Directors Committee 10/03/1954 Member of the Strategy Committee Member of the Personnel Committee Member of the Nomination and Corporate Governance Committee Chairman of the Related Parties Committee

12.7/8 - Composition of committees Name Type of committee Position held Profession Date of election Term of office Percentage of Description of other attendance positions held at meetings Taxpayer ID (CPF) Description of other Type of audit Date of Date of Number of committees birth investiture consecutive terms of office Other positions held/roles performed at the issuer Gustavo Jorge Laboissière Other committees Committee member Economist 04/30/2020 Annual 100.00% Loyola (effective) 12/19/1952 04/30/2020 7 101.942.071-53 Related Parties Committee Member of the Board of Directors Chairman of the Audit Committee Member of the Compensation Committee João Moreira Salles Other committees Committee member Economist 04/30/2020 Annual 100.00% 295.520.008-58 Strategy Committee (effective) 04/11/1981 04/30/2020 3 Member of the Board of Directors José Galló Other committees Committee member Business 04/30/2020 Annual 100.00% 032.767.670-15 Personnel Committee (effective) Administrator 04/30/2020 4 Member of the Board of Directors 09/11/1951 Marco Ambrogio Crespi Bonomi Other committees Committee member Economist 04/30/2020 Annual 100.00% (effective) 05/06/1956 04/30/2020 3 700.536.698-00 Nomination and Member of the Board of Directors Corporate Member of the Capital and Risk Governance Management Committee Committee Marco Ambrogio Crespi Bonomi Other committees Committee member Economist 04/30/2020 Annual 81.82% (effective) 05/06/1956 04/30/2020 2 700.536.698-00 Capital and Risk Member of the Board of Directors Management Committee Member of the Nomination and Corporate Governance Committee

12.7/8 - Composition of committees

Name	Type of committee	Position held Description of other positions held	Profession	Date of election	Term of office	Percentage of attendance at meetings
Taxpayer ID (CPF)	**Description of other committees**	**Type of audit**	**Date of birth**	**Date of investiture**	**Number of consecutive terms of office**	
Other positions held/roles performed at the issuer						
Milton Maluhy Filho	Other committees	Committee member (effective)	Business Administrator	04/30/2020	Annual	75.00%
252.026.488-80	Disclosure and Trading Committee		06/08/1976	04/30/2020	2	
Vice-President Director						
Pedro Luiz Bodin de Moraes	Other committees	Chairman of the Committee	Economist	04/30/2020	Annual	100.00%
548.346.867-87	Capital and Risk Management Committee		07/13/1956	04/30/2020	11	
Member of the Board of Directors Member of the Related Parties Committee Member of the Compensation Committee						
Pedro Luiz Bodin de Moraes	Other committees	Committee member (effective)	Economist	04/30/2020	Annual	100.00%
548.346.867-87	Related Parties Committee		07/13/1956	04/30/2020	7	
Member of the Board of Directors Chairman of the Capital and Risk Management Committee Member of the Compensation Committee

12.7/8 - Composition of committees Name Type of committee Position held Profession Date of election Term of office Percentage of Description of other attendance positions held at meetings Taxpayer ID (CPF) Description of other Date Date of investiture Number of committees Type of audit of consecutive birth terms of office Other positions held/roles performed at the issuer Pedro Moreira Salles Other committees Chairman of the Committee Banker 04/30/2020 Annual 100.00% 551.222.567-72 Strategy Committee 10/20/1959 04/30/2020 11 Co-chairman of the Board of Directors Chairman of the Nomination and Corporate Governance Committee Chairman of the Personnel Committee Member of the Compensation Committee Member of the Social Responsibility Committee Pedro Moreira Salles Other committees Chairman of the Committee Banker 04/30/2020 Annual 100.00% 551.222.567-72 Nomination and 10/20/1959 04/30/2020 11 Co-chairman of the Board of Directors Corporate Chairman of the Strategy Committee Governance Committee Chairman of the Personnel Committee Member of the Compensation Committee Member of the Social Responsibility Committee Pedro Moreira Salles Other committees Chairman of the Banker 04/30/2020 Annual 100.00% Committee 10/20/1959 04/30/2020 11 551.222.567-72 Personnel Committee Co-chairman of the Board of Directors Chairman of the Strategy Committee Chairman of the Nomination and Corporate Governance Committee Member of the Compensation Committee Member of the Social Responsibility Committee

Pedro Moreira Salles Other committees Committee member Banker 04/30/2020 Annual 66.67% 551.222.567-72 Social Responsibility (effective) 10/20/1959 04/30/2020 2 Co7-chairman of the Board of Committee Directors Chairman of the Strategy Committee Chairman of the Nomination and Corporate Governance Committee Chairman of the Personnel Committee Member of the Compensation Committee

12.7/8 - Composition of committees Name Type of committee Position held Profession Date of election Term of office Percentage of Description of other attendance positions held at meetings Taxpayer ID (CPF) Description of other Type of audit Date of Date of Number of committees birth investiture consecutive terms of office Other positions held/roles performed at the issuer Renato Lulia Jacob Other committees Committee member Engineer 04/30/2020 Annual 100.00% 118.058.578-00 Disclosure and Trading (effective) 05/10/1974 04/30/2020 2 Not applicable Committee Ricardo Villela Marino Other committees Committee member Engineer 04/30/2020 Annual 100.00% 252.398.288-90 Strategy Committee (effective) 01/28/1974 04/30/2020 10 Member of the Board of Directors Roberto Egydio Setubal Other committees Committee member Engineer 04/30/2020 Annual 100.00% (effective) 10/13/1954 04/30/2020 11 007.738.228-52 Strategy Committee Co-chairman of the Board of Directors Member of the Capital and Risk Management Committee Chairman of the Compensation Committee Roberto Egydio Setubal Other committees Committee member Engineer 04/30/2020 Annual 90.91% 007.738.228-52 Capital and Risk (effective) 10/13/1954 04/30/2020 11 Co-chairman of the Board of Management Committee Directors Member of the Strategy Committee Chairman of the Compensation Committee

12.7/8 – Composition of committees Professional experience / Statement of any conviction / Independence criteria Antonio Carlos Barbosa de Oliveira - 528.154.718-68 Antonio Carlos Barbosa de Oliveira (Independent Member) has been an Independent Member of the Audit Committee since 2018. He has held several positions within Itaú Unibanco Group since 1981 including Vice President (2003 to 2010). He was a Member of the Board of Directors (1994 to 2018) and Executive Officer (2001 to 2018) at Instituto Itaú Cultural. He is a Member of the Board of the Instituto Fernand Braudel de Economia Mundial since 2016 and was Vice Chairman of the Board of Fundo Patrimonial Amigos da Poli in 2012; Officer at Visa Argentina (1997 to 2001); Officer at Associacion de Bancos de la Argentina (ABA)(1994 to 2001); Member of the Steering Committee of the Instituto de Estudos Avançados, Universidade de São Paulo (Institute of Advanced Studies of the University of São Paulo) since 1994. He holds a Bachelor’s degree in Production Engineering from the Escola Politécnica da Universidade de São Paulo (USP), a Master of Science degree in Management from the Massachusetts Institute of Technology (MIT) and a Master of Astronomy degree from James Cook University. Antonio Francisco de Lima Neto - 231.877.943-00 Antonio Francisco de Lima Neto (Independent Member) has been an Independent Member of the Audit Committee since 2015.He has been a Member of the Audit Committee of Itaú Corpbanca (Chile) since 2018. He was President of Banco Fibra S.A. (2009 to 2013) and held several positions in Banco do Brasil S.A. including President (2006 to 2009); Vice President of Retail and Distribution (2005 to 2006); Vice President of International Business and Wholesale (2004 to 2005); Commercial Officer (2001 to 2004); Executive Superintendent of the Commercial Board (2000 to 2001); Tocantins State Superintendent (1999 to 2000); and Regional Superintendent of Belo Horizonte (1997 to 1999). Mr. Lima served as a Member of the Board of Directors (2007 to 2009) of Brasilprev Seguros e Previdência S.A.; a Member of the Board of Directors (2006 to 2009) of the Federação Brasileira de Bancos (FEBRABAN); a Member of the Board of Directors (2004 to 2005) of BB Securities Limited; a Member of the Board of Directors (2003 to 2005) of Brasilsaúde Companhia de Seguros; a Member of the Board of Directors (2001 to 2009) of Companhia de Seguros Aliança do Brasil; and a Member of the Board of Directors (2000 to 2007) of BB Previdência – Fundo de Pensão do Banco do Brasil. He holds a Master’s degree in Economics from the Fundação Getulio Vargas (FGV), São Paulo, Brazil and attended a Course for Board Members at the Instituto Brasileiro de Governança Corporativa. Mr. Lima also holds a postgraduate degree, Lato Sensu, in Marketing from the Pontificia Universidade Católica do Rio de Janeiro (PUC-RJ) and MBA in Training for Executives from the Fundação Dom Cabral. He also holds a Bachelor’s degree in Economics from the Universidade Federal de Pernambuco. Diego Fresco Gutierrez - 214.970.328-90 Diego Fresco Gutierrez (Independent Member and Financial Expert) has been an Independent Member of the Audit Committee since 2014. He has been a Member of the Audit Committee of Itaú Corpbanca (Chile) since 2016 and an Alternate Member of the Board of Directors of Itaú CorpBanca (Chile) since 2018 as well as a member of the Audit Committee of Itaú Corpbanca (Colombia) since 2018. He is also a member of the Audit Committee of Votorantim Cimentos S.A. since 2013 and Independent Advisor in complex financial reporting mainly for publicly-held companies registered in Brazil and in the United States, and in compliance internal and external audit issues. Mr. Gutierrez was a partner in charge of accounting advisory and regulatory requirements for the issue of securities abroad at PricewaterhouseCoopers (1990 to 2013) (Brazil, Uruguay, and the United States) and also worked in the audit of financial statements. He holds a Bachelor’s degree in Accounting from Universidad de la República Oriental del Uruguay. Mr. Gutierrez has been a Certified Public Accountant in the United States for the State of Virginia since 2002 and he also is a Public Accountant registered in the Conselho Regional de Contabilidade do Estado de São Paulo. He also attended the Course for Members of Boards of Directors from the Instituto Brasileiro de Governança Corporativa.

Otavio Yazbek - 163.749.928-06 Otavio Yazbek (Independent Member) has been an independent member of the Audit Committee since 2020. He has been a partner at Yazbek Advogados law firm since 2015, working as a specialist lawyer in corporate law, and financial and capital markets. Mr. Yazbek has been the Chairman of the Mergers and Acquisitions Committee (CAF) since 2015; Arbitrator in arbitration procedures involving corporate law at several chambers since 2015; Independent Compliance Monitor at Odebrecht S.A. nominated by the U.S. Department of Justice and the Federal Public Attorney’s Office, within the scope of the agreements entered with these authorities, since 2017; Independent Member of the Bank Self-Regulation Committee of the Federação Brasileira de Bancos (FEBRABAN) since 2015; Member of the Editorial Council of law magazine Revista de Direito das Sociedades e dos Valores Mobiliários (RDSVM), Almedina Publisher; Member of the Special Corporate Law Committee of the Brazilian Bar Association (OAB) since 2019. He has been a Professor of the Specialization and Continuing Education Program of the Law School of the Fundação Getulio Vargas since 2000, and of the postgraduate programs of INSPER since 2015. He worked as an Officer at the Brazilian Securities and Exchange Commission (CVM)and as a Member of the Standing Committee on Supervisory and Regulatory Cooperation of the Financial Stability (2009 to 2013), and was a Regulation Officer at BM&FBOVESPA S.A. – Bolsa de Valores, Mercadorias e Futuros (currently B3 S.A. – Brasil, Bolsa, Balcão) (2006 to 2008), having joined as a lawyer (2000 a 2006). He holds a Bachelors’ degree in Law from the Law School of the Universidade de São Paulo (USP). Gustavo Jorge Laboissière Loyola - 101.942.071-53 Gustavo Jorge Laboissière Loyola (Independent Member) has been a Member of the Board of Directors since 2006 and President of the Audit Committee since 2017. He was also Member of the Fiscal Council (2003 to 2006). He has been a partner at Tendências Consultoria Integrada S/S Ltda. since 2002 and at Tendências Conhecimento Assessoria Econômica Ltda. since 2003, and a Managing Partner at Gustavo Loyola Consultoria S/C since 1998. Mr. Loyola was Governor (1992 to 1993 and 1995 to 1997) of the Banco Central do Brasil and Governor of the National Financial System Regulation and Organization (1990 to 1992). He holds a Bachelor’s degree in Economics from the Universidade de Brasília and a PhD in Economics from the Fundação Getulio Vargas (FGV), Rio de Janeiro, Brazil. Luciana Dias - 251.151.348-02 Luciana Dias (Independent Member) has been an independent member of the Audit Committee since 2020. She has been a partner at L. Dias Advogados law firm since 2016, working as an advisor for issues related to regulation of financial institutions, broker dealers, fiduciary managers, asset managers, market infrastructure, publicly-held companies, investment funds and other issuers and service providers in the securities market, and issuing opinions on regulation of capital markets, financial market and corporate law. Ms. Dias has been a Member of the Audit Committee at Vale S.A. since 2020; Member of the Audit Committee and Member of the Technical Committee at CERC Serviços de Desenvolvimento de Sistemas para Recebíveis Ltda. since 2017; Member of the Audit Committee of B3 S.A. - Bolsa, Brasil, Balcão since 2016; Arbitrator at the Market Arbitration Chamber and at the Arbitration and Mediation Chamber (AMCHAM) since 2016. She has been a Professional Master’s Professor of Investment Funds and Securities Market Regulation courses at Fundação Getulio Vargas (FGV), São Paulo, since 2017. She was also a Member of the Board of Directors at BNDES Participações S.A. (2018 to 2020); Member of the Audit Committee at Banco Nacional de Desenvolvimento Econômico e Social (BNDES) (2018 to 2019); Professor at undergraduate Investment Funds, Securities Market Regulation, Banking Law, Private Equity and Corporate Governance courses at Fundação Getulio Vargas (FGV), Rio de Janeiro (2016); Market Development Officer (2011 to 2015) and Superintendent (2007 to 2010) at the Brazilian Securities and Exchange Commission (CVM). She also worked as an International Associate at Debevoise & Plimpton LLP, New York, U.S. (2005 to 2006). She holds a Bachelor’s degree in Law and a PhD in Business Law from the Law School of the Universidade de São Paulo (USP) and holds a Master’s degree in Science of degree from the Stanford University, California, U.S.

Rogério Paulo Calderón Peres - 035.248.608-26 Rogério Paulo Calderón Peres (Independent Member) has been an Independent Member of the Audit Committee since 2016.He has held several positions within the Itaú Unibanco Group including Executive Officer (2007 to 2009) and Officer (2009 to 2014). He is also a Member of the Audit Committee of B3 S.A. – Brasil, Bolsa, Balcão and a Member of the Boards of Directors of Alupar S.A., Via Varejo S.A. and Qualicorp S.A. He also was a CFO for Latin America, a Member of the Financial Management Council and a Member of the Administrative Committee for Latin America at the HSBC Group (2014 to 2016). Mr. Peres was an Executive Vice President (2003 to 2006) at the Bunge Group – Bunge Brasil S.A.; Member of the Boards of Directors of Fosfertil, Ultrafertil and Fertifos; and also Member of the Audit Committees of Bunge Foundation, Bungeprev and Fosfertil. He was also an Active Partner in the divisions of Audit, Tax and Consultancy for Agribusiness and Consumer and Retail Products (1981 to 2003) at PricewaterhouseCoopers. He holds a Bachelor’s degree in Business Administration from the Fundação Getulio Vargas (FGV), São Paulo, Brazil, and in Accounting from Paulo Eiró Foundation, São Paulo. He also holds postgraduate degrees and attended special professional courses in E-Business Education Series from the University of Virginia Darden School of Business. Mr. Peres also has an Executive MBA from the University of Western Ontario, Canada, Case Studies in consumer and retail companies. Center for Executive Development Faculty at Princeton University, Business Strategy and Organization. Continuing Education Management and Professional Training, Arundel, England. Executive Business Development – Finance and Investment Decision Course – Analyzes and Measures at the Fundação Getulio Vargas (FGV), São Paulo, Brazil. Continuing Education Course at Harvard Business School, Making Corporate Boards More Effective – United States. Geraldo José Carbone - 952.589.818-00 Geraldo José Carbone (non-management Member) has been a Member of the Compensation Committee since 2019. He has held several positions within the Itaú Unibanco Group including Director Vice-President (2008 to 2011) and Member of the Board of Directors (2006 to 2008) and (2017 to 2018). He has been a Managing Partner of G/xtrat Consultoria Econômica Ltda. and GC/Capital Empreendimentos e Participações Ltda. since 2011. Mr. Carbone was CEO (1997 a 2006), Vice-Chairman of the Asset Management Division (1994 to 1997) and Director of the Economics department and the Investment Research Unit in Brazil (1991 to 1994) of Bank Boston, and was Chief Economist of Bunge y Born (1982 to 1987). He holds a Bachelor’s degree in Economics from the Universidade de São Paulo, São Paulo, Brazil.

Pedro Luiz Bodin de Moraes - 548.346.867-87 Pedro Luiz Bodin de Moraes (Independent Member) has been a Member of the Board of Directors since 2009. He was Member of the Board of Directors (2003 to 2008) at the Itaú Unibanco Group. He has been a partner at Cambuhy Investimentos Ltda. since 2011 and at Ventor Investimentos Ltda. since 2009. He was an Officer (2002 to 2003) and a Partner (2005 to 2014) at Icatu Holding S.A.; and an Officer and a Partner (1993 to 2002) at Banco Icatu S.A. Mr. Bodin de Moraes also served as Monetary Policy Officer (1991 to 1992) at the Banco Central do Brasil (1990 to 1991) and as Officer at Banco Nacional de Desenvolvimento Econômico e Social (BNDES). He holds Bachelor’s and Master’s degrees in Economics from the Pontificia Universidade Católica do Rio de Janeiro (PUC-RJ) and a PhD in Economics from the Massachusetts Institute of Technology (MIT). Pedro Moreira Salles - 551.222.567-72 Pedro Moreira Salles (non-executive Co-chairman) has been a Co-chairman since 2017, and he was also the Chairman of the Board of Directors (2009 to 2017) and Executive Vice President (2008 to 2009).He has held several positions within the Itaú Unibanco Group including CEO (2004 to 2008). Mr. Salles has also been a Chairman of the Board of Directors and CEO of Companhia E. Johnston de Participações since 2008. He has also been a Chairman since 2018; Member of the Board of Directors (2008 to 2015) and CEO (2015 to 2018) at IUPAR – Itaú Unibanco Participações S.A., having previously served as Chairman (2008 to 2012). He has served as Vice Chairman of the Board of Directors of Porto Seguro S.A. (2009 to 2012), as Chairman of the Board of Directors of E. Johnston Representação e Participações S.A. (2001 to 2009) and as Member of the Board of Directors of Totvs S.A. (2010 to 2017). Mr. Salles has also been the Chairman of the Steering Committee of the since 2017. He holds a Bachelor’s degree, magna cum laude, in Economics and History from the University of California, Los Angeles. He also attended the international relations master’s program at Yale University and the OPM – Owner/President Management Program at Harvard University, both in the United States. Roberto Egydio Setubal - 007.738.228-52 Roberto Egydio Setubal (non-executive Co-chairman) has been a Co-chairman since 2017, and he was also the Vice Chairman of the Board of Directors (2003 to 2017) and CEO (1994 to 2017). He has held several positions within the Itaú Unibanco Group including Senior Vice President (“Diretor Geral”) (1990 to 1994). Mr. Setubal has been a Member of the Board of Directors and of the Audit Committee of Royal Dutch Shell (Netherlands) since 2017. He has served as Vice President since 1994 at Itaúsa – Investimentos Itaú S.A. and Chairman of the Accounting Policies Committee (2008 to 2011). Since 1994 he has been a Member of the Board of the International Monetary Conference. He was President of the Federação Nacional dos Bancos (FENABAN) and of the Federação Brasileira de Bancos (FEBRABAN) (1997 to 2001) and President of the Advisory Board of Federação Brasileira de Bancos (FEBRABAN) (2008 to 2017). In 2000, Mr. Setubal became a Member of the Trilateral Commission and the International Board of the NYSE and in 2002 he became a Member of the International Advisory Committee of the Federal Reserve Bank of New York. In 2010, he became a Member of the China Development Forum and, since 2015, he has been a Co-chairman of the WEF (World Economic Forum). He has also been a member of the Economic and Social Development Board of the Presidency of the Republic of Brazil (CDES) since 2016. He holds a Bachelor’s degree in Production Engineering from the Escola Politécnica da Universidade de São Paulo (USP), Brazil and a Master’s degree in Science Engineering from the Stanford University, California, U.S.

Alexsandro Broedel - 031.212.717-09 Alexsandro Broedel (Executive Officer) has been a partner under our Partnership Program for Officers and Employees since 2017, an Executive Officer at the Itaú Unibanco Group since 2015 and Investor Relations Officer since 2017. He has held several positions within the Itaú Unibanco Group including Officer (2012 to 2015). Mr. Broedel has been Full Professor of Accounting and Finance at Universidade de São Paulo (USP) since 2002, teaching in graduate, master and postgraduate programs, and was a Commissioner (2010 to 2012) at the Comissão de Valores Mobiliários (CVM). He was a Consultant (2008 to 2009) at Mattos Filho, Veiga Filho, Marrey Jr. e Quiroga Advogados and a Member of the Audit Committee (2012) of BM&FBOVESPA S.A. – Bolsa de Valores, Mercadorias e Futuros (currently B3 S.A. – Brasil, Bolsa, Balcão). Mr. Broedel also was a Member of the Board of Directors of CETIP S.A. – Mercados Organizados (CETIP S.A. – Organized Markets) (2013 to 2017); Member of International Integrated Reporting Committee (IIRC) (2014 to 2019); Member of the International Accounting Standards Board (IASB) since 2010; Member of the Board of Directors of IRB Brasil Resseguros since 2015. He is also Full Professor at FEA-USP and was Professor (2001 to 2002) at EAESP-FGV; Professor (2005) at Manchester Business School; and Visiting professor at London School of Economics. He holds a Bachelor’s degree in Accounting from the Universidade de São Paulo (USP), PhD in Controllership and Accounting from the Universidade de São Paulo (USP), PhD in Accounting and Finance from Manchester Business School and Bachelor’s degree in Law from the Universidade de São Paulo (USP). Alfredo Egydio Setubal - 014.414.218-07 Alfredo Egydio Setubal (non-executive Member) has been a Member of the Board of Directors since 2007. He has held several positions within the Itaú Unibanco Group including Vice President (1996 to 2015); Investor Relations Officer (1995 to 2015); Executive Officer (1993 to 1996) and Managing Officer (1988 and 1993). Mr. Setubal has also served as CEO and Investment Relations Officer since 2015; Vice Chairman of the Board of Directors since 2008; Member of the Disclosure and Trading Committee since 2009 and Coordinator since 2015; Member of the Investment Policies Committee (2008 to 2011); Coordinator of the Investments Committee and Member of the Finance, the Personnel and Ethics, and the Sustainability and Risks committees since 2017 at Itaúsa – Investimentos Itaú S.A. Mr. Setubal has also served as Member of the Board of Directors at Associação Brasileira das Companhias Abertas (ABRASCA) (Brazilian Association of Listed Capital Companies)(1999 to 2017); and has been Financial Officer of Museu de Arte Moderna de São Paulo (MAM) (São Paulo Museum of Modern Art) since 1992; Vice Chairman of the Board of Directors at Fundação Bienal de São Paulo (São Paulo Art Biennial Foundation) since 2017 (and Member since 2009); and Chairman of the Decision-Making Council at Museu de Arte de São Paulo (MASP) (São Paulo Art Museum) since 2018. He holds a Bachelor’s and postgraduate degrees in Business Administration from the Fundação Getulio Vargas (FGV), São Paulo, Brazil, with a specialization course at INSEAD (France).

Álvaro Felipe Rizzi Rodrigues - 166.644.028-07 Álvaro Felipe Rizzi Rodrigues (Officer) has been a partner under our Partnership Program for Officers and Employees since 2017 and an Officer at the Itaú Unibanco Group since 2014, being responsible for the following departments: Legal M&A (Mergers and Acquisitions), Antitrust, Corporate and Corporate Governance, Corporate Paralegal, Contracts and Intellectual Property, as well as for the International Legal Department and the Legal Retail Banking Department (responsible for the legal issues related to products and services of the retail banking, insurance and pension plan businesses). He started his career at the Itaú Unibanco Group in 2005 previously served as a Manager and a Supervisor (2005 to 2014). He has also served in the Corporate and Contracts departments (1998 to 2005) of Tozzini Freire Advogados. He holds a Bachelor’s degree in Law from the Law School of the University of São Paulo (USP). He also attended a Specialization course in Corporate Law at the Pontifical Catholic University of São Paulo (PUC-SP) and holds a Master’s degree (“Master of Laws” – L.L.M.) from Columbia University Law School in New York, U.S. Ana Lúcia de Mattos Barretto Villela – 066.530.828-06 Ana Lúcia de Mattos Barretto Villela (non-executive Member) has been a Member of the Board of Directors since 2018. She was Member of the Board of Directors at the Itaú Unibanco Group (1996 to 2001). Ms. Villela has also been an Alternate Member of the Board of Directors of IUPAR – Itaú Unibanco Participações S.A. since 2018; Vice Chairman of the Board of Directors (non-executive Member) of Itaúsa – Investimentos Itaú S.A. since 2017; Member of the Sustainability Committee (2015 to 2018) of Duratex S.A.; Co-Founder of AlanaLab (Maria Farinha Filmes, Flow, Jungle Bee) since 2014; Founding President of Alana Foundation since 2012; CEO of Instituto Alana since 2002; Member of the Advisory Board at Instituto Brincante since 2001 and Fellow Ashoka since 2010. She has been a Member of the Innovation Board of XPRIZE since 2018. First representative from Latin America on the Innovation Board of XPRIZE, a non-profit organization created by Peter Diamandis, who designs and manages global competitions to encourage the development of new technologies that may help solve some of mankind’s major challenges. She was a Member of the Advisory Board at Instituto Akatu (2013 to 2017); Member of the Advisory Board at Commercial Free Childhood (CCFC) (2015 to 2017); and Member of the Advisory Board at Conectas (2003 to 2018). She holds a Bachelor’s degree in Teaching with a minor in School Administration from the Pontificia Universidade Católica de São Paulo (PUC-SP); a Master’s degree in Educational Psychology from the Pontificia Universidade Católica de São Paulo (PUC-SP); Graduate studies in Business Administration from Fundação Armando Álvares Penteado (FAAP), São Paulo, Brazil (incomplete) and postgraduate studies in Administration in the Third Sector from the Fundação Getulio Vargas (FGV), São Paulo, Brazil (incomplete). Candido Botelho Bracher - 039.690.188-38 Candido Botelho Bracher (CEO) has been a partner under our Partnership Program for Officers and Employees since 2010 and CEO of the Itaú Unibanco Group since 2017. He has held several positions within the Itaú Unibanco Group including Wholesale Banking General (2015 to 2017) and Vice President (2004 a 2015). Mr. Bracher was also a Member of the Board of Directors (2009 to 2014) of the BM&FBOVESPA S.A. – Bolsa de Valores, Mercadorias e Futuros (currently B3 S.A. – Brasil, Bolsa, Balcão), an Alternate Member of the Board of Directors (1999 to 2005); a Member of the Board of Directors (2005 to 2013) of Pão de Açúcar–Companhia Brasileira de Distribuição. He holds a Bachelor’s degree in Business Administration from the Fundação Getulio Vargas (FGV), São Paulo, Brazil.

Carlos Henrique Donegá Aidar - 076.630.558-96 Carlos Henrique Donegá Aidar (Member) has been a Member of the Disclosure and Trading Committee since 2015. He has held several positions within the Itaú Unibanco Group including Officer since 2008. Mr. Aidar is currently in charge of the Financial Control Office and his main duties are: preparing the individual and consolidated financial statements of the Conglomerate; contacting with regulatory bodies, auditors and the Federal Revenue Service; preparing financial statements under IFRS; carrying out tax and corporate management for all companies in Brazil and abroad; carrying out financial control management of foreign units; and accounting policies of the Conglomerate. He started his career at the Itaú Unibanco Group in 1986, working as Controllership Officer (2008 to 2014), when he was in charge of the Financial Planning and Managerial Control Office, being responsible for the Conglomerate’s budget planning in its managerial, accounting, and tax aspects, the control and determination of results for the several departments of the Conglomerate, sales channels, products, branches and clients, business financial planning support and management of the departments comprising the Conglomerate, providing support to the Conglomerate’s cost system management, and analysis and submission of results to the executive committees. He holds a Bachelor’s degree in Economics from the São Paulo School of Economics of Fundação Escola de Comércio Álvares Penteado and a Postgraduate degree in Finance from the Universidade de São Paulo (USP), São Paulo, Brazil. Claudia Politanski - 132.874.158-32 Claudia Politanski (Vice President) has been a partner under our Partnership Program for Officers and Employees since 2007 and a Vice President at the Itaú Unibanco Group since 2013 and currently leads the Human Resources, Legal, Governmental and Institutional Relations, Corporate Communication and Marketing departments. She is a member of the Executive Committee and she was the secretary of the Board of Directors between 2012 and 2018. She started her career at the Itaú Unibanco Group in 1991 and was elected Officer in 2003. Ms. Politanski has been Vice President of the Executive Board of the Federação Brasileira de Bancos (FEBRABAN) since 2013 and member of the Board of Directors of Hospital Israelita Albert Einstein since 2016. She holds a Bachelor’s Degree in Law from the Universidade de São Paulo (USP), a LL.M. Degree from the University of Virginia and MBA from the Fundação Dom Cabral. Eduardo Queiroz Tracanella - 272.985.178-05 Eduardo Queiroz Tracanella (Member) has been a Member of the Disclosure and Trading Committee since 2019. He has held several positions within the Itaú Unibanco Group including Officer since 2018. He joined the Itaú Unibanco Group in 2003, and worked as Electronic Channel Marketing Manager (2003 to 2005), Advertising and Promotions Manager (2005 to 2007), Retail Marketing Superintendent (2007 to 2009), Marketing Superintendent for Personnalité (2009 to 2010) and Institutional Marketing Superintendent (2010 a 2018). He holds a Bachelor’s degree in Social Communication with major in Advertising and Marketing from the Escola Superior de Propaganda e Marketing (ESPM), São Paulo, Brazil and in Business Management from the Fundação Dom Cabral, Nova Lima, Brazil.

Fábio Colletti Barbosa - 771.733.258-20 Fábio Colletti Barbosa (Independent Member) has been a Member of the Board of Directors since 2015. He has been a Member of the Board of Directors of Natura Cosméticos S.A. since 2017; Member of the Board of Directors of Cia. Hering since 2017; and Member of the Board of Directors of CBMM since 2015. He was CEO (2011 to 2014) at Abril Comunicações S.A.; Chairman of the Board of Directors (2011 to 2011) at Banco Santander (Brazil) S.A.; CEO (2008 to 2010) at Banco Santander S.A.; and CEO (1998 to 2008) at Banco Real S.A. Mr. Barbosa also served as Chairman of the Board of Directors at Fundação OSESP (São Paulo Orchestra) (2012 to 2019), and is presently a Board Member at UN Foundation (USA) since 2011; Member of the Board of Directors at Instituto Empreender Endeavor since 2008 (Chairman since 2015); Member of the Board of Directors at Almar Participações S.A. since 2013; and Member of the Investment Committee at Gávea Investimentos since 2015. He holds a Bachelor’s degree in Economics from the Fundação Getulio Vargas (FGV), São Paulo, Brazil and a Master’s degree in Business Administration from the Institute for Management Development, Lausanne, Switzerland. João Moreira Salles - 295.520.008-58 João Moreira Salles (non-executive Member) has been a Member of the Board of Directors since 2017. He is an Officer at IUPAR – Itaú Unibanco Participações S.A. since 2018 and held the position of Member of the Board of Directors (2015 to 2018). He has also been on the Board of XP Investimentos S.A. since 2018. Mr. Moreira Salles is currently an Officer of Brasil Warrant Administração de Bens e Empresas S.A. (BWSA), where, since 2013, he has been overseeing the management of BW Gestão de Investimentos (BWGI) through his role in the Investment, Risk and Operational Committees of the firm, and has been responsible for the monitoring of other BWSA subsidiaries. He has been a Partner and a Member of the Investment Committee of Cambuhy Investimentos Ltda. since 2013, and was a Member of the Board of Directors of investee Parnaíba Gás Natural (2014 to 2017). Before joining BWSA and Cambuhy, he was an Investment Banker at J. P. Morgan Chase, in New York (2011 to 2013). He holds a Bachelor’s degree in Economics from INSPER, a Master’s degree in Economics from Columbia University, GSAS, a Master’s degree in Finance from Columbia University, GSB, and a PhD in Economic Theory from the Universidade de São Paulo (FEA-USP). José Galló - 032.767.670-15 José Galló (Independent Member) has been a Member of the Board of Directors since 2016. Mr. Galló is currently Chairman of the Board of Directors at Lojas Renner; Member of the Board of Directors since 1998, having held the position of Chairman of this Board between 1999 and 2005, and is currently Chairman of the Strategic Committee and member of the Sustainability Committee. He was Superintendent of Lojas Renner S.A. (1991 to 1999), when he was elected Chief Executive Officer, a position he held until 2019. He has over 30 years of experience in retailing, having been a member of the Board of Directors of Instituto para Desenvolvimento do Varejo (IDV). He has been a member of the Board of Directors of Localiza Rent a Car S.A. since 2010, having been elected Vice Chairman of this Board in 2019; Member of the Board of Directors of Ultrapar Participações S.A. since 2019. He was a member of the Board of Directors of SLC Agrícola S.A. (2007 to 2016). He was an Officer at Renner Administradora de Cartões de Crédito Ltda., Dromegon Participações Ltda., Realize Participações S.A. and Realize Crédito, Financiamento e Investimento S.A., all of which are related to Lojas Renner S.A. He was also a member of the Decision-Making Council of Instituto Lojas Renner (2008 to 2019). He is currently an ambassador of Endeavor Brazil in Rio Grande do Sul and Officer at Rumos Consultoria Empresarial Ltda. since 1987. He holds a Bachelor’s degree in Business Administration from the São Paulo School of Business Administration of the Fundação Getulio Vargas (FGV), São Paulo, Brazil.

Marco Ambrogio Crespi Bonomi - 700.536.698-00 Marco Ambrogio Crespi Bonomi (Independent Member) has been a Member of the Board of Directors since 2017. He has held several positions within the Itaú Unibanco Group since 1998 including Senior Vice President (“Diretor Geral”) (2015 to 2017). He was a Vice President (2004 to 2011) of the Associação Nacional das Instituições de Crédito, Financiamento e Investimento (ACREFI). He holds a Bachelor’s degree in Economics from Fundação Armando Álvares Penteado (FAAP), São Paulo, Brazil and attended a Financial Executive Advanced course at the Fundação Getulio Vargas (FGV), São Paulo, Brazil and a course on Capital Markets at New York University. Milton Maluhy Filho - 252.026.488-80 Milton Maluhy (Vice President) has been a partner under our Partnership Program for Officers and Employees since 2011 and a Vice President at the Itaú Unibanco Group since 2019. He is currently acting as Chief Financial Officer and Chief Risk Officer. He has held several positions within the Itaú Unibanco Group including CEO of Itaú CorpBanca (Chile) (2016 to 2018) in charge of the merger of two banks, CorpBanca and Banco Itaú Chile. He started his career at the Itaú Unibanco Group in 2003 and was elected Officer in 2007. He holds a Bachelor’s degree in Business Administration from Fundação Armando Álvares Penteado (FAAP), São Paulo, Brazil. Renato Lulia Jacob - 118.058.578-00 Renato Lulia Jacob (Member) has been a Member of the Disclosure and Trading Committee since 2019. He has held several positions within the Itaú Unibanco Group including Chief Executive Officer of Itau BBA International plc (Lisbon, Portugal) since 2016, Member of the Board of Directors since 2015 and Member of the Executive Committee. He was Managing Director, Head of the Corporate Banking of Banco Itau Argentina S.A. (2006 to 2010) and was also Managing Director, Head of CIB Northern Europe (2011 to 2015). He holds a bachelor’s degree in Civil Engineering from the Universidade de São Paulo (USP), Brazil and an extension course in Advance Management Program from the Wharton – University of Pennsylvania (Philadelphia, U.S.). Ricardo Villela Marino - 252.398.288-90 Ricardo Villela Marino (non-executive Vice President) has been a Vice President since 2020, and he was also the Member of the Board of Directors (2008 a 2020) and Chairman of the bank’s Latin America Strategic Council since 2018. He has held several positions within the Itaú Unibanco Group since 2004 including Vice President (2010 to 2018).He has also been an Alternate Member of the Board of Directors of Itaúsa – Investimentos Itaú S.A. since 2011; Alternate Member of the Board of Directors of Duratex S.A. since 2009; Alternate Member of the Board of Directors of Itautec S.A. (2009 to 2019) and Alternate Member of the Board of Directors of Elekeiroz S.A. (2009 to 2018). He holds a Bachelor’s degree in Mechanical Engineering from the Escola Politécnica da Universidade de São Paulo (USP) and a Master’s degree in Business Administration from MIT Sloan School of Management, Cambridge, U.S.

Type of Conviction Description of the conviction Antonio Carlos Barbosa de Oliveira - 528.154.718-68 N/A Antonio Francisco de Lima Neto - 231.877.943-00 N/A Diego Fresco Gutierrez - 214.970.328-90 N/A Otavio Yazbek - 163.749.928-06 N/A Gustavo Jorge Laboissière Loyola - 101.942.071-53 Gustavo Jorge Laboissière Loyola - 101.942.071-53 Gustavo Jorge Laboissière Loyola - 101.942.071-53 N/A Luciana Dias - 251.151.348-02 N/A Rogério Paulo Calderón Peres - 035.248.608-26 N/A Geraldo José Carbone - 952.589.818-00 N/A Pedro Luiz Bodin de Moraes - 548.346.867-87 Pedro Luiz Bodin de Moraes - 548.346.867-87 Pedro Luiz Bodin de Moraes - 548.346.867-87 N/A Pedro Moreira Salles - 551.222.567-72 Pedro Moreira Salles - 551.222.567-72 Pedro Moreira Salles - 551.222.567-72 Pedro Moreira Salles - 551.222.567-72 Pedro Moreira Salles - 551.222.567-72 N/A Roberto Egydio Setubal - 007.738.228-52 Roberto Egydio Setubal - 007.738.228-52 Roberto Egydio Setubal - 007.738.228-52 N/A Alexsandro Broedel - 031.212.717-09 N/A Alfredo Egydio Setubal - 014.414.218-07 Alfredo Egydio Setubal - 014.414.218-07 Alfredo Egydio Setubal - 014.414.218-07

Alfredo Egydio Setubal - 014.414.218-07 N/A Álvaro Felipe Rizzi Rodrigues - 166.644.028-07 N/A Ana Lúcia de Mattos Barretto Villela - 066.530.828-06 Ana Lúcia de Mattos Barretto Villela - 066.530.828-06 Ana Lúcia de Mattos Barretto Villela - 066.530.828-06 N/A Candido Botelho Bracher - 039.690.188-38 N/A Carlos Henrique Donegá Aidar - 076.630.558-96 N/A Claudia Politanski - 132.874.158-32 N/A Eduardo Queiroz Tracanella - 272.985.178-05 N/A Fábio Colletti Barbosa - 771.733.258-20 Fábio Colletti Barbosa - 771.733.258-20 Fábio Colletti Barbosa - 771.733.258-20 Fábio Colletti Barbosa - 771.733.258-20 Fábio Colletti Barbosa - 771.733.258-20 N/A João Moreira Salles - 295.520.008-58 N/A José Galló - 032.767.670-15 N/A Marco Ambrogio Crespi Bonomi - 700.536.698-00 Marco Ambrogio Crespi Bonomi - 700.536.698-00 N/A Milton Maluhy Filho - 252.026.488-80 N/A Renato Lulia Jacob - 118.058.578-00 N/A Ricardo Villela Marino - 252.398.288-90 N/A

12.12 – Other Relevant Information – Addition Information of items 12.5/6 and 12.7/8 A - Total Number of Meetings Held by Body: Body Meetings Board of Directors (1) 12 Fiscal Council (1) 3 Audit Committee (1) 38 Disclosure and Trading Committee (2) 4 Strategy Committee (3) 3 Capital and Risk Management Committee (3) 11 Nomination and Corporate Governance Committee (3) 2 Related Parties Committee (3) 7 Personnel Committee (3) 3 Compensation Committee (3) 4 Social Responsibility Committee (3) 3 (1) from June 11, 2019 to February 10, 2020 (2) from April 15, 2019 to January 27, 2020 (3) from April 25, 2019 to February 10, 2020 B – Consecutive Terms of Office: For the number of consecutive terms of office: 1) of the members of the Board of Directors, Fiscal Council, Audit Committee, other committees and Executive Board, the following criteria were adopted: (a) counting as from Itaú Unibanco merger on November 3, 2008; (b) inclusion of terms of office with periods shorter than one year in case a member joins the body after the beginning of a term of office; and (c) inclusion of current terms of office; 2) For Directors Eduardo Azevedo do Valle and José Caruso Cruz Henriques, the terms of offices of the alternate member of the Fiscal Council were considered. For the number of consecutive terms of office of the members of the Disclosure and Trading Committee, the following criteria were adopted: (a) counting as from Itaú Unibanco Merger on November 3, 2008; (b) inclusion of current terms of office. C - Meeting Attendance Percentage: For calculation of the meeting attendance percentage: a) of the members of the Board of Directors, Fiscal Council and Audit Committee, the meetings heldfrom the moment members took office on June 11, 2019 until February 10, 2020 were considered; b) for the members of the other committees, meetings which have taken place from the moment the members took office on April 25, 2019 until February 10, 2020. c) of the members of the Disclosure and Trading Committee, meetings which have taken place from the moment the members took office on April 15, 2019 until January 27, 2020. d) there is no calculation of the meeting attendance percentage for members of the Executive Board, and the percentage is zero because the field to be filled in the Empresas-Net system is disabled.

For calculation of the meeting attendance percentage of members of the Disclosure and Trading Committed, the meetings held in the period from April 19, 2018 to January 21, 2019 were considered. D - Independence Criterion for Members of the Audit Committee: All members of the Audit Committee are deemed independent, in conformity with applicable regulation and under the terms and conditions of the Audit Committee Regulation, and may not be, or may not have been, in the past twelve months, (i) an officer of Itaú Unibanco or its affiliates; (ii) an employee of Itaú Unibanco or its affiliates; (iii) responsible technician, officer, manager, supervisor or any other member of staff, with a managerial function, of the team involved in external audit work for Itaú Unibanco or its affiliates; (iv) a member of the Fiscal Council of Itaú Unibanco or its affiliates; (v) a controller of Itaú Unibanco or its affiliates or (vi) a natural person, holder of a direct or indirect interest of more than ten percent of the voting stock of Itaú Unibanco or its affiliates. E – Type of Audit Committee It is clarified that, pursuant to article 22, paragraph 2 from the Law nº 6,385/76, the Audit Committee adheres to the Resolution 3,198/04 of the National Monetary Council, which explains the reason why it is not compliant with the CVM Instruction 308/99. F – Additional Information We inform that the date of inauguration of the elected representatives is pending approval by the Central Bank of Brazil. G – Politically Exposed Persons We have no politically exposed persons in the committees, Board of Directors, Executive Board and Fiscal Council in 2018. Below we present the hierarchy flowchart of said Bodies:

With respect to each member, see below information about item 12.5 "m":

I – main professional experience for the past five years, indicating:

- Company's name and activity sector.
- Position and roles inherent in the position.
- Whether the company is part of **(i)** the Issuer's economic group or **(ii)** is controlled by an Issuer's direct or indirect stockholder with an interest equalto or higher than 5% in the same class or type of the Issuer's securities.

II - All management positions they hold in other companies or third sector organizations.

Company's name	Company's activity sector	Company is part of		
		(i) the Issuer's economic group	(ii) is controlled by an Issuer's direct or indirect stockholder with an interest equal to or higher than 5% in the same class or type of the Issuer's securities.	Other companies or third sector organizations
A5 Solutions Telecomunicações	Communication			x
Associacion de Bancos de la Argentina (ABA)	Bank association			x
Associação Brasileira da Indústria de Tubos e Acessórios de Metal (ABITAM – Brazilian Metal Tubes and Accessories Industry Association)	Trade association of Brazilian manufacturers of steel pipes			x
Abril Comunicações S.A.	Printing of books, magazines and other periodicals			x
Cabo Frio Airport	Airport			x
Alana Foundation	Charitable organization			x
AlanaLab	Communication of impact			x
Alfa Clube de Seguros (Alfa Insurance Club)	Private association			x
Almar Participações S.A.	Holding company of non-financial institutions			x
Alupar S.A.	Holding			x
Apolo Tubulars S.A.	Production of steel pipes for the oil and gas industry			x
Asco Participações do Brasil	Port and logistics support to oil exploration and production			x
Associação Brasileira das Companhias Abertas (ABRASCA - Brazilian Association of Publicly-Held Companies)	Non-profit civil association			x
Associação Nacional das Instituições de Crédito, Financiamento e Investimento (ACREFI - Brazilian Association of Credit, Financing and Investment Institutions)	Bringing together companies of the sector, defending their legitimate interests, strengthening the relationships among the associates and fostering the development of their activities			x
Banco Alfa S.A.	Multiple-service banking, with commercial portfolio			x
Banco Central do Brasil (BACEN - Central Bank of Brazil)	Federal government agency			x
Banco Citibank S.A.	Multiple-service banking, with commercial portfolio			x
Banco do Brasil S.A.	Multiple-service banking, with commercial portfolio			x
Banco Fibra S.A.	Multiple-service banking, with commercial portfolio			x
Banco Icatu S.A.	Multiple-service banking, with commercial portfolio			x
Banco Itaú Argentina S.A.	Holding company of non-financial institutions	x		
Banco Nacional de Desenvolvimento Econômico e Social (BNDES – Brazilian Social and Economic Development Bank)	Development bank			x
Banco Pirelli-Fintec	Multiple-service banking, with commercial portfolio			x
Banco Real S.A.	Multiple-service banking, with commercial portfolio			x
Banco Santander (Brasil) S.A.	Multiple-service banking, with commercial portfolio			x
Banco Santander S.A.	Multiple-service banking, with commercial portfolio			x
Bank Boston	Multiple-service banking, with commercial portfolio			x
BB Previdência – Fundo de Pensão Banco do Brasil	Private pension			x

BB Securities Limited	Holding company			x
BM&FBOVESPA S.A. – Bolsa de Valores, Mercadorias e Futuros (currently B3 S.A. – Brasil, Bolsa, Balcão (B3 S.A. – Brazilian Exchange and OTC))	Management of organized securities markets and provision of services of registration, clearing and settlement, and support to financing operations			x
BNDES Participações S.A.	Resource and Investment Management			x
Brasco Logística Offshore	Port and logistics support to oil exploration and production			x
Brasil Warrant Administração de Bens e Empresas S.A (BWSA)	Holding company of non-financial institutions		x	
Brasilprev Seguros e Previdência S.A.	Supplementary pension			x
Brasilsaúde Companhia de Seguros	Insurance and pension plan			x
BSM Engenharia S.A.	Company dedicated to load hoist and handling services, as well as port activities and logistics			x
Bunge y Born	Food industry			x
Bungeprev	Multi-sponsored supplementary pension plan entity			x
BW Gestão de Investimentos (BWGI)	Management of restricted public funds		x	
Câmara de Arbitragem do Mercado	Mediation and Arbitration			x
Câmara de Arbitragem e Mediação (AMCHAM)	Mediation and Arbitration			x
Câmara Interbancária de Pagamentos (CIP – Interbank Payment Chamber)	Activities of associations for protection of social rights			x
Cambuhy Investimentos Ltda.	Consultancy in corporate management		x	
Caixa Econômica Federal (CEF)	Multiple-service banking, with commercial portfolio			x
CBMM	Metallurgy and technology			x
CERC Serviços de Desenvolvimento de Sistemas para Recebíveis Ltda.	Data Processing, Application Service Providers and Internet Hosting Services			x
Cetip S.A. Mercados Organizados (Organized Over-the-counter Market in Assets and Derivatives)	Management of organized over-the-counter markets			x
Cia. de Saneamento Básico do Estado de São Paulo (SABESP - Basic Sanitation Company of the State of São Paulo)	Water collection, treatment and distribution			x
Cia. Hering	Manufacturing of cotton woven and knitted clothing, except for socks			x
Cia. Transamérica de Hotéis	Hotel			x
Coddera Software	Software			x
Comissão de Valores Mobiliários (CVM – Brazilian Securities and Exchange Commission)	Public administration in general			x
Commercial Free Childhood (CCFC)	Education			x
Companhia Brasileira de Distribuição S.A.	Retail sales			x
Companhia de Seguros Aliança do Brasil	Insurance company			x
Companhia E. Johnston de Participações	Holding company		x	
Companhia Paranaense de Gás (COMPAGÁS)	Natural gas distributor			x
Conectas	Non-governmental organization			x
International Monetary Conference	International Organization			x
Corhen Serviços Ltda.	Combined office and administrative support services			x
Deutsche Bank Securities	Investment Bank			x
Dromegon Participações Ltda.	Holding company of non-financial institutions			x
Duratex S.A.	Manufacturing, sale, import, and export of wood by-products, bathroom fittings, and ceramics and plastic materials		x	
E. Johnston Representação e Participações S.A.	Holding company			x
Elekeiroz S.A.	Manufacturing of intermediate products for plasticizers, resins and fibers		x	
Electrolux do Brasil S.A.	Manufacture and marketing of household and industrial appliances in general			x
Embratel	Telecommunications			x
Endeavor Brasil	Non-profit organization			x
Ernst & Young	Accounting and tax audit and consulting services			x
Escola de Administração de Empresas de São Paulo da Fundação Getulio Vargas – São Paulo (EAESP-FGV - School of Business Administration of São Paulo of Fundação Getulio Vargas)	Education institution			x
Faculdade de Economia, Administração e Contabilidade de São Paulo (FEA-USP - School of Economics, Business Administration and Accounting of the Universidade de São Paulo)	Higher education – undergraduate and graduate courses			x
Federação Brasileira de Bancos (FEBRABAN – Brazilian Federation of Banks)	Organization of trade and business association activities			x

Federação Brasileira de Bancos (FENABAN – National Federation of Banks)	Employers' union			x
Fellow Ashoka	Non-profit organization			x
Fertifos	Holding company of non-financial institutions			x
Fundação Instituto de Pesquisas Contábeis, Atuariais e Financeiras (FIPECAFI – Institute for Accounting, Actuarial and Financial Research Foundation)	Higher education – undergraduate and graduate courses			x
Fosfertil	Ore extraction			x
Fundação Bienal de São Paulo (São Paulo Art Biennial Foundation)	Restoration and conservation of historical sites and buildings			x
Bunge Foundation	Activities of associations for protection of social rights			x
Fundação Clemente de Faria	Association activities			x
UN Foundation (USA)	International Organization			x
Fundação OSESP (OSESP Foundation)	Music teaching			x
Fundo Patrimonial Amigos da Poli (Endowment Friend of Poli)	Association activities			x
Fundo Patrimonial da FEA-USP (FEA-USP Endowment Fund)	Raising and investment of funds to support FEA-USP			x
G/xtrat Consultoria Econômica Ltda.	Consultancy in corporate management			x
Gávea Investimentos	Fund management services by contract or commission			x
GC/Capital Empreendimentos e Participações Ltda.	Holding company of non-financial institutions			x
Grupo Bunge – Bunge Brasil S.A.	Agribusiness and food			x
Grupo Itaú Unibanco (Itaú Unibanco Group)	Financial Conglomerate	x		
HSBC Group	Multiple-service banking, with commercial portfolio			x
Gustavo Loyola Consultoria S/C	Consultancy in economics			x
Hospital de Clínicas de Porto Alegre (HCPA)	Hospital care, first-aid and emergency care unit activities			x
Hospital Israelita Albert Einstein	Hospital care, first-aid and emergency care unit activities			x
Icatu Holding S.A.	Holding company			x
Instituto Akatu (Akatu Institute)	Non-governmental organization			x
Instituto Alana (Alana Institute)	Non-governmental organization			x
Instituto Brasileiro de Ciência Bancária (IBCB – Brazilian Institute of Banking Science)	Institutes and Foundations			x
Instituto Brasileiro de Governança Corporativa (IBGC – Brazilian Institute of Corporate Governance)	Activities of associations for protection of social rights			x
Instituto Brincante (Brincante Institute)	Non-governmental organization			x
Instituto de Estudos Avançados Universidade de São Paulo (USP - Institute of Advanced Studies of the University of São Paulo)	Education support activities, other than public school financial management			x
Instituto Empreender Endeavor	Organization that supports entrepreneurship and entrepreneurs			x
Instituto Fernand Braudel de Economia Mundial	Non-profit organization			x
Instituto Itaú Cultural	Activities of associative organizations related to culture and art	x		
Instituto Lojas Renner	Association activity			x
Instituto para Desenvolvimento do Varejo (IDV – Brazilian Retail Development Institute)	Other professional association activities			x
International Accounting Standards Board (IASB)	Independent body under the oversight of the IFRS Foundation, responsible for developing and approving IFRS			x
International Integrated Reporting Committee (IIRC)	Global authority and steward of matters related to Integrated Accounting Reporting			x
IRB Brasil Resseguros	Reinsurance and retrocession operations			x
Itau BBA International plc	Other activities of services rendered mainly to the companies not mentioned previously	x		
Itaú CorpBanca (Chile)	Multiple-service banking, with commercial portfolio	x		
Itaú CorpBanca (Colombia)	Commercial Bank	x		
Itaú Unibanco Holding S.A.	Holding company	x		
Itaú Unibanco S.A.	Multiple-service banking, with commercial portfolio	x		
Itaúsa – Investimentos Itaú S.A.	Holding company		x	
Itautec S.A.	Investment in other companies in Brazil and abroad, particularly in those engaged in the manufacture and sale of banking and commercial automation equipment and provision of services		x	
IUPAR - Itaú Unibanco Participações S.A.	Holding company		x	
J. P. Morgan Chase	Holding company			x

L. Dias Advogados	Law firm			x
Localiza Rent a Car S.A.	Car rental			x
Lojas Renner S.A.	Chain of apparel department stores			x
Luizaseg Seguros S.A.	Property and casualty insurance			x
Magazine Luiza S.A.	Retail sales			x
Mattos Filho, Veiga Filho, Marrey Jr. e Quiroga Advogados	Law firm			x
Museu de Arte de São Paulo (MASP – São Paulo Art Museum)	Non-profit private museum			x
Museu de Arte Moderna de São Paulo (MAM - São Paulo Museum of Modern Art)	Non-profit civil association			x
Natura Cosméticos S.A.	Wholesale business of cosmetics and beauty products			x
Pão de Açúcar – Companhia Brasileira de Distribuição	Retail sales			x
Paraná Auditores	Accounting and tax audit and consulting services			x
Parnaíba Gás Natural	Extraction of oil and natural gas			x
Petrobrás Distribuidora S.A.	Wholesaling of alcohol fuel, biodiesel, gas and other oil by-products, except for lubricants, which is not carried out by a retail transportation company			x
Petróleo Brasileiro S.A.	Oil exploration, extraction and refining			x
Porto Seguro S.A.	Holding company			x
Porto do Forno RJ	Port and maritime support activities			x
Praxair Distribution, Inc.	Production and distribution of industrial and medical gases, as well as the sale of welding and cutting materials and equipment throughout the USA and Canada			x
Praxair, Inc.	Production and distribution of industrial gases and cylinders			x
PricewaterhouseCoopers	Accounting and tax audit and consulting services			x
Qualicorp S.A.	Brokers and insurance agents for private pension and health insurance plans			x
Realize Crédito, Financiamento e Investimento S.A.	Credit, financing and financial investment services			x
Realize Participações S.A.	Other special partnerships, except for holding companies			x
Renner Administradora de Cartões de Crédito Ltda.	Credit card operator, exclusively for customers of Lojas Renner S.A.			x
Royal Dutch Shell (Netherlands)	Holding company			x
Rumos Consultoria Empresarial Ltda.	Advisory in business management, except for specific technical advisory services			x
Spaipa S.A. Indústria Brasileira de Bebidas	Beverage Manufacturing and Distribution			x
Sindicato dos Bancos no Estado de São Paulo (Union of Banks of the State of São Paulo)	Union			x
SLC Agrícola S.A.	Agricultural commodities			x
Tendências Conhecimento Assessoria Econômica Ltda.	Consultancy			x
Tendências Consultoria Integrada S/S Ltda.	Consultancy			x
Totvs S.A.	Communication and IT			x
Tozzini Freire Advogados	Law firm			x
Ultrafértil	Terminal operations			x
Ultrapar Participações S.A.	Fuel distribution			x
Universidade de São Paulo (USP – University of São Paulo)	Education institution			x
Vale S.A.	Mining Company			x
Valens Brasil Ltda. ME	Consultancy			x
Ventor Investimentos Ltda.	Fund management services by contract or commission			x
Via Varejo S.A.	Retail sales			x
Viridi Technologies	Retail sales			x
Visa Argentina	Credit card operator			x
Votorantim Cimentos S.A.	Cement production			x
Westsphere Equity Investors	Fund management services			x
White Martins Gases Industriais S.A.	Production and distribution of industrial and medical gases			x
XP Investimentos S.A.	Holding company of non-financial institutions			x
XPRIZE	Non-profit organization			x
Yazbek Advogados	Law firm			x

12.9 Existence of marital relationship, stable union or kinship of up to second degree between: a) Issuer’s management members; b) (I) Issuer’s management members and (ii) management members of the Issuer’s direct or indirect subsidiaries; c) (i) management members of the Issuer or of its direct or indirect subsidiaries and (ii) Issuer’s direct or indirect parent companies; d) (i) Issuer’s management members and (ii) management members of the Issuer’s direct or indirect parent companies. a) Issuer’s management members: Alfredo Egydio Setubal (Member of the Board of Directors) is brother of Roberto Egydio Setubal (Co-chairman of the Board of Directors). João Moreira Salles (Member of the Board of Directors) is son of Pedro Moreira Salles (Co-chairman of the Board of Directors). Ana Lúcia de Mattos Barretto Villela (Member of the Board of Directors) is cousin of Ricardo Villela Marino (Member of the Board of Directors). b) (I) Issuer’s management members and (ii) management members of the Issuer’s direct or indirect subsidiaries: Not applicable. c) (i) management members of the Issuer or of its direct or indirect subsidiaries and (ii) Issuer’s direct or indirect parent companies: Pedro Moreira Salles (Co-chairman of the Board of Directors), together with siblings Fernando Roberto Moreira Salles, João Moreira Salles and Walther Moreira Salles Júnior, is in the Issuer’s controlling group; Brothers Roberto Egydio Setubal (Co-chairman of the Board of Directors) and Alfredo Egydio Setubal (Member of the Board of Directors), together with siblings José Luiz Egydio Setubal, Maria Alice Setubal, Olavo Egydio Setubal Júnior, Paulo Setubal Neto and Ricardo Egydio Setubal, are in the Issuer’s controlling group; Ricardo Villela Marino (Member of the Board of Directors), together with mother Maria de Lourdes Egydio Villela and brother Rodolfo Villela Marino, is in the Issuer’s controlling group; Ana Lúcia de Mattos Barreto Villela (Member of the Board of Directors), together with brother Alfredo Egydio Arruda Villela Filho, is in the Issuer’s controlling group. d) (i) Issuer’s management members and (ii) management members of the Issuer’s direct or indirect parent companies: Pedro Moreira Salles (Co-chairman of the Board of Directors), together with siblings Fernando Roberto Moreira Salles, João Moreira Salles and Walther Moreira Salles Júnior, is in the management of parent companies IUPAR – Itaú Unibanco Participações S.A. and Cia. E. Johnston de Participações; João Moreira Salles (Member of the Board of Directors), together with father Pedro Moreira Salles (Co-chairman of the Board of Directors), is in the management of parent company IUPAR – Itaú Unibanco Participações S.A.; Brothers Roberto Egydio Setubal (Co-chairman of the Board of Directors) and Alfredo Egydio Setubal (Member of the Board of Directors), together with brother Ricardo Egydio Setubal, are in the management of parent company IUPAR – Itaú Unibanco Participações S.A.; Brothers Roberto Egydio Setubal (Co-chairman of the Board of Directors) and Alfredo Egydio Setubal (Member of the Board of Directors) are in the management of parent company Companhia Esa;

Brothers Roberto Egydio Setubal (Co-chairman of the Board of Directors) and Alfredo Egydio Setubal (Member of the Board of Directors), together with siblings Paulo Setubal Neto and Ricardo Egydio Setubal, are in the management of parent company Itaúsa – Investimentos Itaú S.A.; Ricardo Villela Marino (Member of the Board of Directors), together with brother Rodolfo Villela Marino, is in the management of parent company Itaúsa – Investimentos Itaú S.A.; Ricardo Villela Marino (Member of the Board of Directors), together with mother Maria de Lourdes Egydio Villela and brother Rodolfo Villela Marino, is in the management of parent company Rudric Ith Participações Ltda.; Ana Lúcia de Mattos Barretto Villela (Member of the Board of Directors), together with brother Alfredo Egydio Arruda Villela Filho, is in the management of parent companies IUPAR – Itaú Unibanco Participações S.A. and Itaúsa – Investimentos Itaú S.A.; Ana Lúcia de Mattos Barretto Villela (Member of the Board of Directors), together with cousin Rodolfo Villela Marino, is in the management of parent company Companhia Esa. 12.10 - Inform on the subordination, service provision or control relationships maintained for the last three years between management members of the issuer: a) Issuer’s direct or indirect subsidiary, except for those in which the Issuer holds, directly or indirectly, the total capital stock; b) Issuer’s direct or indirect parent company; c) If relevant, supplier, client, debtor or creditor of the Issuer, its subsidiaries or parent companies or subsidiaries of any of these people. a) Issuer’s direct or indirect subsidiary, except for those in which the Issuer holds, directly or indirectly, the total capital stock: Management member Ricardo Villela Marino holds a management position in subsidiaries. b) Issuer’s direct or indirect parent company: Management members Alfredo Egydio Setubal, Ana Lúcia de Mattos Barretto Villela, Pedro Moreira Salles, Ricardo Villela Marino and Roberto Egydio Setubal are part of the controlling group of Itaú Unibanco. c) If relevant, supplier, client, debtor or creditor of the Issuer, its subsidiaries or parent companies or subsidiaries of any of these people: Not applicable.

12.12. OTHER RELEVANT INFORMATION OF ITEM 12.12 a) Regarding meetings held in the last three (3) years, we inform as follows: Year Type of Date/Time Quorum meeting 2019 Annual 04.24.2019 – 11:00 am Over 90% of common shares and 29.08% of preferred shares 2018 Annual and 04.25.2018 – 11:00 am Over 90% of common shares and Extraordinary 28.28% of preferred shares 2018 Extraordinary 07.27.2018 – 3:00 pm Over 90% of common shares 2017 Annual and 04.19.2017 – 3:00 pm Over 90% of common shares and 22% Extraordinary of preferred shares 2016 Annual and 04.27.2016 – 3:00 pm Over 90% of common shares and 20% Extraordinary of preferred shares 2016 Annual 09.14.2016 – 3:00 pm Over 90% of common shares b) Audit Committee: The Audit Committee has autonomy to establish and contract training activities. In 2016, the Audit Committee started to define the need for training identified as significant for its performance twice a year. Once it identifies an area in need of training, it contracts training to meet a specific need for the area or its members Another training component of the Audit Committee for topics under its responsibility it understands as significant is making benchmark, including abroad, with other organizations or with the best practices identified by consultants. In 2016, the Committee provided specific training on regulatory themes - Volcker Rule Legislation and new regulations issued by CVM for financial statements of investment funds. Over 2017, training sessions were provided on standard IFRS 9 – Financial Instruments and on anti-money laundering and terrorism financing international standards. Additionally, all members took part in a discussion on the “performance of criminal courts and effects on the market”, which counted on the presence of the President of the Financial Activities Control Council (COAF), among others. Over 2018, training sessions were provided to members of the Audit Committee on cloud computing and the implementation status of the BIS III standards in Brazil. The Committee also made benchmark on risk management in digital environments together with U.S. financial entities, tech companies and consultancy companies and on how the Audit Committee, internal audit and second line of defense areas operate, as well as with Spanish financial companies with international operations. In 2016, 2017, and 2018, some of the Committee’s individual members also took part in training activities on accounting, financial, capital markets, IT and corporate governance topics. 276

c) Relationship among the Audit Committee, the Executive Board, and the Co-chairmen of the Board of Directors Based on the responsibilities established in its Regulations and on the assessment of the main risks of Itaú Unibanco’s Conglomerate, the Audit Committee establishes annually its meeting schedule, including with the Executive Board. This annual planning is often revised by the Audit Committee, which may change its meeting planning at any time. Over 2016, 2017, and 2018, the Audit Committee held meetings at least on a monthly basis with the executives in charge of the Internal Audit and Internal Controls, Compliance and Operating Risk departments, regarding the monitoring of outcomes of the work carried out by these departments, as well as the monitoring of operations of Itaú CorpBanca in Chile and its branches. Also in 2016, 2017, and 2018, the Audit Committee held meetings with the following areas: Finance, Corporate Security, Retail Banking, Wholesale Banking, Technology and Operations, Credit Risk, Market and Liquidity Risk, Legal, External Ombudsman’s Office, and Internal Ombudsman’s Office, and with those responsible for a number of business of Itaú Unibanco Conglomerate, including abroad, covering Itaú Unibanco’s units in Latin America and in the Northern hemisphere (the U.S. and the Caribbean, Europe, Asia and Middle East). At least quarterly, the Audit Committee holds a joint meeting with the Co-chairmen of the Board of Directors and with the CEO of Itaú Unibanco Holding S.A., in which the Audit Committee submits its findings and recommendations and monitors the progress of previously submitted recommendations. Relationship among the Audit Committee, the Board of Directors and the Fiscal Council The Audit Committee reports to the Board of Directors of Itaú Unibanco Holding S.A. On a monthly basis, the Chairman of the Audit Committee submits to the Board of Directors a summary of the most significant topics discussed at the monthly meetings. On a semi-annual basis, it submits the recommendations of the Audit Committee on the financial statements, and annually it submits the outcome of the evaluation of the external auditor, internal auditor and the internal controls and operating risk department. The Audit Committee also reports to the Board of Directors the correspondence received from regulatory authorities in Brazil that requires analysis by the Board of Directors. The Audit Committee holds a joint meeting with the Co-Chairmen of the Board of Directors of Itaú Unibanco Holding SA and the Chief Executive Officer of Itaú Unibanco Holding SA at a minimum quarterly frequency, in which the Audit Committee presents its observations, recommendations and examines the evolution of previously presented recommendations. Relationship between the Board of Directors and the Fiscal Council The Fiscal Council takes part in all meetings of the Board of Directors in which the annual financial statements of the Issuer are examined (therefore, once a year). Relationship between the Fiscal Council and the Executive Board The Fiscal Council meets the Executive Board of Itaú Unibanco Holding S.A. when the financial statements of the Issuer are presented (therefore, four times a year).

Relationship between the Board of Directors and the Investor Relations Officer The main relationship channel between the Board of Directors and the Investor Relations Officer is through the Disclosure and Trading Committee. This committee meets every quarter on a mandatory basis, in addition to approving Material Facts and Announcements to the Market on a timely basis. The way the Disclosure and Trading Committee is composed reinforces the relationship with the Board of Directors, since it is composed of members of the Board of Directors, the Executive Committee, and the Executive Board. Noteworthy is that the topics included in the agenda of the Disclosure and Trading Committee’s meetings may be directly related to the Board of Directors or to the Statutory Committees that support the Board of Directors, such as: Management Report, Form 20-F, Reference Form, and Integrated Report; Changing and creating new policies; Opinions on the performance of Itaú Unibanco’s securities and the best practices from market agents, including investors, credit rating agencies, and ESG1, corporate governance, analysts, and trade associations; Share bonus and share splits; Analyzing the trading of the parties adhering to the Trading Policy. The Itaú Unibanco’s Investor Relations Officer also prepares, to the Board of Directors, materials comparing the financial performance of Itaú Unibanco with that of its main competitors, in addition to calculating the market share of the key products of the Bank and its subsidiaries. 1Environmental, Social and Corporate Governance

d) In 2018, we developed the following training activities: Training Audience Frequency Adherence Proposal for 2019 Ethics e-learning Up to executive course Biennial 92% Continues with the officers biennial cycle Biennial Up to executive Continues with the Anti-corruption e- 90% learning course officers biennial cycle Up to Biennial Anti-corruption in- superintendents of Continues in 2019 person the departments 99% (with new biennial course most sensitive to training cycle) corruption risk Continues in 2019 for Ethics in workplace Managers and Specific dates 99% new managers and workshop coordinators coordinators Executive Superintendents Business Ethics 100% Not applicable and officers Specific dates seminars Adherence to the Code of Ethics (#) Unified statement (#) replaced in 2016 Up to Board of Annual 98% comprising Codes of by a statement Directors Conduct and corporate unifying the Code integrity policies of Ethics and corporate integrity policies Managerial level Risk Culture Continues in 2019 with (with or without Specific dates 93% Program 6 groups expected management) 55% up to Continues in 2019 until Risk Culture Coordination level Annual February we reach 100% of Program up to trainee 2019 audience Money Laundering Prevention and 97% up to Up to executive Continues with the Counter Terrorist Biennial September officers biennial cycle Financing 2019 e-learning course In-person illicit acts prevention New lecture on the lecture (AML and Board of Directors Biennial 100% corruption topic prevention)

e) In 2018, the Internal Ombudsman’s Office received 1,871 reports related to inter-personal conflicts and conflicts of interest in the workplace involving the organization’s employees. In order to guide and discipline any employees who show conducts contrary to the principles of the Company’s Code of Ethics and standards, and to minimize any related risks, the Company implemented guiding/disciplinary measures to those involved in the reports investigated and deemed as legitimate. Additionally, a number of monitoring actions and action and development plans were recommended to the reported employees. f) Supporting documentation for the meetings of the Board of Directors: The members of the Board of Directors receive, whenever possible at least five (5) days before the meeting, supporting documents for the topics that will be discussed, so that each Director may be properly aware of these topics and prepare for a productive cooperation in these debates. g) Information related to the evaluation process of the Board of Directors, Committees and Executive Board is described in item 12.1.c

15.1 / 15.2 – Stockholding position Stockholder CPF/CNPJ Nationality-State Party to Controlling stockholder Last change Stockholders’ Agreement Stockholder resident Name of legal or mandatory Type of CPF/CNPJ abroad representative stockholde r Number of common shares Common shares Number of preferred Preferred Total number of shares (Units) Total (Units) % shares (Units) shares % shares % Details by class of shares (Units) Class of share Number (Units) Shares % of shares Itaúsa - Investimentos Itaú S.A. 61.532.644/0001-15 Brazilian- Yes Yes 04/28/2020 SP No 1,943,906,577 39.205000 169,323 0.003000 1,944,075,900 00% 19,8290 Class of share Number of shares Shares % (Units) TOTAL 0 0.000000% BlackRoc k,INC American No No 04/28/2020 No 0 0.000000 3,569000 349,925.097 7.221000 349,925,097 Number of shares (Units) Class of share Shares % TOTAL 0 0.000000%

IUPAR - Itaú Unibanco Participações S.A. 04.676.564/0001-08 Brazilian-SP Yes Yes 04/28/2020 No 2,564,084,404 51.713000% 0 0.000000% 2,564,084,404 26.153000% OTHERS 450,299,378 9.082000% 9.082% 4,453,874,277 91.911 4,904,173,655 50,021% Class of Number of shares Shares % share (Units) TOTAL 0 0.000000% 318

15.1 / 15.2 - Stockholding position Stockholder CPF/CNPJ Nationality-State Party to Stockholders’ Controlling stockholder Last change Agreement Stockholder resident Name of legal or mandatory representative Type of stockholder CPF/CNPJ abroad Number of common shares Common shares % Number of preferred shares (Units) Preferred shares % Total number of shares Total shares % (Units) (Units) Details by class of shares (Units) Class of share Number of shares (Units) Shares % TREASURY SHARES - Date of last change: 05/31/2019 0 0.000000% 41,876,292 0.864% 41,876,292 0.427% Class of share Number of shares (Units) Shares % TOTAL 0 0.000000% TOTAL 4,958.290.359 100.000000% 4,845.844.989 100.000000% 9,804.135.348 100.000000%

15.1 / 15.2 - Stockholding position PARENT COMPANY/ INVESTING COMPANY STOCKHOLDER CPF/CNPJ Nationality-State Party to Stockholders’ Agreement Controlling stockholder Last change Stockholder resident abroad Name of legal or mandatory representative Type of stockholder CPF/CNPJ Details by class of shares (Units) Number of common shares (Units) Common shares % Number of preferred shares (Units) Preferred shares % Total number of shares (Units) Total shares % PARENT COMPANY / CPF/CNPJ Composition INVESTING COMPANY capital stock Itaúsa - Investimentos Itaú 61.532.644/00 S.A. 01-15 TREASURY SHARES Yes Yes No 0 0.000000 3,500.000 0.063000 3,500.000 0,042000 Class of share Number of shares (Units) Shares % 0 0 0.000000 Alfredo Egydio Arruda Villela Filho 066.530.838-88 Brazilian-SP Yes Yes 10/30/2018 No 366,597,129 12.686000 228,938,402 4.147000 595,535,531 7,081000 Class of share Number of shares Shares (Units) % TOTAL 0 0.000000

407.919.70 Brazilian- Ye Yes 10/30/2018 8-09 SP s No 2,067 0.001000 206 0.0010 2,273 0,0010 Class of shareNumber of shares (Units) Shares % 00 00 TOTAL 0 0.000000 PARENT COMPANY / CPF/CNPJ Composition INVESTING COMPANY capital stock Itaúsa - Investimentos Itaú 61.532.644/00 S.A. 01-15 Alfredo Egydio Setubal 014.414.21 Brazilian- Yes Yes 12/31/2019 8-07 SP No 102,719,174 3.554000 40,915,446 0.741000 143,634,620 1,708000 Class of share Number of Shares % shares (Units) TOTAL 0 0.0000 00

Ana Lúcia de Mattos Barretto Villela					
066.530.828-06	Brazilian-SP	Yes	Yes	12/31/2019	
No					
366,597,103	12.686000	214,443,608	3.884000	581,040,711	6.908000

Class of share	Number of shares (Units)	Shares %
TOTAL	0	0.000000

15.1 / 15.2 - Stockholding position

PARENT COMPANY/ INVESTING COMPANY					
STOCKHOLDER					
CPF/CNPJ	Nationality-State	Party to Stockholders' Agreement	Controlling stockholder	Last change	
Stockholder resident abroad	Name of legal or mandatory representative		Type of stockholder	CPF/CNPJ	
Details by class of shares (Units)					
Number of common shares (Units)	Common shares %	Number of preferred shares (Units)	Preferred shares %	Total number of shares (Units)	Total shares %

PARENT COMPANY / INVESTING COMPANY	CPF/CNPJ	Composition of capital stock
Itaúsa - Investimentos Itaú S.A.	61.532.644/0001-15	

Beatriz de Mattos Setubal da Fonseca					
316.394.318-70	Brazilian-SP	Yes	Yes	03/31/2019	
No					
3,963,896	0.137000	281,671	0.005000	4,245,567	0,050000

Class of share	Number of shares (Units)	Shares %
TOTAL	0	0.000000

BlackRock ,INC				
	American	No	No	10/30/2018
No

0 0.000000 229,620,576 4.159000 229,620,576 2,730000 Others 279.397.921 9,659 4.149.454.779 75,151 4.428.852.700 52,653 TOTAL 2.889.837.770 100,000 5.520.977.160 100,000 8.410.814.930 100,000

15.1 / 15.2 - Stockholding position PARENT COMPANY/ INVESTING COMPANY STOCKHOLDER CPF/CNPJ Nationality-State Party to Stockholders’ Agreement Controlling stockholder Last change Stockholder resident abroad Name of legal or mandatory representative Type of stockholder CPF/CNPJ Details by class of shares (Units) Number of common shares (Units) Common shares % Number of preferred shares (Units) Preferred shares % Total number of shares (Units) Total shares % PARENT COMPANY / CPF/CNPJ Composition INVESTING COMPANY of capital stock Itaúsa - Investimentos Itaú 61.532.644/00 S.A. 01-15 Bruno Rizzo Setubal 299.133.368-56 Brazilian-SP Yes Yes 12/31/2019 No 8,002,067 0.277000 206 0.001000 8,002,273 0.095000 Class of share Number of shares Shares (Units) % TOTAL 0 0.000000 Camila Setubal Lenz Cesar 350.572.098-41 Brazilian- Yes Yes 03/31/2019 SP No 8,002,068 0.277000 2,399 0.001000 8,004,467 0.095000

Class of share Number of shares (Units) Shares % TOTAL 0 0.000000 Carolina Marinho Lutz Setubal 077.540.22 Brazilian- Ye Yes 12/31/2019 8-18 SP s No 220,002,067 0.692000 5,000,206 0.091000 25,002,273 0.297 Class of share Number of shares (Units) Shares % TOTAL 0 0.000000 326

15.1 / 15.2 - Stockholding position PARENT COMPANY/ INVESTING COMPANY STOCKHOLDER CPF/CNPJ Nationality-State Party to Stockholders’ Agreement Controlling stockholder Last change Stockholder resident abroad Name of legal or mandatory representative Type of stockholder CPF/CNPJ Details by class of shares (Units) Number of common shares (Units) Common shares % Number of preferred shares (Units) Preferred shares % Total number of shares (Units) Total shares % PARENT COMPANY / CPF/CNPJ Composition INVESTING COMPANY of capital stock Itaúsa - Investimentos Itaú 61.532.644/00 S.A. 01-15 Companhia ESA 52.117.397/0001-08 Brazilian-SP Yes Yes 10/30/2018 No 30,285,876 1.048000 3,071,221 0.0560 33,357,097 0,397000 Class of share Number of shares Shares 00 (Units) % TOTAL 0 0.000000 Fernando Setubal Souza e Silva 311.798.87 Brazilian- Ye Yes /31/2019 8-59 SP s No 15.571.626 0.866000 410,206 0.007000 15,571,626 0.567000 Class of share Number of shares (Units) Shares %

TOTAL 0 0.000000 Fundação Antonio e Helena Zerrenner Instituição Nacional de Beneficência 60.480.480/00 01-67 Brazilian- No No 12/31/2019 SP No 444,274,541 15.37400 75,567,917 1,369% 519,842,458 6.181% Class of share Number of shares (Units) Shares %

15.1 / 15.2 - Stockholding position PARENT COMPANY/ INVESTING COMPANY STOCKHOLDER CPF/CNPJ Nationality-State Party to Stockholders’ Agreement Controlling stockholder Last change Stockholder resident abroad Name of legal or mandatory representative Type of stockholder CPF/CNPJ Details by class of shares (Units) Number of common shares (Units) Common shares % Number of preferred shares (Units) Preferred shares % Total number of shares (Units) Total shares % PARENT COMPANY / CPF/CNPJ Composition INVESTING COMPANY of capital stock Itaúsa - Investimentos Itaú 61.532.644/00 S.A. 01-15 Fundação Itaú Social 59.573.030/0001-30 Brazilian-SP No No 10/30/2018 No 337,678,958 11.685000 41,473 0.7510 379,152,270 4,506000 Class of share Number of shares Shares ,312 00 (Units) % TOTAL 0 0.000000 Gabriel de Mattos Setubal 348.338.808-73 Brazilian- Yes Yes 12/31/2019 SP No 3,963,896 0.197000 281,671 0.005000 4,245,567 0.050000 Class of share Number of shares (Units) Shares %

TOTAL 0 0.000000 Guilherme Setubal Souza e Silva 269.253.72 Brazilian- Yes Yes 05/31/2019 8-92 SP No 10,571,733 0.366000 207,108 0.00400 10,778,841 0,1280 0 00 Class of share Number of shares (Units) Shares %

15.1 / 15.2 - Stockholding position PARENT COMPANY/ INVESTING COMPANY STOCKHOLDER CPF/CNPJ Nationality-State Party to Stockholders’ Agreement Controlling stockholder Last change Stockholder resident abroad Name of legal or mandatory representative Type of stockholder CPF/CNPJ Details by class of shares (Units) Number of common shares (Units) Common shares % Number of preferred shares (Units) Preferred shares % Total number of shares (Units) Total shares % PARENT COMPANY / CPF/CNPJ Composition INVESTING COMPANY of capital stock Itaúsa - Investimentos Itaú 61.532.644/00 S.A. 01-15 José Luiz Egydio Setubal 011.785.508-18 Brazilian-SP Yes Yes 12/31/2019 No 90,784,884 3.142000 39,167,115 0.709000 129,951,999 1.545000 Class of share Number of shares Shares (Units) % TOTAL 0 0.000000 Julia Guidon Setubal Winandy 336.694.35 Brazilian- Ye Yes 12/31/2019 8-08 SP s No 20,002,067 0.692000 5.000.206 0.091000 25,002,273 0.297000 Class of share Number of shares (Units) Shares %

TOTAL 0 0.000000 Luiza Rizzo Setubal Kairalla 323.461.948-40 Brazilian- Yes Yes 03/31/2019 SP No 8,002,071 0.277000 9,147 0.001000 8,011,218 0.095000 Class of share Number of shares (Units) Shares %

15.1 / 15.2 - Stockholding position PARENT COMPANY/ INVESTING COMPANY STOCKHOLDER CPF/CNPJ Nationality-State Party to Stockholders’ Agreement Controlling stockholder Last change Stockholder resident abroad Name of legal or mandatory representative Type of stockholder CPF/CNPJ Details by class of shares (Units) Number of common shares (Units) Common shares % Number of preferred shares (Units) Preferred shares % Total number of shares (Units) Total shares % PARENT COMPANY / CPF/CNPJ Composition INVESTING COMPANY of capital stock Itaúsa - Investimentos Itaú 61.532.644/00 S.A. 01-15 Marcelo Ribeiro do Valle Setubal 230.936.378-21 Brazilian-SP Yes Yes 10/30/2018 No 2,099 0.001000 52,871 0.0010 54,970 0.001000 Class of share Number of shares Shares 00 (Units) % TOTAL 0 0.000000 Maria Alice Setubal 570.405.40 Brazilian- Yes Yes 12/31/2019 8-00 SP No 16,917,351 0.585000 45.806.071 0.803000 62,723,422 0.746000 Class of share Number of shares (Units) Shares % TOTAL 0 0.000000 Mariana Lucas Setubal 227.809.99 Brazilian- Yes Yes 10/30/2018 8-10 SP No

2,067 0.001000 206 0.0010 2,273 0.0010 00 00 Class of share Number of shares (Units) Shares % TOTAL 0 0.000000

15.1 / 15.2 - Stockholding position PARENT COMPANY/ INVESTING COMPANY STOCKHOLDER CPF/CNPJ Nationality-State Party to Stockholders’ Agreement Controlling stockholder Last change Stockholder resident abroad Name of legal or mandatory representative Type of stockholder CPF/CNPJ Details by class of shares (Units) Number of common shares (Units) Common shares % Number of preferred shares (Units) Preferred shares % Total number of shares (Units) Total shares % PARENT COMPANY / CPF/CNPJ Composition INVESTING COMPANY of capital stock Itaúsa - Investimentos Itaú 61.532.644/00 S.A. 01-15 Marina Nugent Setubal 384.422.518-80 Brazilian-SP Yes Yes 10/30/2018 No 2,067 0.001000 206 0.0010 2,273 0.001000 Class of share Number of shares Shares 00 (Units) % TOTAL 0 0.000000 O. E. Setubal S.A. 61.074.456/00 Brazilian- Ye Yes 12/31/2019 01-90 SP s No 6 0.001000 8 14 0.001 0.001 Class of share Number of shares (Units) Shares % TOTAL 0 0.000000 Olavo Egydio Mutarelli Setubal 394.635.34 Brazilian- Yes Yes 03/31/2019 8-73 SP No 3,963,896 0.137000 281,671 0.005000 4,245,567 0.050000

7 00 Class of share Number of shares (Units) Shares % TOTAL 0 0.000000

15.1 / 15.2 - Stockholding position PARENT COMPANY/ INVESTING COMPANY STOCKHOLDER CPF/CNPJ Nationality-State Party to Stockholders’ Agreement Controlling stockholder Last change Stockholder resident abroad Name of legal or mandatory representative Type of stockholder CPF/CNPJ Details by class of shares (Units) Number of common shares (Units) Common shares % Number of preferred shares (Units) Preferred shares % Total number of shares (Units) Total shares % PARENT COMPANY / CPF/CNPJ Composition INVESTING COMPANY of capital stock Itaúsa - Investimentos Itaú 61.532.644/00 S.A. 01-15 Olavo Egydio Setubal Júnior 006.447.048-29 Brazilian-SP Yes Yes 12/31/2019 No 79,593,567 2.754000 41,983,253 0.760000 121,576,820 1.4445000 Class of share Number of shares Shares (Units) % TOTAL 0 0.0000 00 OTHERS 279,399,794 9.656000 4,154,094,009 75,233 4,433,493,803 52,702 000 000 Patricia Ribeiro do Valle Setubal 230.936.328-62Brazilian-SP Yes Yes 10/30/2018 No 2,09 0.001000 52,871 0.0010 54,970 0.0010 Class of share 9 Number of shares Shares 00 00 (Units) % TOTAL 0 0.000000

Paula Lucas Setubal 295.243.528-69Brazilian-SP Yes Yes 10/30/2018 No 2,06 0.001000 206 0.0010 2,273 0.0010 Class of share 7 Number of shares Shares 00 00 (Units) % TOTAL 0 0.000000

15.1 / 15.2 - Stockholding position PARENT COMPANY/ INVESTING COMPANY STOCKHOLDER CPF/CNPJ Nationality-State Party to Stockholders’ Agreement Controlling stockholder Last change Stockholder resident abroad Name of legal or mandatory representative Type of stockholder CPF/CNPJ Details by class of shares (Units) Number of common shares (Units) Common shares % Number of preferred shares (Units) Preferred shares % Total number of shares (Units) Total shares % PARENT COMPANY / CPF/CNPJ Composition INVESTING COMPANY of capital stock Itaúsa - Investimentos Itaú 61.532.644/00 S.A. 01-15 Paulo Egydio Setubal 336.694.318-10 Brazilian-SP Yes Yes 10/30/2018 No 20,002,067 0,692000 5,00,206 0.091000 25,002,273 0.297000 Class of share Number of shares Shares (Units) % TOTAL 0 0.000000 Paulo Setubal Neto 638.097.88 Brazilian- Yes Yes 12/31/2019 8-72 SP No 57,031,323 1.974 25,358,9 0.459 82,390,258 0.980000 Class of share Number of shares (Units) Shares %

TOTAL 0 0.000000 Ricardo Egydio Setubal 033.033.51 Brazilian- Yes Yes 12/31/2019 8-99 SP No 102,672,130 3.553000 42,007,814 0.761000 144.679.944 1,720000 Number of share Shares % Class of share (Units) TOTAL 0 0.000000

15.1 / 15.2 - Stockholding position PARENT COMPANY/ INVESTING COMPANY STOCKHOLDER CPF/CNPJ Nationality-State Party to Stockholders’ Agreement Controlling stockholder Last change Stockholder resident abroad Name of legal or mandatory representative Type of stockholder CPF/CNPJ Details by class of shares (Units) Number of common shares (Units) Common shares % Number of preferred shares (Units) Preferred shares % Total number of shares (Units) Total shares % PARENT COMPANY / CPF/CNPJ Composition INVESTING COMPANY of capital stock Itaúsa - Investimentos Itaú 61.532.644/00 S.A. 01-15 Ricardo Villela Marino 252.398.288-90 Brazilian-SP Yes Yes 12/31/2019 No 65,012,941 2.250000 48,397,198 0.877000 113,410,139 1,348000 Class of share Number of shares Shares (Units) % TOTAL 0 0.000000 Roberto Egydio Setubal 007.738.22 Brazilian- Yes Yes 10/30/2018 8-52 SP No 103,192,39 3.571000 38,766,895 0.702000 141,959,290 1,688000 Class of share Number of shares (Units) Shares %

TOTAL 0 0.000000 Rodolfo Villela Marino 271.943.01 Brazilian- Yes Yes 10/30/2018 8-81 SP No 65,067,408 2.252000 48,486,6 0.8780 113,554,015 1,3500 07 00 00 Class of share TOTAL 0 Number of shares (units) 0 Shares% 0.000000

15.1 / 15.2 - Stockholding position PARENT COMPANY/ INVESTING COMPANY STOCKHOLDER CPF/CNPJ Nationality-State Party to Stockholders’ Agreement Controlling stockholder Last change Stockholder resident abroad Name of legal or mandatory representative Type of stockholder CPF/CNPJ Details by class of shares (Units) Number of common shares (Units) Common shares % Number of preferred shares (Units) Preferred shares % Total number of shares (Units) Total shares % PARENT COMPANY / CPF/CNPJ Composition INVESTING COMPANY of capital stock Itaúsa - Investimentos Itaú 61.532.644/00 S.A. 01-15 Rodrigo Ribeiro do Valle Setubal 230.936.298-02 Brazilian-SP Yes Yes 10/30/2018 No 2,099 0.001000 52,871 0.0010 54,970 0.001000 Class of share Number of shares Shares 00 (Units) % TOTAL 0 0.000000 Rudric ITH S.A. 67.569.061/00 Brazilian- Yes Yes 10/30/2018 01-45 SP No 239,380,982 8.284000 189,836,542 3.438000 429,217,524 5.103000 Class of share Number of shares (Units) Shares % TOTAL 0 0.000000 Tide Setubal Souza e Silva Nogueira 296.682.97 Brazilian- Yes Yes 12/31/2019 8-81 SP No 15,572,062 0.539000 1,055,527 0.019000 16,627,589 0.198000

0 00 Class of share Number of shares (Units) Shares % TOTAL 0 0.000000 TOTAL 2,889,839,643 100.000 5,520,977,160 100.000 8,410,816,803 100.000 000 000 000

15.1 / 15.2 - Stockholding position PARENT COMPANY/ INVESTING COMPANY STOCKHOLDER CPF/CNPJ Nationality-State Party to Stockholders’ Agreement Controlling stockholder Last change Stockholder resident abroad Name of legal or mandatory representative Type of stockholder CPF/CNPJ Details by class of shares (Units) Number of common shares (Units) Common shares % Number of preferred shares (Units) Preferred shares % Total number of shares (Units) Total shares % PARENT COMPANY / INVESTING COMPANY CPF/CNPJ Composition of capital stock IUPAR - Itaú Unibanco Participações S.A. 04.676.564/00 01-08 Cia. E. Johnston de Participações 04.679.283/0001-09 Brazilian-SP Yes Yes 02/27/2009 No 355,227,092 50.000000 0 0.0000 355,227,092 33.468000 Class of share Number of shares Shares 00 (Units) % TOTAL 0 0.000000 Itaúsa - Investimentos Itaú S.A. 61.532.644/00 Brazilian- Yes Yes 12/15/2017 01-15 SP No 355,227,092 50.00000 350,942, 100.000 706,169,365 66.532 0 273 000 000 Class of share Number of shares (Units) Shares % TOTAL 0 0.000000 OTHERS 0 0.000000 0 0.000000 0 0.000000 TOTAL

710,454, 100.000 350,942, 100.000 1,061,396 100.000 184 000 273 000 ,457 000

15.1 / 15.2 - Stockholding position PARENT COMPANY/ INVESTING COMPANY STOCKHOLDER CPF/CNPJ Nationality-State Party to Stockholders’ Agreement Controlling stockholder Last change Stockholder resident abroad Name of legal or mandatory representative Type of stockholder CPF/CNPJ Details by class of shares (Units) Number of common shares (Units) Common shares % Number of preferred shares (Units) Preferred shares % Total number of shares (Units) Total shares % PARENT COMPANY / CPF/CNPJ Composition INVESTING COMPANY of capital stock Cia. E. Johnston de 04.679.283/00 Participações 01-09 Fernando Roberto Moreira Salles 002.938.068-53 Brazilian-SP Yes Yes 04/29/2016 No 1,380 25.000000 2,760 25.000 4,140 25.000000 Class of share Number of shares Shares 000 (Units) % TOTAL 0 0.000000 João Moreira Salles 667.197.39 Brazilian- Yes Yes 04/29/2 7-00 SP 016 No 1,380 25.00000 2,760 25.000 4,140 25.000 0 000 000 Class of share Number of shares (Units) Shares % TOTAL 0 0.000000 OTHERS 0 0.000000 0 0.0000 0 0.0000 00 00

Pedro Moreira Salles 551.222.567-72Brazilian-SP Yes Yes 04/29/2 016 No 1,38 25.000000 2,760 25.000 4,140 25.000 Class of share 0 Number of shares Shares 000 000 (Units) % TOTAL 0 0.000000

15.1 / 15.2 - Stockholding position PARENT COMPANY / INVESTING COMPANY STOCKHOLDER CPF/CNPJ Nationality-State Party to Stockholders’ Controlling Last change Agreement stockholder Stockholder resident Name of legal or mandatory representative Type of stockholder CPF/CNPJ abroad Details of shares (Units) Number of common Common shares % Number of preferred Preferred shares % Total number of shares Total shares % shares (Units) shares (Units) (Units) PARENT COMPANY / INVESTING COMPANY CPF/CNPJ Composition of capital stock Cia. E. Johnston de Participações 04.679.283/0001-09 TOTAL 5,52 100.000 11,0 100.000 16.5 100.000 0 000 40 000 60 000 Walther Moreira Salles Júnior 406.935.46 Brazilian- Yes 04/29/2016 7-00 SP No 1,380 25.00000 2,760 25.000 4,140 25.000 0 000 000 Class of share Number of shares (Units) Shares % TOTAL 0 0.000000

15.1 / 15.2 - Stockholding position PARENT COMPANY/ INVESTING COMPANY STOCKHOLDER CPF/CNPJ Nationality-State Party to Stockholders’ Agreement Controlling stockholder Last change Stockholder resident abroad Name of legal or mandatory representative Type of stockholder CPF/CNPJ Details by class of shares (Units) Number of common shares (Units) Common shares % Number of preferred shares (Units) Preferred shares % Total number of shares (Units) Total shares % PARENT COMPANY / CPF/CNPJ Composition INVESTING COMPANY of capital stock Companhia ESA 52.117.397/00 01-08 Alfredo Egydio Arruda Villela Filho 066.530.838-88 Brazilian-SP Yes 10/01/2018 No 366,597,129 20.387000 0 0.0000 366,597,129 20.387000 Class of share Number of shares 00 (Units) % TOTAL 0 0.000000 Alfredo Egydio Nugent Setubal 407.919.70 Brazilian- Ye Yes 10/01/20 8-09 SP s 18 No 2.067 0.001000 0 0.0000 2,067 0.0010 00 00 Class of share Number of shares (Units) Shares %

TOTAL 0 0.000000 Alfredo Egydio Setubal 014.414.21 Brazilian- Ye Yes 10/01/2018 8-07 SP s No 102,719,17 5.712000 0 0.0000 102,719,174 5.7120 4 00 00 Class of share Number of shares (Units) Shares %

15.1 / 15.2 - Stockholding position PARENT COMPANY/ INVESTING COMPANY STOCKHOLDER CPF/CNPJ Nationality-State Party to Stockholders’ Agreement Controlling stockholder Last change Stockholder resident abroad Name of legal or mandatory representative Type of stockholder CPF/CNPJ Details by class of shares (Units) Number of common shares (Units) Common shares % Number of preferred shares (Units) Preferred shares % Total number of shares (Units) Total shares % PARENT COMPANY / CPF/CNPJ Composition INVESTING COMPANY of capital stock Companhia ESA 52.117.397/00 01-08 Ana Lúcia de Mattos Barretto Villela 066.530.828-06 Brazilian-SP Yes 10/01/2018 No 366,597,103 20.387000 0 0.0000 366,597,103 20.387000 Class of share Number of shares 00 (Units) % TOTAL 0 0.000000 Beatriz de Mattos Setubal da Fonseca 316.394.318-70 Brazilian-SP Ye Yes 12/18/20 s 18 No 3,963,896 0.220000 0 0.000000 3,963,896 0.220000

Class of share Number of shares (Units) Shares % TOTAL 0 0.000000 Bruno Rizzo Setubal 299.133.36 Brazilian- Ye Yes 11/09/20 8-56 SP s 17 No 8,002,067 0.455000 0 0.0000 8,002,067 0.001000 00 Class of share Number of shares (Units) Shares %

15.1 / 15.2 - Stockholding position PARENT COMPANY/ INVESTING COMPANY STOCKHOLDER CPF/CNPJ Nationality-State Party to Stockholders’ Agreement Controlling stockholder Last change Stockholder resident abroad Name of legal or mandatory representative Type of stockholder CPF/CNPJ Details by class of shares (Units) Number of common shares (Units) Common shares % Number of preferred shares (Units) Preferred shares % Total number of shares (Units) Total shares % PARENT COMPANY / CPF/CNPJ Composition INVESTING COMPANY of capital stock Companhia ESA 52.117.397/00 01-08 Camila Setubal Lenz Cesar 350.572.098-41 Brazilian-SP Yes 12/18/2018 No 8,002,068 0.455000 0 0.000000 8,002,068 0.001000 Class of share Number of shares (Units) % TOTAL 0 0.000000 Carolina Marinho Lutz Setubal 077.540.22 Brazilian- Ye Yes 10/01/20 8-18 SP s 18 No 20,002,067 1.112000 0 0.000000 20,002,067 1.112000 Class of share Number of shares (Units) Shares %

TOTAL 0 0.000000 Fernando Setubal Souza e Silva 311.798.87 Brazilian- Ye Yes 10/01/20 8-59 SP s 18 No 10,571,626 0.587000 0 0.0000 10,571,6 0.5870 00 26 00

15.1 / 15.2 - Stockholding position PARENT COMPANY/ INVESTING COMPANY STOCKHOLDER CPF/CNPJ Nationality-State Party to Stockholders’ Agreement Controlling stockholder Last change Stockholder resident abroad Name of legal or mandatory representative Type of stockholder CPF/CNPJ Details by class of shares (Units) Number of common shares (Units) Common shares % Number of preferred shares (Units) Preferred shares % Total number of shares (Units) Total shares % PARENT COMPANY / CPF/CNPJ Composition INVESTING COMPANY of capital stock Companhia ESA 52.117.397/00 01-08 Gabriel de Mattos Setubal 348.338.808-73 Brazilian-SP Yes 12/18/2018 No 3,963,896 0.220000 0 0.000000 3,963,896 0.220000 Class of share Number of shares (Units) % TOTAL 0 0.000000 Guilherme Setubal Souza e Silva 269.253.72 Brazilian- Ye Yes 10/01/20 8-92 SP s 18 No 15,571,733 0.866000 0 0.000000 15,571,733 0.587000 Class of share Number of shares (Units) Shares %

TOTAL 0 0.000000 José Luiz Egydio Setubal 011.785.50 Brazilian- Ye Yes 12/18/20 8-18 SP s 18 No 90,784,884 5.049000 0 0.000000 90,784,884 5.049000

15.1 / 15.2 - Stockholding position PARENT COMPANY/ INVESTING COMPANY STOCKHOLDER CPF/CNPJ Nationality-State Party to Stockholders’ Agreement Controlling stockholder Last change Stockholder resident abroad Name of legal or mandatory representative Type of stockholder CPF/CNPJ Details by class of shares (Units) Number of common shares (Units) Common shares % Number of preferred shares (Units) Preferred shares % Total number of shares (Units) Total shares % PARENT COMPANY / CPF/CNPJ Composition INVESTING COMPANY of capital stock Companhia ESA 52.117.397/00 01-08 Julia Guidon Setubal Winandy 336.694.358-08 Brazilian-SP Yes 10/01/2018 No 20,002,067 1.112000 0 0.0000 20,002,067 1.112000 Class of share Number of shares 00 (Units) % TOTAL 0 0.000000 Luiza Rizzo Setubal Kairalla 323.461.948-40 Brazilian- Ye Yes 12/18/20 SP s 18 No 8,002,071 0.445000 0 0.0000 8,002,071 0.001000 00

Class of share Number of shares (Units) Shares % TOTAL 0 0.000000 Marcelo Ribeiro do Valle Setubal 230.936.37 Brazilian- Ye Yes 10/01/20 8-21 SP s 18 No 2,099 0.001000 0 0.0000 2,099 0.0010 00 00

15.1 / 15.2 - Stockholding position PARENT COMPANY/ INVESTING COMPANY STOCKHOLDER CPF/CNPJ Nationality-State Party to Stockholders’ Agreement Controlling stockholder Last change Stockholder resident abroad Name of legal or mandatory representative Type of stockholder CPF/CNPJ Details by class of shares (Units) Number of common shares (Units) Common shares % Number of preferred shares (Units) Preferred shares % Total number of shares (Units) Total shares % PARENT COMPANY / CPF/CNPJ Composition INVESTING COMPANY of capital stock Companhia ESA 52.117.397/00 01-08 Maria Alice Setubal 570.405.408-00 Brazilian-SP Yes 10/01/2018 No 16,917,351 0.941000 0 0.0000 16,917,351 0.941000 Class of share Number of shares 00 (Units) % TOTAL 0 0.000000 Mariana Lucas Setubal 227.809.99 Brazilian- Ye Yes 10/01/20 8-10 SP s 18 No 2,067 0.001000 0 0.0000 2,067 0.0010 00 00 Class of share Number of shares (Units) Shares %

TOTAL 0 0.000000 Marina Nugent Setubal 384.422.51 Brazilian- Ye Yes 10/01/20 8-80 SP s 18 No 2,067 0.001000 0 0.0000 2,067 0.0010 00 00 Class of share Number of shares (Units) Shares %

15.1 / 15.2 - Stockholding position PARENT COMPANY/ INVESTING COMPANY STOCKHOLDER CPF/CNPJ Nationality-State Party to Stockholders’ Agreement Controlling stockholder Last change Stockholder resident abroad Name of legal or mandatory representative Type of stockholder CPF/CNPJ Details by class of shares (Units) Number of common shares (Units) Common shares % Number of preferred shares (Units) Preferred shares % Total number of shares (Units) Total shares % PARENT COMPANY / CPF/CNPJ Composition INVESTING COMPANY of capital stock Companhia ESA 52.117.397/00 01-08 O. E. Setubal S.A. 61.074.456/0001-90 Brazilian-SP Yes 11/09/2017 No 6 0.001000 0 0.0000 6 0.001000 Class of share Number of shares 00 (Units) % TOTAL 0 0.000000 Olavo Egydio Mutarelli Setubal 394.635.34 Brazilian- Ye Yes 12/18/20 8-73 SP s 18 No 3,963,896 0.220000 0 0.000000 3,963,896 0.220000 Class of share Number of shares (Units) Shares % TOTAL 0 0.000000 Olavo Egydio Setubal Júnior 006.447.04 Brazilian- Ye Yes 12/18/2018 8-29 SP s No

79,593,567 4.426000 0 0.0000 79,593,567 4.426000 00 Class of share Number of shares (Units) Shares % TOTAL 0 0.000000 OTHERS 0 0.000000 0 0.0000 0 0.0000 00 00

15.1 / 15.2 - Stockholding position PARENT COMPANY/ INVESTING COMPANY STOCKHOLDER CPF/CNPJ Nationality-State Party to Stockholders’ Agreement Controlling stockholder Last change Stockholder resident abroad Name of legal or mandatory representative Type of stockholder CPF/CNPJ Details by class of shares (Units) Number of common shares (Units) Common shares % Number of preferred shares (Units) Preferred shares % Total number of shares (Units) Total shares % PARENT COMPANY / CPF/CNPJ Composition INVESTING COMPANY of capital stock Companhia ESA 52.117.397/00 01-08 Patricia Ribeiro do Valle Setubal 230.936.328-62 Brazilian-SP Yes 10/01/2018 No 2,099 0.001000 0 0.0000 2,099 0.001000 Class of share Number of shares 00 (Units) % TOTAL 0 0.000000 Paula Lucas Setubal 295.243.52 Brazilian- Ye Yes 10/01/20 8-69 SP s 18 No 2,067 0.001000 0 0.0000 2,067 0.0010 00 00

Class of share Number of shares (Units) Shares % TOTAL 0 0.000000 Paulo Egydio Setubal 336.694.31 Brazilian- Ye Yes 10/01/20 8-10 SP s 18 No 20,002,067 1.112000 0 0.0000 2,.0,.067 1.112000 00

15.1 / 15.2 - Stockholding position PARENT COMPANY/ INVESTING COMPANY STOCKHOLDER CPF/CNPJ Nationality-State Party to Stockholders’ Agreement Controlling stockholder Last change Stockholder resident abroad Name of legal or mandatory representative Type of stockholder CPF/CNPJ Details by class of shares (Units) Number of common shares (Units) Common shares % Number of preferred shares (Units) Preferred shares % Total number of shares (Units) Total shares % PARENT COMPANY / CPF/CNPJ Composition INVESTING COMPANY of capital stock Companhia ESA 52.117.397/00 01-08 Paulo Setubal Neto 638.097.888-72 Brazilian-SP Yes 12/31/2019 No 57,031,323 3.172000 0 0.0000 57,031,323 3.172000 Class of share Number of shares 00 (Units) % TOTAL 0 0.000000 Ricardo Egydio Setubal 033.033.51 Brazilian- Ye Yes 12/31/2019 8-99 SP s No 102,672,13 5.710000 0 0.0000 102,673,130 5.710000 0 00 Class of share Number of shares (Units) Shares %

TOTAL 0 0.000000 Ricardo Villela Marino 252.398.28 Brazilian- Ye Yes 10/01/20 8-90 SP s 18 No 65,012,941 3.615000 0 0.0000 65,012,9 3.6150 00 41 00 Class of share Number of shares (Units) Shares %

15.1 / 15.2 - Stockholding position PARENT COMPANY/ INVESTING COMPANY STOCKHOLDER CPF/CNPJ Nationality-State Party to Stockholders’ Agreement Controlling stockholder Last change Stockholder resident abroad Name of legal or mandatory representative Type of stockholder CPF/CNPJ Details by class of shares (Units) Number of common shares (Units) Common shares % Number of preferred shares (Units) Preferred shares % Total number of shares (Units) Total shares % PARENT COMPANY / CPF/CNPJ Composition INVESTING COMPANY of capital stock Companhia ESA 52.117.397/00 01-08 Roberto Egydio Setubal 007.738.228-52 Brazilian-SP Yes 10/01/2018 No 103,192,395 5.738000 0 0.0000 103,192,395 5.738000 Class of share Number of shares 00 (Units) % TOTAL 0 0.000000 Rodolfo Villela Marino 271.943.01 Brazilian- Ye Yes 10/01/20 8-81 SP s 18 No 65,067,408 3.618000 0 0.0000 65,067,4 3.6180 00 08 00 Class of share Number of shares (Units) Shares %

TOTAL 0 0.000000 Rodrigo Ribeiro do Valle Setubal 230.936.29 Brazilian- Ye Yes 10/01/20 8-02 SP s 18 No 2,099 0.001000 0 0.0000 2,099 0.0010 00 00

15.1 / 15.2 - Stockholding position PARENT COMPANY/ INVESTING COMPANY STOCKHOLDER CPF/CNPJ Nationality-State Party to Stockholders’ Agreement Controlling stockholder Last change Stockholder resident abroad Name of legal or mandatory representative Type of stockholder CPF/CNPJ Details by class of shares (Units) Number of common shares (Units) Common shares % Number of preferred shares (Units) Preferred shares % Total number of shares (Units) Total shares % PARENT COMPANY / CPF/CNPJ Composition INVESTING COMPANY of capital stock Companhia ESA 52.117.397/00 01-08 Rudric ITH S.A. 67.569.061/0001-45 Brazilian-SP Yes 10/01/2018 No 239,380,982 13.312000 0 0.0000 239,380,982 13.312000 Class of share Number of shares 00 (Units) % TOTAL 0 0.000000 Tide Setubal Souza e Silva Nogueira 296.682.97 Brazilian- Ye Yes 10/01/20 8-81 SP s 18 No 15.572.062 0.866000 0 0.000000 15.572.062 0.587000 Class of share Number of shares (Units) Shares % TOTAL 0 0.000000 TOTAL 1,798,200,474 100.000000 0 0.0000 1,798,200,474 100.000 00 000

15.1 / 15.2 - Stockholding position PARENT COMPANY/ INVESTING COMPANY STOCKHOLDER CPF/CNPJ Nationality-State Party to Stockholders’ Agreement Controlling stockholder Last change Stockholder resident abroad Name of legal or mandatory representative Type of stockholder CPF/CNPJ Details by class of shares (Units) Number of common shares (Units) Common shares % Number of preferred shares (Units) Preferred shares % Total number of shares (Units) Total shares % PARENT COMPANY / CPF/CNPJ Composition INVESTING COMPANY of capital stock O. E. Setubal S.A. 61.074.456/00 01-90 Alfredo Egydio Setubal 014.414.218-07 Brazilian-SP Yes 04/30/2013 No 100,000 14.285000 0 0.0000 100,000 14.285000 Class of share Number of shares 00 (Units) % TOTAL 0 0.000000 José Luiz Egydio Setubal 011.785.50 Brazilian- Ye Yes 04/30/2 8-18 SP s 013 No 100,000 14.28500 0 0.0000 100,000 14.285 0 00 000 Class of share Number of shares (Units) Shares % TOTAL 0 0.000000 Maria Alice Setubal 570.405.40 Brazilian- Ye Yes 04/30/2 8-00 SP s 013 No 100,000 14.28500 0 0.0000 100,000 14.285 0 00 000

Class of share Number of shares (Units) Shares % TOTAL 0 0.000000

15.1 / 15.2 - Stockholding position PARENT COMPANY/ INVESTING COMPANY STOCKHOLDER CPF/CNPJ Nationality-State Party to Stockholders’ Agreement Controlling stockholder Last change Stockholder resident abroad Name of legal or mandatory representative Type of stockholder CPF/CNPJ Details by class of shares (Units) Number of common shares (Units) Common shares % Number of preferred shares (Units) Preferred shares % Total number of shares (Units) Total shares % PARENT COMPANY / CPF/CNPJ Composition INVESTING COMPANY of capital stock O. E. Setubal S.A. 61.074.456/00 01-90 Olavo Egydio Setubal Júnior 006.447.048-29 Brazilian-SP Yes 04/30/2013 No 100,000 14.285000 0 0.0000 100,000 14.285000 Class of share Number of shares 00 (Units) % TOTAL 0 0.000000 OTHERS 0 0.000000 0 0.0000 0 0.0000 00 00 Paulo Setubal Neto 638.097.888-72Brazilian-SP Yes 04/30/2 013 No 100,000 14.285000 0 0.0000 100,000 14.285 Class of share Number of shares 00 000 (Units) % TOTAL 0 0.000000

Ricardo Egydio Setubal 033.033.518-99Brazilian-SP Yes 04/30/2 013 No 102.672.130 14.285000 0 0.0000 100,000 14.285 Class of share Number of shares 00 000 (Units) % TOTAL 0 0.000000

15.1 / 15.2 - Stockholding position PARENT COMPANY/ INVESTING COMPANY STOCKHOLDER CPF/CNPJ Nationality-State Party to Stockholders’ Agreement Controlling stockholder Last change Stockholder resident abroad Name of legal or mandatory representative Type of stockholder CPF/CNPJ Details by class of shares (Units) Number of common shares (Units) Common shares % Number of preferred shares (Units) Preferred shares % Total number of shares (Units) Total shares % PARENT COMPANY / CPF/CNPJ Composition INVESTING COMPANY of capital stock O. E. Setubal S.A. 61.074.456/00 01-90 Roberto Egydio Setubal 007.738.228-52 Brazilian-SP Yes 04/30/2013 No 100,000 14.285000 0 0.0000 100,000 14.285000 Class of share Number of shares 00 (Units) % TOTAL 0 0.000000 TOTAL 700,0 100.000 0 0.0000 700,0 100.000 00 000 00 00 000

15.1 / 15.2 - Stockholding position PARENT COMPANY/ INVESTING COMPANY STOCKHOLDER CPF/CNPJ Nationality-State Party to Stockholders’ Agreement Controlling stockholder Last change Stockholder resident abroad Name of legal or mandatory representative Type of stockholder CPF/CNPJ Details by class of shares (Units) Number of common shares (Units) Common shares % Number of preferred shares (Units) Preferred shares % Total number of shares (Units) Total shares % PARENT COMPANY / CPF/CNPJ Composition INVESTING COMPANY of capital stock Rudric ITH S.A. 67.569.061/00 01-45 Maria de Lourdes Egydio Villela 007.446.978-91 Brazilian-SP Yes 10/18/2018 No 38,000,002 4.626000 0 0.0000 38,000,002 4.626000 Class of share Number of shares 00 (Units) % TOTAL 0 0.000000 OTHERS 0 0.000000 0 0.0000 0 0.0000 00 00 Ricardo Villela Marino 252.398.288-90 Brazilian-SP Yes 10/18/2018 No 391,823,951 47.687000 0 0.0000 391,823,951 47.687 Class of share Number of shares 00 000 (Units) % TOTAL 0 0.000000

Rodolfo Villela Marino 271.943.018-81 Brazilian-SP Yes 10/18/2018 No 391,823,951 47.687000 0 0.0000 391,823,951 47.687 Class of share Number of shares 00 000 (Units) % TOTAL 0 0.000000

15.1 / 15.2 - Stockholding position PARENT COMPANY / INVESTING COMPANY STOCKHOLDER CPF/CNPJ Nationality-State Party to Stockholders’Controlling Last change Agreement stockholder Stockholder resident Name of legal or mandatory representative Type of stockholder CPF/CNPJ abroad Details of shares (Units) Number of common Common shares % Number of preferredPreferred shares % Total number of shares Total shares % shares (Units) shares (Units) (Units) PARENT COMPANY / INVESTING COMPANY CPF/CNPJ Composition of capital stock Rudric ITH S.A. 67.569.061/0001-45 TOTAL 821,647, 100.000 0 0.000000 821,647, 100.000 904 000 904 000

15.1 / 15.2 - Stockholding position PARENT COMPANY / INVESTING COMPANY STOCKHOLDER CPF/CNPJ Nationality-State Party to Stockholders’Controlling Last change Agreement stockholder Stockholder resident Name of legal or mandatory representative Type of stockholder CPF/CNPJ abroad Details of shares (Units) Number of common Common shares % Number of preferredPreferred shares % Total number of shares Total shares % shares (Units) shares (Units) (Units) PARENT COMPANY / INVESTING COMPANY CPF/CNPJ Composition of capital stock Itaúsa - Investimentos Itaú S.A. 61.532.644/0001-15 OTHERS 2,889,839,643 100.000000 5,524,358,345 100.000000 8,414,197,988 100.000000 TOTAL 2,889,839,643 100.000 5,524,358 100.000 8,414,197 100.000 000 ,345 000 ,988 000

15.1 / 15.2 - Stockholding position PARENT COMPANY/ INVESTING COMPANY STOCKHOLDER CPF/CNPJ Nationality-State Party to Stockholders’ Agreement Controlling stockholder Last change Stockholder resident abroad Name of legal or mandatory representative Type of stockholder CPF/CNPJ Details by class of shares (Units) Number of common shares (Units) Common shares % Number of preferred shares (Units) Preferred shares % Total number of shares (Units) Total shares % PARENT COMPANY / CPF/CNPJ Composition INVESTING COMPANY of capital stock O. E. Setubal S.A. 61.074.456/00 01-90 Alfredo Egydio Setubal 014.414.218-07 Brazilian-SP Yes 04/30/2013 No 100,000 14.285000 0 0.0000 100,000 14.285000 Class of share Number of shares 00 (Units) % TOTAL 0 0.000000 José Luiz Egydio Setubal 011.785.50 Brazilian- Ye Yes 04/30/2 8-18 SP s 013 No 100,000 14.28500 0 0.0000 100,000 14.285 0 00 000 Class of share Number of shares (Units) Shares % TOTAL 0 0.000000 Maria Alice Setubal 570.405.40 Brazilian- Ye Yes 04/30/2 8-00 SP s 013 No

100,000 14.28500 0 0.0000 100,000 14.285 0 00 000 Class of share Number of shares (Units) Shares % TOTAL 0 0.000000

15.1 / 15.2 - Stockholding position PARENT COMPANY/ INVESTING COMPANY STOCKHOLDER CPF/CNPJ Nationality-State Party to Stockholders’ Agreement Controlling stockholder Last change Stockholder resident abroad Name of legal or mandatory representative Type of stockholder CPF/CNPJ Details by class of shares (Units) Number of common shares (Units) Common shares % Number of preferred shares (Units) Preferred shares % Total number of shares (Units) Total shares % PARENT COMPANY / CPF/CNPJ Composition INVESTING COMPANY of capital stock O. E. Setubal S.A. 61.074.456/00 01-90 Olavo Egydio Setubal Júnior 006.447.048-29 Brazilian-SP Yes 04/30/2013 No 100,000 14.285000 0 0.0000 100,000 14.285000 Class of share Number of shares 00 (Units) % TOTAL 0 0.000000 OTHERS 0 0.000000 0 0.0000 0 0.0000 00 00 Paulo Setubal Neto 638.097.888-72Brazilian-SP Yes 04/30/2 013 No 100,000 14.285000 0 0.0000 100,000 14.285 Class of share Number of shares 00 000 (Units) % TOTAL 0 0.000000

Ricardo Egydio Setubal 033.033.518-99Brazilian-SP Yes 04/30/2 013 No 100,000 14.285000 0 0.0000 100,000 14.285 Class of share Number of shares 00 000 (Units) % TOTAL 0 0.000000

15.1 / 15.2 - Stockholding position PARENT COMPANY/ INVESTING COMPANY STOCKHOLDER CPF/CNPJ Nationality-State Party to Stockholders’ Agreement Controlling stockholder Last change Stockholder resident abroad Name of legal or mandatory representative Type of stockholder CPF/CNPJ Details by class of shares (Units) Number of common shares (Units) Common shares % Number of preferred shares (Units) Preferred shares % Total number of shares (Units) Total shares % PARENT COMPANY / CPF/CNPJ Composition INVESTING COMPANY of capital stock O. E. Setubal S.A. 61.074.456/00 01-90 Roberto Egydio Setubal 007.738.228-52 Brazilian-SP Yes 04/30/2013 No 100,000 14.285000 0 0.0000 100,000 14.285000 Class of share Number of shares 00 (Units) % TOTAL 0 0.000000 TOTAL 700,0 100.000 0 0.0000 700,0 100.000 00 000 00 00 000

15.1 / 15.2 - Stockholding position PARENT COMPANY/ INVESTING COMPANY STOCKHOLDER CPF/CNPJ Nationality-State Party to Stockholders’ Agreement Controlling stockholder Last change Stockholder resident abroad Name of legal or mandatory representative Type of stockholder CPF/CNPJ Details by class of shares (Units) Number of common shares (Units) Common shares % Number of preferred shares (Units) Preferred shares % Total number of shares (Units) Total shares % PARENT COMPANY / CPF/CNPJ Composition INVESTING COMPANY of capital stock Rudric ITH S.A. 67.569.061/00 01-45 Maria de Lourdes Egydio Villela 007.446.978-91 Brazilian-SP Yes 10/18/2018 No 38,000,002 4,626000 0 0.0000 38,000,002 4,626000 Class of share Number of shares 00 (Units) % TOTAL 0 0.000000 OTHERS 0 0.000000 0 0.0000 0 0.0000 00 00 Ricardo Villela Marino 252.398.288-90 Brazilian-SP Yes 10/18/2018 No 391,823,951 47.687000 0 0.0000 391,823,951 47.687 Class of share Number of shares 00 000 (Units) % TOTAL 0 0.000000

Rodolfo Villela Marino 271.943.018-81 Brazilian-SP Yes 10/18/2018 No 391,823,951 47.687000 0 0.0000 391,823,951 47.687 Class of share Number of shares 00 000 (Units) % TOTAL 0 0.000000

15.1 / 15.2 - Stockholding position PARENT COMPANY / INVESTING COMPANY STOCKHOLDER CPF/CNPJ Nationality-State Party to Stockholders’Controlling Last change Agreement stockholder Stockholder resident Name of legal or mandatory representative Type of stockholder CPF/CNPJ abroad Details of shares (Units) Number of common Common shares % Number of preferredPreferred shares % Total number of shares Total shares % shares (Units) shares (Units) (Units) PARENT COMPANY / INVESTING COMPANY CPF/CNPJ Composition of capital stock Rudric ITH S.A. 67.569.061/0001-45 TOTAL 821,647, 100.000 0 0.00000 821,647 100.000 904 000 0 ,904 000

15.3. – Distribution of Capital Date of last general stockholders’ meeting/ Date of last update 04.28.2020 Number of stockholders – individuals (units) 378,819 Number of stockholders – companies (units) 12,572 Number of institutional investors (units) 1,222 Outstanding shares Outstanding shares correspond to the Issuer’s total shares, except for those held by the parent company, the people related to the latter, the Issuer’s management members, and treasury shares. Number of common shares (units) 384,575,906 7.760% Number of preferred shares (units) 4,757,466,114 98.180% Total 5,142,042,020 52.450% 15.4. Please insert a flowchart of the issuer’s stockholders and the economic group in which the issuer is included, identifying: a) all direct and indirect controlling stockholders, and, should the issuer wish, stockholders owning an interest equal to or higher than 5% of a class or type of shares

Moreira Salles Family
Egydio de Souza Aranha Family (1)
Free Float (1) (*)
100.00% Total
63.27% Common shares
18.17% Non-voting shares
33.67% Total
36.73% Common shares
81.81% Non-voting shares
66.32% Total
Cia. E. Johnston de Participações
Itaúsa – Investimentos Itaú S.A.
50.00% Common shares
100.00% Non-voting shares
66.53% Total
IUPAR - Itaú Unibanco Participações
50.00% Common shares
33.47% Total
Free Float (*)
39.21% Common shares
19.83% Total
51.71% Common shares
26.15% Total
Itaú Unibanco Holding S.A.
7.76% Common shares
98.18% Non-voting shares
52.45% Total
(2)
(3)
22.45% Total
100.00% Total
99.99% Common shares "A"
100.00% Non-voting shares
99.99% Total
100.00% Common shares
100.00% Non-voting shares
100.00% Total
Itaú CorpBanca S.A.
Banco Itaú Uruguay S.A.
Banco Itaú BBA S.A.
Itaú Consultoria de Valores Mobiliários e Participações S.A.
100.00% Total
99.99% Total
100.00% Common shares
100.00% Non-voting shares
100.00% Total
99.99% Common shares
100.00% Non-voting shares
99.99% Total
99.99% Common shares
100.00% Non-voting shares
99.99%Total
OCA S.A.
Bicsa Holdings, Ltd.
Itaú Unibanco S.A.
0.01% CS
0.00% N-VS
0.01% Total
Itaú Corretora de Valores S.A.
0.01% CS
0.00% N-VS
0.01% Total
Banco Itaucard S.A.
CS = Common Shares
N-VS = Non-Voting Shares

(1) Date: 03.31.2020.
(2) Date: 04.28.2020.
The percentages do not include treasury shares
(*) In addition to treasury shares, percentages do not include the interest held by controlling stockholders.
(3) Date: 12.31.2019.
Direct and Indirect subsidiaries

a) Direct and indirect controlling stockholders

Direct controlling stockholders
Itaúsa - Investimentos Itaú S.A.
IUPAR - Itaú Unibanco Participações S.A.
Indirect controlling stockholders
Alfredo Egydio Arruda Villela Filho
Alfredo Egydio Nugent Setubal
Alfredo Egydio Setubal
Ana Lúcia de Mattos Barretto Villela
Beatriz de Mattos Setubal da Fonseca
Bruno Rizzo Setubal
Camila Setubal Lenz Cesar
Carolina Marinho Lutz Setubal
Cia. E.Jonhston de Participações
Companhia ESA
Fernando Roberto Moreira Salles
Fernando Setubal Souza e Silva
Gabriel de Mattos Setubal
Guilherme Setubal Souza e Silva
João Moreira Salles
José Luiz Egydio Setubal
Julia Guidon Setubal Winandy
Luiza Rizzo Setubal Kairalla
Marcelo Ribeiro do Valle Setubal
Maria Alice Setubal

Maria de Lourdes Egydio Villela
Mariana Lucas Setubal
Marina Nugent Setubal
O.E. Setubal S.A.
Olavo Egydio Setubal Júnior
Olavo Egydio Mutarelli Setubal
Patrícia Ribeiro do Valle Setubal
Paula Lucas Setubal
Paulo Egydio Setubal
Paulo Setubal Neto
Pedro Moreira Salles
Ricardo Egydio Setubal
Ricardo Villela Marino
Roberto Egydio Setubal
Rodolfo Villela Marino
Rodrigo Ribeiro do Valle Setubal
Rudric ITH S.A.
Tide Setubal Souza e Silva Nogueira
Walther Moreira Salles Júnior

b) Subsidiary and affiliated companies

c) Issuer's ownership interest in the group companies

d) Group companies' ownership interest in the issuer

e) Companies under common control

	Interest in voting capital (%)	Interest in capital (%)	Subsidiary or affiliated company
In Brazil			
Itaú Unibanco S.A.	100,00	100,00	Subsidiary
Banco Itaú BBA S.A.	99,99	99,99	Subsidiary
Banco Itaucard S.A.	99,99	99,99	Subsidiary
Itaú Administração Previdenciária Ltda.	0,00	0,00	Subsidiary
Itaú Consultoria de Valores Mobiliários e Participações S.A.	100,00	100,00	Subsidiary
Itaú Corretora de Valores S. A.	99,99	99,99	Subsidiary
Itaú Seguros S.A.	0,00	0,00	Subsidiary
ITB Holding Brasil Participações Ltda.	0,00	0,00	Subsidiary
Abroad			
Itaú Corpbanca	22,45	22,45	Subsidiary
Banco Itaú Uruguay S.A.	100,00	100,00	Subsidiary
Bicsa Holdings, Ltd.	99,99	99,99	Subsidiary
OCA S.A.	100,00	100,00	Subsidiary
Topaz Holding Ltd.	0,00	0,00	Subsidiary

15.8 Other relevant information Additional information on items 15.1/15.2 a) Regarding the stockholding position of stockholder BlackRock, Inc. (“BlackRock”), the Company informed that on March 30, 2011 it received the information that, as provided for in Article 12, CVM Instruction No. 358/2002, as amended by CVM Instruction No. 568/2015, as investment manager of some of its clients, BlackRock acquired 159,335,737 preferred shares issued by Itaú Unibanco Holding. Considering the several corporate events in the Company since the interest acquisition, we present below the changes in the BlackRock’s stockholding position, which represents 7.221% of preferred shares and 3.569% of BlackRock’s capital stock. STATEMENT OF CHANGES IN BLACROCK’S STOCKHOLDING POSITION OPENING CLOSING DATE EVENT BALANCE EVENT BALANCE Opening balance at 03.30.2011, as provided by 03.30.20 BlackRock (*) 159,335,737 - 159,335,737 11 Stock split/reverse split, according to notice of 11.01.20 09.01.2011 159,335,737 159,335,7 159,335,700 11 00 04.19.20 10% Bonus Share (ASM of 04.19.2013) 159,335,700 15,933,57 175,269,270 13 0 06.11.20 10% Bonus Share (ASM of 04.23.2014) 175,269,270 17,526,92 192,796,197 14 7 07.31.20 10% Bonus Share (ASM of 04.29.2015) 192,796,197 19,279,62 212,075,817 15 0 10.21.20 10% Bonus Share (ASM of 09.14.2016) 212,075,817 21,207,58 233,283,398 16 1 11/26/20 Stock Split according to notice of 11.01.2018 233,283,398 116,641,6 349,925,097 18 (EGM 07.27.2018) 99 (*) Ownership interest at base date 08.19.2010, as provided by the Stockholder on March 30, 2011. b) The Annual and Extraordinary General Stockholders’ Meeting held on April 27, 2016 resolved on the cancellation of 100,000,000 preferred book-entry shares, issued by the Company and held as treasury stock, without reduction in the value of the capital stock, and acquired through the Share Buyback Programs approved by the Company’s Board of Directors. This cancellation was approved by the Central Bank of Brazil on June 7, 2016. c) On December 15, 2017, the Board of Directors resolved to cancel 31,793,105 common book-entry shares, of its own stock and held as treasury stock, without reducing capital, acquired by the Company by means of the Share Buyback Program authorized by Board of Directors on August 31, 2017. As a result of this cancellation, the capital amounting to R$97,148,000,000.00 now comprises 6,550,514,438 book-entry shares with no par value, of which 3,319,951,112 are common shares and 3,230,563,326 are preferred shares, and the resulting changes in the Bylaws was resolved upon in the General Stockholders’ Meeting. d) On February 22, 2018, the Board of Directors resolved to cancel 14,424,206 common book-entry shares of its own stock and held as treasury stock, without reducing capital, acquired by the Company by means of the Share Buyback Program authorized by the Board of Directors on December 15, 2017. As a result of this cancellation, the capital amounting to R$97,148,000,000.00 now comprises 6,536,090,232 book-entry shares with no par value, of which 3,305,526,906 are common shares and 3,230,563,326 are preferred shares, and the resulting changes in the Bylaws were resolved upon in the General Stockholders’ Meeting. Additional information on item 15.3 The number of individual and corporate stockholders and institutional investors stated in item 15.3 hereof refers to the April 28, 2020 base date. The number of outstanding shares stated in item 15.3 hereof refers to the April 28, 2020 base date.

19.2. - In relation to securities held in treasury, in table format, segregated by kind, class, and type, indicate: Due to the bonus shares occurred on 7/17/2015 and 10/21/2016, we made available a line informing the event. On 04/27/2016, we approved the cancellation of 100,000,000 preferred shares, all book-entry, issued by us and held in treasury, and we made available a line informing the event. This event was approved by BACEN on 06/07/2016. On 12/15/2017, we resolved on the cancellation of 31,793,105 common shares, all book-entry, issued by us and held in treasury, and we made available a line informing the event. On 02/22/2018, we resolved on the cancellation of 14,424,206 common shares, all book-entry, issued by us and held in treasury, and we made available a line informing the event. On 10/31/2018, BACEN approved the resolution taken by the Extraordinary Stockholders’ General Meeting held on 07/27/2018, related to the stock split. The position of 11/19/2018 was used as the base date for this event, with the shares being included in the stockholding position on 11/26/2018, we made available a line informing the event. The Annual General Stockholders’ Meeting took place on April 24, 2019. We provided a line informing such event. This event was approved by BACEN on 05/31/2019. The Annual General Stockholders’ Meeting took place on April 28, 2020. We provided a line informing such event. 04/28/2020 Common shares % in relation to outstanding securities of Changes Number (units) Weighted average price (R$) the same class and type Opening balance - R$ 7.97 0.0% Acquisition - Disposal - R$ -Cancellation - Closing balance - R$ 7.25 0.0% Preferred shares % in relation to outstanding securities of Changes Number (units) Weighted average price (R$) the same class and type Opening balance 58,533,585 R$ 24.67 1.2% Acquisition (*) - Disposal (16,657,293) R$ 21.76 Cancellation - R$ -Stock spluit - Closing balance 41,876,292 R$ 26.78 0.9% (*) Repurchase amounts include settlement, brokerage and trading fees. 12/31/2018 Common shares Changes Number (units) Weighted average price (R$) % in relation to outstanding securities of Opening balance 14,424,206 R$ 7.97 0.4% Acquisition - Disposal - R$ -Cancellation(14,424,206) R$ 37.05 Closing balance - R$ 7.25 0.0% % in relation to outstanding securities of Changes Number (units) Weighted average price (R$) the same class and type Opening balance 71,459,714 R$ 24.67 2.3% Acquisition (*) 13,100,000 R$ 38.95 Disposal(29,623,265) R$ 30.35 Cancellation - R$ -Stock split28,677,977 Closing balance 83,614,426 R$ 26.78 1.8% (*) Repurchase amounts include settlement, brokerage and trading fees.

(*) Repurchase amounts include settlement, brokerage and trading fees. 12/31/2017 Common shares Changes Number (units) Weighted average price (R$) % in relation to outstanding securities of Opening balance 3,074 R$ 7.97 0.0% Acquisition 46,214,237 R$ 37.06 Disposal - R$ -Cancellation (31,793,105) R$ 37.06 Closing balance 14,424,206 R$ 7.25 0.4% % in relation to outstanding securities of Changes Number (units) Weighted average price (R$) the same class and type Opening balance 69,604,462 R$ 24.67 2.2% Acquisition (*) 37,982,900 R$ 36.25 Disposal(36,127,648) R$ 29.09 Cancellation - R$ -Bonus - Closing balance 71,459,714 R$ 26.78 2.3% (*) Repurchase amounts include settlement, brokerage and trading fees. 12/31/2016 Common shares % in relation to outstanding securities of Changes Number (units) Weighted average price (R$) the same class and type Opening balance 2,795 R$ 7.97 0.0% Acquisition - R$ - Disposal - R$ -Bonus (**) 279 R$ - Closing balance 3,074 R$ 7.25 0.0% Preferred shares % in relation to outstanding securities of Changes Number (units) Weighted average price (R$) the same class and type Opening balance 162,562,650 R$ 24.67 5.7% Acquisition (*) 30,640,000 R$ 30.13 Disposal (28,225,583) R$ 26.52 Cancellation (**) - 100,000,000 R$ -Bonus (***)4,627,395 Closing balance 69,604,462 R$ 26.78 2.2% (*) Repurchase amounts include settlement, brokerage and trading fees. (**) Approved by BACEN on 06/07/2016. (***) Approved by BACEN on 09/23/2016.